Pinnacle[SM]
FINANCIAL PARTNERS



2012 ANNUAL REPORT

Pinnacle Vision

To be the best financial services firm and the best place to work in Tennessee

ENGAGED ASSOCIATES

- Delight clients by delivering more than expected
- Feel empowered to do their best work
- Look forward to spending their careers at Pinnacle

ENGAGED CLIENTS

- Rely on Pinnacle for effective advice
- Rave about distinctive service to others
- Become clients for life

ENGAGED SHAREHOLDERS

- Continue to invest for the long-term
- Appreciate the focus on both growth and soundness
- Value Pinnacle's dedication to clients



TEAM
Pinnacle
PARTNERS FOR A CURE
HONORING OUR SURVIVORS
2026
2015
2025

DEAR FELLOW SHAREHOLDERS,

While the U.S. economy rebounded modestly in 2012, there continues to be a great deal of uncertainty among businesses concerning the pace and sustainability of the recovery. The turmoil of an election year combined with partisan roadblocks in Washington, concerns about the global economy and increased regulation have challenged all businesses, particularly the financial industry.

Despite a very difficult operating environment, 2012 was another successful year for Pinnacle. We made extraordinary progress on the two primary priorities we discussed with you last year: aggressively dealing with credit issues and building the firm's core earnings capacity. You will see evidence of our progress throughout this report.

Key asset quality metrics such as credit costs, non-performing loans and "other real estate owned" all decreased substantially and sequentially quarter after quarter. While we are not completely at the other shore, the balance sheet rehabilitation that began in 2009 is largely complete as we believe 2013 will reflect normalized and sustainable credit metrics consistent with our long-term profitability targets.

To build core earnings capacity, we continued to execute on the strategic model of organic growth that has served us so well since our founding. We aggressively recruited a number of top bankers in our markets to deepen and secure new relationships with targeted businesses and individuals. Double-digit loan and core deposit growth, an expanding net interest margin and meaningful growth in our fee businesses were significant factors in our success.

2012 ACCOMPLISHMENTS

TARP redemption without shareholder dilution.

In June, Pinnacle redeemed the remaining preferred shares originally issued to the U.S. Treasury under the TARP Capital Purchase Program in 2008. Pinnacle used a combination of existing cash balances and borrowings under a $25 million senior debt facility to redeem the shares. As we had anticipated, our strong capital position, rapidly improving credit metrics and accelerating earnings growth allowed us to redeem TARP with no incremental issuance of common shares. While short-term investors may have benefited had we redeemed TARP sooner by issuing common shares, we believe our more patient approach has significantly enhanced the value for long-term shareholders.

Margin expansion.

An intense focus on deposit and loan pricing resulted in a net interest margin that consistently widened throughout 2012. Our financial advisors relied on a premium level of service and effective advice in an increasingly competitive and very difficult rate environment to improve pricing.

Continued high client satisfaction.

Ultimately, the firm's value is built on our ability to provide service superior to the large regional banks that presently dominate our markets. Not only have we been recognized again this year by Greenwich Associates as one of the best banks in the country in terms of "overall client satisfaction" among small- and middle-market business clients, but also more than 97 percent of respondents reported on our own client survey that "Pinnacle is *recognizably better* than the competition."

Continued associate engagement.

Pinnacle was recently recognized in *FORTUNE* magazine as the fourth best medium-sized workplace in the country. Given the tepid outlook for economic growth, our vision to be the best place to work in Tennessee has and should continue to enable us to recruit and retain the high-performing financial professionals so critical to our long-term growth and profitability plans.

PINNACLE'S ADVANTAGES

Location.

Tennessee is widely known for growing existing businesses and attracting new ones. And for the second straight year, *Chief Executive* magazine named Tennessee one of the top five states for business.

Within Tennessee, Pinnacle has the additional advantage of operating in the state's two most dynamic markets, Nashville and Knoxville. Data show that these two markets continue to outpace the national recovery, particularly as it relates to job growth and the rate of unemployment. *Kiplinger* recently named Nashville in the top eight cities for projected job growth. Knoxville is among the 10 fastest growing U.S. cities, according to the U.S. Census Bureau.

Intense focus on client relationships.

A key to our success has always been our ability to attract financial advisors who have large client bases at competitor institutions. We have continued to recruit high-performing producers during 2012. Many of our financial advisors are relatively early in the process of consolidating their books of business, which should contribute meaningfully to our growth over the next two or three years.

Vulnerable competition.

Pinnacle continues to take advantage of the weaknesses at the large regional and national franchises. The third quarter 2012 report by Greenwich Associates showed Pinnacle has become the lead bank to 16 percent of businesses in Nashville with annual revenues between $1 million and $500 million. We believe that our primary competitors are as vulnerable as ever, creating opportunities for us to continue our growth by taking additional market share.



We believe 2013 will be another challenging year for financial institutions and will likely magnify distinctions between those firms that have successfully rehabilitated their balance sheets and rebuilt core earnings capacity from those that have not. In an uncertain economy, firms that win the war for talent and take valuable clients from increasingly vulnerable competitors are likely to be rewarded. To that end, we are confident that our firm is better prepared than most to face the tough challenges and take advantage of the many opportunities we see ahead.

As you review the information in this report, we hope you share our confidence in the future of your investment. Your comments, feedback and visits at any time are encouraged.

Sincerely,

M. Terry Turner
President and CEO

Robert A. McCabe, Jr.
Chairman

The Pinnacle Model

ENGAGED ASSOCIATES



ENGAGED CLIENTS



ENGAGED SHAREHOLDERS

PINNACLE'S FORMULA FOR SUCCESS

The formula: engaged associates lead to engaged clients, and engaged clients lead to outsized shareholder returns.

Yes, we invest in family picnics and anniversary celebrations for associates. We also offer to subsidize personal trainers for associates to build health and stamina. We try to "wow" our associates from the first day they come to work at Pinnacle with a breakfast that they have pre-selected and a personalized itinerary that reinforces the new associates' decision to join us.

Why? According to Joel Manby in *Love Works*, "the enthusiasm of the [client] experience can never rise any higher than the enthusiasm of your own employees." If we are looking for client engagement, and we are, the only path is through engaged associates.

Thirty years of research by Great Place to Work® Institute further validates our formula. That firm's studies show that investing in a high-trust workplace culture yields distinct, tangible business benefits, such as significantly lower turnover and better financial performance than industry peers.

One study in particular, "The Link Between Job Satisfaction and Firm Value" by Alex Edmans, found that great places to work generate higher long-term stock market returns than other firms.

Comparing Great Place to Work's list of the 100 Best Companies to Work For to the S&P 500 and Russell 3000 shows that companies with great work environments have returned more than three times as much for investors since 1997.


Comparative Cumulative Stock Market Returns
Cumulative Return
400%
350%
300%
250%
200%
150%
100%
50%
0%
FORTUNE's 100 Best Companies to Work For
Russell 3000
S&P 500
Great Workplaces provide 3 times the return
+366%
+102.23%
+93.13%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Source: Russell Investment Group
Copyright © 2013 Great Place to Work® Institute, Inc. All rights reserved.
www.greatplacetowork.com

The Pinnacle Model:

ENGAGED ASSOCIATES

Given the strong link between job satisfaction and firm value, when we started Pinnacle in 2000, we were very intentional about the kind of culture we wanted to create. Specifically, we set out to build the best place to work in Tennessee. It would be unreasonable to expect our associates to treat our clients better than we treat those associates. And now more than ever, the war for talent is intense. It's simply impossible to attract and retain the market's best bankers without building a great work environment. By every measure we have succeeded in accomplishing our goal.

CREATING A REMARKABLE CULTURE

Throughout our history Pinnacle has consistently been named a "great place to work" in local and statewide publications. In fact, we have been a winner of the "Best Places to Work in Nashville" award for nine consecutive years. In 2012 we were recognized on a national level for our uniquely engaging work environment. Consulting firm Great Place to Work named Pinnacle one of the best workplaces in the United States on its 2012 Best Small & Medium Workplaces list, which was published in *FORTUNE* magazine. Pinnacle ranked No. 4 out of 25 on the medium-sized list—fourth best in the United States.





EXTERNAL AWARDS RECOGNIZE PINNACLE AS A GREAT WORKPLACE

MAY 2012
For the ninth consecutive year, Pinnacle is a winner of the *Nashville Business Journal's* "Best Places to Work" award. Pinnacle is the only firm that has won every year of the award's existence.

OCTOBER 2012
Great Place to Work names Pinnacle one of the best workplaces in the United States on its 2012 Best Small & Medium Workplaces list published in *FORTUNE* magazine. Pinnacle ranked No. 4 out of 25 on medium-sized list.

DECEMBER 2012
Nashville Business Journal names Pinnacle a finalist in its "Healthiest Employers" award for the second consecutive year. The companies were judged based on wellness programs for their employees.

HOW PINNACLE ENGAGES ASSOCIATES

Great Place to Work measures work environments on five dimensions: credibility, respect, fairness, pride and camaraderie. Here are just a few examples of what Pinnacle does to foster each of these five dimensions in our workplace.

- ***CREDIBILITY.*** Open and honest communication is the top priority for Pinnacle President and CEO Terry Turner. He deals candidly with the firm's priorities in quarterly all-associate meetings, weekly "roadmap" meetings and frequent posts on his internal blog.

- ***RESPECT.*** Our flat organizational structure and "open door" environment make Pinnacle's Leadership Team more visible and accessible. The CEO and other key leaders hold dozens of listening sessions each year in which associates are encouraged to offer feedback on issues they'd like addressed.

- ***FAIRNESS.*** Every single associate receives restricted shares, and all non-commissioned associates are eligible for annual cash incentives based on the firm's asset quality, revenue growth and earnings growth. We're all owners, so our associates act like shareholders. What's good for shareholders is good for associates.

- ***PRIDE.*** As a firm we specifically target high performance, whether earning honors for client satisfaction, community service or shareholder returns. Everybody loves to be on a winning team.

- ***CAMARADERIE.*** Every new associate goes through a three-day orientation led by Terry Turner and other members of the Leadership Team. We also host a variety of other activities, such as family picnics, a Thanksgiving luncheon, a 5K race and a variety of community projects where associates form deep personal bonds.

STRONG ENGAGEMENT RESULTS AGAIN IN 2012

Pinnacle's annual work environment survey actually measures our intense focus on engaging associates, which is, of course, the key to engaging clients. Again in 2012 Pinnacle saw an increase in associate engagement—even during a challenging period for the banking industry. The firm received its highest percentage of "top box" (those who "strongly agree") ratings ever—even higher associate engagement levels than before the recession began.

Richard Boyer with ModernThink LLC, the company that administers Pinnacle's survey each year, made these observations about Pinnacle's 2012 results:

"Pinnacle's recognition in FORTUNE magazine's Best Small & Medium Workplaces program comes as no surprise to those who know the Pinnacle story and have first-hand experience of Pinnacle's culture. Pinnacle's ability to wed 'wow' service with a culture of accountability helps raise expectations and bring out the best among its associates. Metrics matter at Pinnacle, including results to their annual Work Environment Survey. The 2012 survey results build on what were already truly outstanding results, demonstrating there's no resting on one's laurels at Pinnacle."

WHAT ASSOCIATES VALUE MOST

Nobody can explain Pinnacle's special culture and the high level of job satisfaction better than the associates themselves. Every year the annual survey asks the open-ended question, "What do you value most at Pinnacle?" To the right is just a sample of their responses.

A key ingredient in creating a "wow" experience for our clients is making sure they are conducting business with familiar faces. That's why retaining associates is so critical to our mission. It appears our obsession with engaging associates is paying off. Our associate retention rate in 2012 was above 92 percent, as it has been every year of our existence.

ASSOCIATE RETENTION RATE RECORD



Pinnacle's associate retention rate has been **above 92%** every year of business.

"I am so glad that I am able to work for a firm that appreciates you and the job that you do for them. We are truly a family in every sense of the word. I just love my Pinnacle family."

"I appreciate that everyone is on the same page as far as what we need to do as a firm to succeed. The leadership team does a good job in communicating that. This is also the best place that I have ever worked, and I feel honored to be given a place here."

"Our values, communication, culture, brand and family atmosphere are what I appreciate most. Pinnacle associates always try to get it right! We are owners. That's a cool thing!"

"I value the firm's values and how they play out on a daily basis. I appreciate the professional atmosphere in which each individual is encouraged to do their very best to ensure the firm's success."

"The associates at Pinnacle truly want to SHINE in their respective positions—not just do the work. This type of environment makes it a pleasure to come to work."



PARTNERS WITH OUR COMMUNITIES

Part of Pinnacle's stated mission is "to make a significant impact on the community." Our community initiatives focus on supporting quality of life through financial contributions and programs that bring associates together to make our community better, because only in a strong community can Pinnacle grow and prosper.

In difficult economic times nonprofit organizations struggle to raise funds even more than usual. Throughout the economic cycle Pinnacle has continued our track record of financial support. We give in four priority categories: education; health and human services; arts; and economic development, with preference given to organizations where our associates are actively involved.

An important aspect of Pinnacle's unique culture is encouraging all Pinnacle associates to volunteer and serve in leadership roles for their favorite causes. Pinnacle associates logged 47,412 hours for 441 not-for-profits in 2012.



In March, Pinnacle associates dressed up as "Cat in the Hat" and participated in the Read Across America celebration of Dr. Seuss's birthday.



Special Olympics has been a favorite volunteer project since the firm's beginning. Pinnacle associates and their families manage the bocce ball competition for the Tennessee Special Olympics held at Vanderbilt University each spring.

COMMUNITY CONTRIBUTIONS



Total of 47,412 volunteer hours for 441 not-for-profits in 2012



Associates across the firm share their talents by serving on the finance and fundraising committees of philanthropic organizations. At tax time, they work in Volunteer Income Tax Assistance centers to help low-income individuals prepare their returns without charge. Others teach financial literacy classes for organizations that reach out to first-time homebuyers or those who have credit issues. Pinnacle associates also serve as mentors in schools that serve low- and moderate-income families.

TWO TOP COMMUNITY PRIORITIES

As we allocate our financial and volunteer resources, we are particularly focused on making a difference in affordable housing and a dynamic downtown Nashville, our hometown.

AFFORDABLE HOUSING

Highlights of Pinnacle's long-term involvement with the Federal Home Loan Bank of Cincinnati include:

- Helping secure more than $8.6 million in grants from the FHLB since 2003
- Providing financing and grant money for 325 new affordable single-family units, 52 new affordable rental units and 112 rehabilitated rental units in total since 2003
- Providing down-payment assistance for 205 affordable single-family homes
- Helping more than 150 families remain in their homes using grant funding and counseling services, such as dealing with late payment and re-working terms of loans



Pinnacle also has a long-standing relationship with Habitat for Humanity. Our involvement consists of:

- Servicing more than 481 Habitat for Humanity loans with a total value of more than $28.8 million at no cost to Habitat or the home owner



PINNACLE HELPS DELIVER THE DREAM OF HOME OWNERSHIP



Servicing more than 481 Habitat for Humanity loans at no cost to the home owner



Helping secure more than $8.6 million in grants from the FHLB

A DYNAMIC DOWNTOWN



A significant hallmark of a dynamic city is a downtown that provides compelling amenities, attractions and services for businesses, residents and visitors. Downtown Nashville is bustling—the new convention center will open in 2013, new businesses are adding jobs, and more residents are moving into the urban center.

As a locally owned bank, Pinnacle supports the importance of downtown Nashville to the region in multiple ways:

- **Location of our headquarters in downtown.** Pinnacle is a major tenant in The Pinnacle at Symphony Place, an iconic building that led the way in revitalizing Nashville's SoBro area. Projects underway include the Music City Center (pictured above), new hotels and a renovated Country Music Hall of Fame and Museum.
- **Leadership for the Downtown Partnership.** Rob McCabe, Pinnacle's chairman, has provided pivotal leadership for this coalition of business and community groups that tackles residential development, new retail, safety and parking in downtown Nashville.
- **Support of downtown cultural and entertainment venues.** The NHL team's arena and the Frist Center for the Visual Arts are just two attractions that Pinnacle supports. One of our most exciting involvements is as the official bank of the Tennessee Titans, our NFL team.

The Pinnacle Model:

ENGAGED CLIENTS

Our unique work environment and the camaraderie our associates develop while working on community projects serve to excite and engage our associates. And our excited and engaged associates "wow" clients with an experience they simply can't find at any of our competitors. Client feedback validates the importance of staying the course with the same key business strategies we've employed since the firm's inception.

1. Focus primarily on businesses, their owners and employees, as well as consumers that desire more than just the best price.
2. Hire and retain highly experienced and qualified financial services professionals.
3. Provide distinctive service and effective advice in exchange for premium pricing.
4. Offer a full line of financial services, including investments, mortgage, trust, insurance and treasury management.
5. Offer extraordinary convenience.

Strategy 1

Focus primarily on businesses, their owners and employees, as well as consumers that desire more than just the best price.

Our targeted focus on businesses, their owners and employees has enabled us to achieve extraordinary penetration of those segments. As an example, 89 percent of our demand deposit accounts are commercial. Not only that, but according to independent research, our penetration of those businesses' owners, about 31 percent, is far greater than the average for other banks of 18 percent.

Pinnacle's own surveys, in addition to independent research, validate that we are excellent at delivering distinctive service and effective advice to our clients.

2012 PENETRATION OF BUSINESS OWNERS


18%
Bank Average
31%
Pinnacle Financial Partners
(Source: Greenwich Associates)

High Penetration of Business Deposits Reflects Our Intense Focus on Commercial Clients


$1200
$1000
$800
$600
$400
$200
$0
DDA Balances (in millions)
60,000
50,000
40,000
30,000
20,000
10,000
Number of Accounts
36,781
47,253
Q111
Q211
Q311
Q411
Q112
Q212
Q312
Q412
Business
Consumer
Total Accounts

2012 GREENWICH EXCELLENCE AWARDS


GREENWICH
Greenwich
Excellence

Greenwich Associates named Pinnacle a winner for distinguished service in three categories. The firm evaluated more than 750 banks across the country, including all of the largest 50, by conducting thousands of interviews with their clients. Only about 5 percent of the financial institutions evaluated were selected as significantly better than their peers. Pinnacle's recognition includes regional awards for satisfaction in small business banking, middle market banking and treasury management.

HIGH SCORES ON PINNACLE CLIENT SURVEYS

In our own survey we use the same 14 measures of client satisfaction every year to evaluate current performance and compare to prior years. The chart below shows five of the 14 measures that best represent client satisfaction. The one we take the most pride in is that more than 97 percent of respondents indicate that "Pinnacle is recognizably better than its competition."

2012 Service Quality — Representative Measures

My Financial Advisor....	**Q1**	**Q2**	**Q3**	**Q4**	**Average**
1. Is in touch with me frequently enough to know and meet my needs.	4.70	4.72	4.69	4.70	**4.70**
2. Demonstrates knowledge and experience necessary to meet my needs.	4.84	4.88	4.83	4.84	**4.85**
3. Provides timely responses to my requests.	4.85	4.86	4.81	4.85	**4.84**
4. Ensures accuracy in all our work.	4.85	4.84	4.80	4.83	**4.83**
5. Is recognizably better than his/her competitors.	4.83	4.80	4.76	4.81	**4.80**

Clients are asked to rate Pinnacle on a scale of 1 to 5 with 5 indicating 'Strongly Agree"



Strategy 2

Hire and retain highly experienced and qualified financial services professionals.

Fulfilling our brand promise of distinctive service and effective advice requires attracting and retaining the best financial professionals in Nashville and Knoxville. With an average of 35 years of experience including their time at Pinnacle, financial advisors have a track record of success in serving clients in these markets. Pinnacle's retention rate of 92.2 percent gives our clients confidence that they can expect long-term relationships with their partners at Pinnacle.

PINNACLE ANNUAL ASSOCIATE RETENTION RATE


62.4%
Industry Average (Bureau of Labor Statistics)
92.2%
Pinnacle Financial Partners

Though Pinnacle's earning assets shrank and market share movement slowed during the most recent economic downturn, we retained virtually all of our financial advisors. And to help meet the performance goals we set for 2012 and beyond, we hired an additional number of high-profile financial advisors who also have the opportunity to bring large books of business with them. Their vast experiences in areas such as specialty lending, private equity and business ownership, as well as key leadership positions at other banks, have brought an added depth of experience to our Pinnacle team. It is our expectation that all of these financial advisors will be highly successful in leveraging their longstanding personal relationships and Pinnacle's reputation to consolidate their clients from previous employers, in much the same way as our financial advisors did from inception until the recession began.

Pre-recession Growth Rate Proves Hiring Strategy


$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Cavalry Merger
MBI Merger
1-01 2-01 3-01 4-01 1-02 2-02 3-02 4-02 1-03 2-03 3-03 4-03 1-04 2-04 3-04 4-04 1-05 2-05 3-05 4-05 1-06 2-06 3-06 4-06 1-07 2-07 3-07 4-07 1-08 2-08 3-08 4-08
Total Deposits (EOP)
Total Loans (EOP)
in millions

Strategy 3

Provide distinctive service and effective advice in exchange for premium pricing.

Talk to any of Pinnacle's associates, and they can tell you the company's vision is to be the best financial services firm and the best place to work in Tennessee. Better yet, they can translate that vision into what they do every day—delivering distinctive service and effective advice.

According to Greenwich Associates, based on "willingness to recommend," our business clients in Nashville are substantially more loyal than those of any of the large national and regional franchises with whom we compete.

PINNACLE CLIENTS MORE LOYAL



Pinnacle's clients are very likely to recommend us — more than our competitors' clients are willing to recommend them.



Pinnacle Generates Client Loyalty and Willingness to Recommend


Regional C
Pinnacle
Regional B
Regional A
National A
20%
15%
10%
5%
0%
Lead Relationships as a % of Total Market (%)
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Loyalty – Very Likely to Recommend (%)

Note: Cross-hairs are set at the mean for lead penetration (Y-axis) and very likely to recommend (X-axis).
Question: On an 11-point scale, from "0" not at all likely to "10" extremely likely, how likely are you to recommend a company with similar needs to (Lead Bank)? Which bank or non-bank do you consider to be your company's single most important or lead provider or banking services?
Source: 2012 Greenwich Associates Market Tracking Program (Pinnacle Financial - Nashville - $1-500 Million - Rolling 4Q to Q3 2012).

EFFECTIVE ADVICE IN ACTION

Whether it's "wowing" a veteran who was away by setting up drafts and following up to ensure bills were paid or arranging a last-minute appraisal to make sure a client's mortgage closed on time, our associates go beyond what is expected. Our approach to "wowing" clients is to do things that are memorable, delight them, provide unexpected solutions and anticipate their unspoken needs.

Additionally, on our 2012 annual survey, 95 percent of clients indicated that we provided knowledge and insights they would not have otherwise. The very limited number of examples that follow provide some insight into the valuable service and advice Pinnacle clients receive.


KENNY
PIPE & SUPPLY
615-244-4980 Fax:

Kenny Pipe and Supply Inc.

The relationship between Bill Kenny, owner of Kenny Pipe and Supply Inc., and Pinnacle financial advisor Steve Uebelhor literally spans decades. Over those years, Bill and Steve have developed a deep personal relationship that has stood the test of good and bad economic times. Steve's advice that Kenny Pipe exit its smaller markets ultimately resulted in less leverage against the company's balance sheet and a stronger business model. The company now operates in 12 markets in three states. Steve helped Bill look to the future and structure his overall banking relationships and credit lines to accommodate the company's growth without any disruptions. Steve has also helped Bill structure some challenging real estate transactions. "Especially when things don't go as planned, Steve has come up with options I would not have thought of," Bill says. "Counselors are helpful in good times, but they're really valuable in tough times. Steve is a counselor to me in a very real sense of the word."

Northshore Town Center


TARGE

Several banks in Knoxville wanted to work with developers Jim Harrison and Budd Cullom on their latest project, Northshore Town Center. The 133-acre mixed-use commercial and residential development was one of the biggest projects in the market at a time when good real estate deals were few and far between. After considering what other lenders could bring to the table, Jim and Budd chose to partner with Pinnacle financial advisor Tom Vester because of his deep expertise in real estate transactions. Tom had worked with both of the lead developers on various deals for 20 years, and they knew they could count on him to help navigate through the project. The sheer size was a challenge, and Tom figured out the best way to structure the deal, which included a letter of credit, a development loan and a 20-year Tax Increment Financing. Tom arranged for participation by another bank in order to provide "one-stop shopping" to the entire financing. Anchor stores Target and Publix have since opened at Northshore, and the project is moving forward as planned.



Cumberland Consulting Group

The founders of Cumberland Consulting Group, a healthcare consulting firm in Nashville, used their backgrounds as Big Six accounting firm executives to deliver effective advice on a more efficient smaller company platform. Pinnacle's similar advice and service model drew them to financial advisor Eric Kruse. When Cumberland decided to bring in a private equity partner to fund additional growth, they continued to work with Eric as their primary financial partner. He understood the options available to the partners when they sold part of the business after the private equity transaction closed, as well as the challenges that high liquidity posed. Eric introduced the partners to Pinnacle financial consultant Jamie Hare, who was able to take his knowledge of their situation and future needs to offer advice on investment structures. The sale of the business complicated the partners' personal tax returns, but Pinnacle mortgage advisor Brad Butler understood all of the moving parts and was able to refinance their mortgages. Pinnacle's familiarity with Cumberland's service model and the founders' personal financial needs helped the partners transition through the company's various growth phases.

Mastermind Groups



In 2012 Pinnacle started several Mastermind Groups, which are small groups of business owners who meet in focused sessions over two months to work on their businesses rather than working in their businesses. Pinnacle small business financial advisor Kirsten Schriner facilitated one of the Mastermind Groups, using the book *E-Myth Revisited* as the center of their discussions. The real value of the sessions is that business owners get the opportunity to discuss and share their experiences. At its conclusion, this particular group decided to form an email group so they could continue to share information and draw on one another's knowledge. The sessions were so effective that one of the business owners who participated, Bill Holt of Aqueduct Irrigation, brought his employees to one of Pinnacle's Learning Centers and led a Mastermind Group with them to make some long-term changes in his company.


ers. LLC
ildcare Center
hristian Environment
)7.0030
wonders.com

Glorious Wonders Childcare Center

Pinnacle's Treasury Management team made a significant difference in the way Veronica Buchanan runs her business, Glorious Wonders Childcare Center in Murfreesboro. To help Veronica manage her financial accounts, treasury management advisor Wendy Tompkins recommended new processes using Pinnacle's ACH services for client payments and employee direct deposit of payroll. "This process alone has decreased my security concerns for my employees on site with large deposits and has streamlined my cash flow by decreasing the instance of late payments and returned checks," Veronica says. The end result is a more efficient process that saves money and gives Veronica more time to spend on the other aspects of her business.

CLIENT ENRICHMENT OPPORTUNITIES

Helping clients learn more about the economy, government priorities and other timely topics builds on the effective advice our advisors provide.

Small workshops that take place in Pinnacle's offices offer insights into a variety of topics from associates and outside experts. This past year 22 workshops focused on issues such as information security, Medicare and estate planning.



The Pinnacle Forum Series gives participants a chance to hear from leading outside speakers. Nashville Mayor Karl Dean kicked off the series in February. In April guests heard from renowned economist Art Laffer. Pinnacle partnered with the Rutherford County Chamber of Commerce in December on a luncheon that featured Tennessee Gov. Bill Haslam as the speaker.

For clients who can't attend events in person, Pinnacle's online Learning Center (www.pnfp.com/learning-center/) provides a wealth of information about business ownership, fraud protection, retirement and other financial areas. The Pinnacle 5 Podcast series offers 8-10 minute interviews with financial advisors about topics such as "5 Ways to Minimize College Costs" and "5 Actions to Take Before You Buy a House."


Pinnacle



Forum speakers Art Laffer (top) and Gov. Bill Haslam (bottom left) answered clients' questions about the economy and politics.



Strategy 4

Offer a full line of financial services, including investments, mortgage, trust, insurance and treasury management.

We intentionally chose the name "Pinnacle Financial Partners" to convey that we are "more than a bank." We knew we had to be able to meet all of a client's financial needs—whether at home, at the office or when managing their wealth.

The firm organizes its comprehensive platform of financial services around three broad offerings: personal banking, business banking and wealth management. Each client has a financial advisor who acts as the "quarterback" and coordinates with the other areas. This gives clients the benefit of one primary contact who can assemble a team with a variety of expertise to provide a solution customized to their unique financial needs.

Financial advisors for personal banking juggle many responsibilities. Depending on what the client needs on any given day, they may close a loan, open a line of credit, suggest the best type of deposit account or make an introduction to a mortgage advisor.



PINNACLE TOP SMALL BUSINESS LENDER IN MIDDLE TENNESSEE



$636.5 million in small business loans

(Source: Nashville Business Journal)

Pinnacle's business advisors offer a similar range of banking services to companies and their owners. Many of the financial advisors within business banking have expertise in certain industry sectors, such as health care or music; key business functions, such as treasury management; or certain market segments, such as owner-managed businesses.

Our wealth management capabilities best demonstrate Pinnacle's intent to be "more than a bank." The associates in wealth management are experts in financial planning, investment management, trust and insurance services. Their goal is to help clients grow, manage and distribute assets.

We have continued to place emphasis on introducing and involving all of the right specialists to make sure we offer our clients all the financial services and products they may need. Greenwich Associates' research indicates that our business clients appreciate the full line of financial services we offer. In Nashville, on average, our business clients have chosen Pinnacle as their provider for 4.0 unique financial services, versus a range of 2.5 to 3.7 products for our primary in-market competitors.

Strategy 5

Offer extraordinary convenience.

Pinnacle is the second-largest bank holding company headquartered in Tennessee with 29 offices in eight Middle Tennessee counties and three offices in Knoxville. Pinnacle plans to open a new office in the Cedar Bluff area of Knoxville in 2013.

In addition to our physical locations, Pinnacle also offers mobile applications for smart phones so clients can check their balances and transfer funds on the go. With these mobile apps, our remote deposit capabilities for businesses and online banking features, clients can bank with Pinnacle virtually anytime, anywhere.


Pinnacle

New Cedar Bluff location rendering (above) and mobile app and online banking screens (below)


Pinnacle
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The Pinnacle Model:
ENGAGED SHAREHOLDERS

Throughout our history we have been fortunate to have committed investors—both individuals and institutions.

They have applauded our growth phase and provided support during our turnaround. We began a third phase in 2012—one primarily focused on increasing shareholder value through disciplined growth.

PINNACLE'S THREE GROWTH PHASES




Pinnacle opens in Nashville
Pinnacle achieves break even results in 13 months
Pinnacle's organic growth achieves $498 million in assets in three years
Assets hit $1 billion at year end, all through organic growth
Pinnacle recognized for achieving 2nd highest total shareholder returns over past five years among publicly traded banks (2003-2008)
2000
2001
2002
2003
2004
2005
2006
2007
2008

PHASE 1

2000 – 2008

Rapid de Novo Expansion

2012 HIGHLIGHTS

TARP Redemption
In June, Pinnacle redeemed the remaining outstanding preferred shares held by the U.S. Treasury in the TARP Capital Purchase Program. The firm financed the redemption through existing cash balances and a senior debt facility instead of diluting shareholder value by issuing more shares of common stock.

'Most Trustworthy" Company
Forbes magazine named Pinnacle one of "America's Most Trustworthy Companies" in March. *Forbes* and independent corporate governance analytics firm GMI Ratings published the list of 100 companies on American exchanges that are the most transparent and trustworthy.

State Charter Conversion
In the third quarter Pinnacle National Bank, like a number of high-performing banks around the country, converted to a state bank charter. At a time of increasing government regulation and cost to comply, the move was intended to simplify communications with local regulatory authorities that know and understand our Tennessee markets.

Stock Price
Pinnacle's share price has responded to the pace of recovery and future outlook. Since September 2010, Pinnacle has outperformed the key banks with which we compete: Bank of America, Regions, SunTrust and First Tennessee.


2009
2010
2011
2012
Engaging Associates
Engaging Clients
Engaging Shareholders
PHASE 2
PHASE 3
2009 – 2011
Recession Requires New Focus
2012 and BEYOND
Creating Shareholder Value Through Disciplined Growth

In its first eight years, Pinnacle grew loans and deposits at rates far above the industry averages while maintaining superior credit quality. Pinnacle acquired two large Middle Tennessee franchises, Cavalry Bancorp and Mid-America Bancshares, in 2006 and 2007, respectively. Also in 2007 Pinnacle launched a de novo expansion into the Knoxville market. From Dec. 31, 2000, to Dec. 31, 2008, share price grew an average of 33.2 percent a year, and Pinnacle shareholders enjoyed the second-highest return of all publicly traded banks in the United States.

PHASE 1

Rapid de Novo Expansion 2000-2008



PHASE 2

Recession Requires New Focus 2009-2011



The tide changed with the severe and prolonged recession that began in 2008. Pinnacle's focus turned away from growth toward rebuilding the core earnings capacity of the firm and aggressively dealing with troubled assets, particularly our concentration in residential real estate. Just as Pinnacle's strong execution during the rapid expansion phase outpaced its key competitors, so did Pinnacle's execution during the turnaround phase.

Net Charge-Offs to Total Loans 2008-2012


14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
4.96%
12.36%
12.58%
10.84%
9.24%
Pinnacle
National A
Regional A
Regional B
Regional C

Non-Performing Assets as a Percentage of Loans and ORE


9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Pinnacle
National A*
Regional A
Regional B
Regional C
2008 Q1
2008 Q2
2008 Q3
2008 Q4
2009 Q1
2009 Q2
2009 Q3
2009 Q9
2010 Q1
2010 Q2
2010 Q3
2010 Q4
2011 Q1
2011 Q2
2011 Q3
2011 Q4
2012 Q1
2012 Q2
2012 Q3
2012 Q4

Source for both charts: SNL Data

Nonperforming assets includes nonperforming loans, troubled debt restructurings, 90+ days past due and OREO.
The denominator is both loans held for sale and held for investment and OREO.

*Q4 2012 figures not available at press time.


PHASE 3
Creating Shareholder Value Through Disciplined Growth 2012 and Beyond

Phase 1 proved that our engaged associates were excellent at growing the business. Similarly during Phase 2, it appears our engaged associates not only worked through the necessary balance sheet rehabilitation more quickly than in-market peers, but they also helped us bring even greater discipline to our ongoing processes. Our priority in Phase 3 is leveraging our engaged associates to create shareholder value by focusing on long-term profitability targets and harvesting the benefits of our attractive markets.

LONG-TERM PROFITABILITY TARGETS

In 2012 we continued to expand relationships with existing clients, brought in additional high-producing financial advisors with significant client followings and attracted substantial numbers of new clients. These actions helped us achieve steady progress toward our long-term profitability targets.

Pinnacle is Progressing Toward Targets

Ratio	PNFP 1Q12	PNFP 2Q12	PNFP 3Q12	PNFP 4Q12	PNFP Long-term Targets
NIM	3.74%	3.76%	3.78%	3.80%	3.70%-3.90%
Net Charge-offs	0.44%	0.28%	0.22%	0.24%	0.20%-0.35%
Noninterest Income / Total Average Assets	0.81%(1)	0.81%(1)	0.86%(1)	0.89%(1)	0.70%-0.90%
Noninterest Expense / Total Average Assets	2.60%(2)	2.56%(2)	2.55%(2)	2.52%(2)	2.10%-2.30%
ROAA	0.60%	0.65%	0.93%	0.94%	1.10%-1.30%

(1) - Calculation excludes gains on the sale of investment securities
(2) - Calculation excludes OREO expense and FHLB prepayment charges

Expanding our net interest margin has been a priority in the face of increasing competition for loans from our regional competitors. Our long-term target is a net interest margin between 3.70 and 3.90 percent. Net interest margin ended the year at 3.80 percent, increasing for the ninth consecutive quarter and hitting the mid-point of our target range.

We are operating inside the range on each of our long-term targets except noninterest expense to average assets. That ratio is currently too high. We intend to continue lowering targeted operating costs as well as expenses that have been elevated in conjunction with the difficult credit environment over the last four years.

As a part of our balance sheet rehabilitation, assets declined by roughly $300 million from the peak in 2009. Despite the pull back, we made the strategic decision not to cut expenses associated with revenue generation. And more than that, we actually increased the number of financial advisors by roughly 10 percent during 2012, an investment in future growth based on the market opportunity we see.

LOAN GROWTH AND MARGINS ARE KEY



Net loans grew 12.8 percent in 2012.



Net interest margin increased for nine consecutive quarters, ending the year at 3.80 percent.



So the key to meeting all of our long-term profitability targets is to grow quality loans while containing expenses. We believe the financial advisors who are currently on our payroll, including the group we hired over the past 18 months, have the capacity to produce approximately $1.3 billion in net loan growth over roughly three years beginning in 2012.

And with one year down, this tactic for achieving our long-term profitability is yielding good results. Pinnacle's organic growth model regained momentum in 2012, as we experienced a 12.8 percent increase in net loan growth, roughly one-third of the three-year growth target.

Obviously, to produce this kind of asset growth while aggressively managing operating expenses will transform the noninterest expense to asset ratio substantially, along with the profitability of the firm.

Existing Lenders Have Incremental Capacity to Take Share and Grow Loans


2012-2014 ANTICIPATED NET LOAN GROWTH
12.8% AGR
2012
$420.8 Million 2012
11.5% CAGR
FA Capacity
$1.27 Billion Capacity
$–
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20

BENEFITS OF OUR ATTRACTIVE MARKETS



MARKET ADVANTAGES



Tennessee is the No. 4 state for business.

Businesses and families find many advantages to living in Tennessee, including excellent quality of life, moderate climate and numerous tax advantages. In 2012 *Chief Executive* magazine ranked Tennessee the fourth-best state for business. Tennessee also was recognized as one of the top 10 business climates in the United States by *Site Selection* magazine. Within Tennessee, Pinnacle operates in the state's two top markets—Nashville and Knoxville.

Pinnacle holds the fourth-largest market share in Nashville behind three large regional banks, making us the largest locally owned alternative for clients. The firm has quickly grown to be the sixth-largest financial institution in the Knoxville market after a 2007 de novo expansion into the area.

NASHVILLE


SUMNER
Hendersonville
CHEATHAM
Ashland City
DAVIDSON
Nashville
Mt. Juliet
Lebanon
WILSON
DICKSON
Dickson
Brentwood
WILLIAMSON
Franklin
Smyrna
RUTHERFORD
Murfreesboro
BEDFORD
Shelbyville

Nashville achieved "it city" status in 2012, landing on several major national publications' lists of hot spots. *Travel + Leisure* named it No. 3 overall in its list of America's Best Cities. Nashville was No. 13 on *BloombergBusinessweek's* ranking of America's 50 best cities. *GQ* simply dubbed it "Nowville."

Nashville's diverse economy, thriving cultural base and strong business community are major attractions for corporations. Unemployment levels fell rapidly in 2012 and reached a two-year low of 5.7 percent, which is more than two full percentage points below the national average. Economic development accolades in 2012 include:

- **No. 1 metropolitan area for projected job growth, *Kiplinger***
- **Fourth-strongest economy in the country, POLICOM**
- **10th best U.S. city for business and careers, *Forbes***

Nashville

Knoxville


Fountain City
KNOX
Northshore
Cedar Bluff
(coming 2013)
Farragut

KNOXVILLE

Knoxville also enjoys a very healthy and diverse economy with an excellent transportation and technology infrastructure. A Brookings Institution report found that the Knoxville metro area is one of only three in the United States whose economy has fully recovered from the impact of the recession. Among Knoxville's rankings in 2012:

- **No. 6 best mid-sized city for jobs, *Forbes***
- **No. 8 fastest-growing U.S. city, *CNN Money***
- **No. 10 for economic growth, *Business Facilities***


Pinnacle

SHAREHOLDER ALIGNMENT

Another critical factor in creating long-term shareholder value is aligning associates' interests with those of our shareholders. Three commitments assure that everyone involved with the firm has a stake as an "owner":

- Inside ownership, including directors, is approximately 8.72 percent.
- All associates receive restricted shares of stock when they start and each year thereafter.
- All non-commissioned associates participate in an annual cash incentive plan that is based primarily on meeting the firm's targets for loan quality, revenue growth and earnings per share growth. In 2012 Pinnacle associates earned 102 percent of targeted incentives based on the firm's excellent performance, which says much about the challenging performance targets we set for ourselves, as well as our ability to execute in a difficult operating environment.

We anticipate that all of our shareholders will continue to enjoy benefits from this strong alignment and the long-term results it should continue to deliver.

We also remain confident in our longstanding formula for success —that our engaged associates will continue to engage clients and that those engaged clients will lead to outsized shareholder returns.

Financial Report

Forward looking statements

Certain of the statements in this report may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "goal," "objective," "intend," "plan," "believe," "should," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements. Such risks include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant loan losses and provisions for those losses; (ii) continuation of the historically low, short-term interest rate environment; (iii) the inability of Pinnacle Financial to grow its loan portfolio in the Nashville-Davidson-Murfreesboro-Franklin MSA (the "Nashville MSA") and the Knoxville MSA; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Pinnacle Financial's asset management activities in improving, resolving or liquidating lower-quality assets; (vi) increased competition with other financial institutions; (vii) greater than anticipated adverse conditions in the national or local economies including the Nashville MSA and the Knoxville MSA, particularly in commercial and residential real estate markets; (viii) rapid fluctuations or unanticipated changes in interest rates; (ix) the results of regulatory examinations; (x) the development of any new market other than Nashville or Knoxville; (xi) a merger or acquisition; (xii) any matter that would cause Pinnacle Financial to conclude that there was impairment of any asset, including intangible assets; (xiii) the ability to attract additional financial advisors or to attract customers from other financial institutions and conversely, the inability to realize the economic benefits of newly hired financial advisors; (xiv) the ability to retain large, uninsured deposits with the expiration of the FDIC's transaction account guarantee program; (xv) further deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvi) inability to comply with regulatory capital requirements; and, (xvii) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). A more detailed description of these and other risks is contained in "Item 1A. Risk Factors" of our Annual Report on Form 10-k for the fiscal year ended December 31, 2012. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.



TABLE OF CONTENTS FOR FINANCIALS

	2012	2011	2010	2009	2008
	($ in 000s except per share data)				
Statement of Financial Condition Data (as of December 31):					
Total assets	$ 5,040,549	$ 4,863,951	$ 4,909,004	$5,128,811	$4,754,075
Loans, net of unearned income	3,712,162	3,291,351	3,212,440	3,563,382	3,354,907
Allowance for loan losses	69,417	73,975	82,575	91,959	36,484
Total securities	707,153	897,292	1,018,637	937,555	849,781
Goodwill, core deposit and other intangible assets	249,144	251,919	254,795	257,793	261,032
Deposits and securities sold under agreements to repurchase	4,129,855	3,785,931	3,979,352	4,099,064	3,717,544
Advances from FHLB	75,850	226,069	121,393	212,655	273,609
Subordinated debt and other borrowings	106,158	97,476	97,476	97,476	97,476
Stockholders' equity	679,071	710,145	677,457	701,020	627,298
Statement of Operations Data:					
Interest income	$ 185,422	$ 188,346	$ 203,348	$ 205,716	$ 206,082
Interest expense	22,558	36,882	58,975	74,925	91,867
Net interest income	162,864	151,464	144,373	130,791	114,215
Provision for loan losses	5,569	21,798	53,695	116,758	11,214
Net interest income after provision for loan losses	157,296	129,666	90,678	14,033	103,001
Noninterest income	43,397	37,940	36,315	39,651	34,718
Noninterest expense	138,165	139,107	146,883	118,577	94,478
Income (loss) before income taxes	62,527	28,499	(19,890)	(64,893)	43,241
Income tax expense(benefit)	20,643	(15,238)	4,410	(29,393)	12,367
Net income (loss)	41,884	43,737	(24,300)	(35,500)	30,874
Preferred dividends and accretion on common stock warrants	3,814	6,665	6,142	5,930	309
Net income (loss) available to common stockholders	$ 38,070	$ 37,072	$ (30,442)	$ (41,430)	$ 30,565
Per Share Data:					
Earnings (loss) per share available to common stockholders – basic	$ 1.12	$ 1.11	$ (0.93)	$ (1.46)	$ 1.34
Weighted average common shares outstanding – basic	33,899,667	33,420,015	32,789,871	28,395,618	22,793,699
Earnings (loss) per common share available to common stockholders – diluted	$ 1.10	$ 1.09	$ (0.93)	$ (1.46)	$ 1.27
Weighted average common shares outstanding – diluted	34,487,808	34,060,228	32,789,871	28,395,618	24,053,972
Book value per common share	$ 19.57	$ 18.56	$ 17.22	$ 18.41	$ 22.40
Common shares outstanding at end of period	34,696,597	34,354,960	33,870,380	33,029,719	23,762,124
Performance Ratios and Other Data:					
Return on average assets	0.78%	0.77%	(0.61%)	(0.82%)	0.74%
Return on average stockholders' equity	5.46%	5.27%	(4.37%)	(6.10%)	6.13%
Net interest margin [1]	3.77%	3.55%	3.25%	2.93%	3.17%
Net interest spread [2]	3.61%	3.33%	2.99%	2.64%	2.78%
Noninterest income to average assets	0.89%	0.78%	0.72%	0.79%	0.84%
Noninterest expense to average assets	2.83%	2.88%	2.93%	2.34%	2.30%
Efficiency ratio [3]	66.99%	73.45%	81.29%	69.57%	63.43%
Average loan to average deposit ratio	92.78%	86.76%	87.64%	94.51%	97.70%
Average interest-earning assets to average interest-bearing liabilities	131.44%	125.84%	120.27%	117.52%	115.27%
Average equity to average total assets ratio	14.30%	14.55%	13.90%	13.55%	12.15%
Asset Quality Ratios:					
Allowance for loan losses to nonaccrual loans	304.2%	154.6%	102.1%	73.7%	335.95%
Allowance for loan losses to total loans	1.87%	2.25%	2.57%	2.58%	1.09%
Nonperforming assets to total assets	0.82%	1.80%	2.86%	3.01%	0.61%
Nonperforming assets to total loans and other real estate	1.11%	2.66%	4.29%	4.29%	0.86%
Net loan charge-offs to average loans	0.29%	0.94%	1.96%	1.71%	0.11%
Capital Ratios (Pinnacle Financial):					
Leverage [4]	10.6%	11.4%	10.7%	10.7%	10.5%
Tier 1 risk-based capital	11.8%	13.8%	13.8%	13.1%	12.1%
Total risk-based capital	13.0%	15.3%	15.4%	14.8%	13.5%

(1) Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(2) Net interest spread is the result of the difference between the interest earned on interest earning assets less the interest paid on interest bearing liabilities.
(3) Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(4) Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2012 and 2011 and our results of operations for each of the years in the three-year period ended December 31, 2012. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein.

Overview

General. During 2012, our focus was to improve our asset quality and grow the core earnings capacity of the firm. Our fully diluted net income per common share available to common stockholders for the year ended December 31, 2012 was $1.10 compared to fully diluted net income (loss) per common share available to common stockholders of $1.09 and ($0.93) for the years ended December 31, 2011 and 2010, respectively. Results for the year ended December 31, 2011, included a $22.5 million benefit associated with the reversal of the deferred tax valuation allowance which was established during the fiscal year ended December 31, 2010.

Results of operations. Our net interest income increased to $162.9 million for 2012 compared to $151.5 million for 2011 and $144.4 million for 2010. The net interest margin (the ratio of net interest income to average earning assets) for 2012 was 3.77% compared to 3.55% for 2011 and 3.25% for 2010. Our net interest margin was impacted favorably in all three years by an increased effort to reduce our cost of funds and our decreased dependency on higher priced noncore funding.

Our provision for loan losses was $5.6 million for 2012 compared to $21.8 million in 2011 and $53.7 million in 2010. Our net charge-offs were $10.1 million during 2012 compared to $30.4 million in 2011 and $63.1 million in 2010. During 2012, we decreased our allowance for loan losses as a percentage of loans from 2.25% at December 31, 2011 to 1.87% at December 31, 2012 primarily due to the ongoing resolution of non-performing loans, the reduction in our net charge-offs, and overall improvements in the asset quality of our loan portfolio during 2012.

Noninterest income for 2012 compared to 2011 increased by $5.5 million, or 14.4%. This growth was primarily attributable to increased production in our mortgage origination business as well as in our fee-based products such as investments, insurance and trust. Noninterest income for 2011 compared to 2010 increased by $1.6 million, or 4.5%.

Noninterest expense for 2012 compared to 2011 decreased by $942 thousand, or 6.8%, primarily due to decreased other real estate owned expenses, which decreased by $5.9 million over the 2011 levels, and lower FDIC insurance expense, which decreased by $3.5 million offset by higher salaries and employee benefits expense, which increased by $3.6 million. Noninterest expense for 2011 compared to 2010 decreased by $7.8 million, or 5.3%, primarily due to decreased other real estate owned expenses which decreased by $11.8 million from 2010, and lower FDIC insurance expense, which decreased by $2.8 million from 2010, offset by higher salaries and employee benefits expense, which increased by $9.8 million primarily as a result of $9.4 million of cash incentive compensation in 2011compared to no cash incentive compensation paid in 2010. The number of full-time equivalent employees decreased from 769 at December 31, 2010 to 747 at December 31, 2011. There were 730.5 full-time equivalent employees at December 31, 2012.

Income tax expense for 2012 was $20.6 million compared to an income tax benefit of $15.2 million in 2011 and income tax expense of $4.4 million in 2010. The effective income tax expense rate for the year ended December 31, 2012 was approximately 33.0%, compared to an income tax benefit rate of 53.5% for the year ended December 31, 2011 and an effective income tax expense rate of 22.2% for the year ended December 31, 2010. For the year ended December 31, 2012, our effective income tax rate differs from the statutory rates primarily due to our investments in bank qualified municipal securities, our real estate investment trust and bank-owned life insurance offset in part by meals and entertainment expense and executive compensation expense, portions of which are non-deductible. For the years ended December 31, 2011 and 2010, our income tax expense rate was principally impacted by the reversal of the deferred tax valuation allowance in the third quarter of 2011 which had been initially established during the second quarter of 2010.

Net income available to common stockholders for 2012 was $38.1 million compared to $37.1 million in net income in 2011 and $30.4 million in net loss available to common stockholders in 2010. Fully-diluted net income per common share available to common stockholders was $1.10 for 2012 compared to fully-diluted net income per common share available to common stockholders of $1.09 for 2011 and fully-diluted net loss per common share available to common stockholders of $0.93 for 2010. Included in net income available to common stockholders for the year ended December 31, 2012 was approximately $3.8 million of charges related to preferred stock dividends and accretion of the preferred stock discount related to our participation in the U.S. Treasury's CPP, as compared to $6.7 million for the year ended December 31, 2011 and $6.1 million for the year ended December 31, 2010. The charges associated with the preferred stock in fiscal 2012 and 2011 included the acceleration of the preferred stock discount associated with the early redemption of 23,750 shares of Series A preferred stock during the fourth quarter of 2011 and the remaining 71,250 shares during the second quarter of 2012.

Financial Condition. Our loan balances increased by $420.8 million during 2012 compared to an increase of $78.9 million in 2011. The increase in our outstanding loan balances represents a renewed focus on our organic growth model. Loan growth in 2011 was offset by the continued resolution of non-performing loans, specifically loans within the construction and development portfolio.

Total deposits increased from $3.654 billion at December 31, 2011 to $4.015 billion at December 31, 2012. Within our deposits, the ratio of core funding to total deposits increased from 83.8% at December 31, 2011 to 89.9% at December 31, 2012. The increase in our core funding percentage contributed to our improved cost of funds during 2012.

We believe we have hired experienced relationship managers that have significant client portfolios and longstanding reputations within the communities we serve. As such, we believe they will attract additional loans and deposits from new and existing small-and middle-market clients as the economies in our principal markets continue to strengthen.

Capital and Liquidity. At December 31, 2012 and 2011, our capital ratios, including our bank's capital ratios, exceeded regulatory minimum capital requirements. From time to time we may be required to support the capital needs of Pinnacle Bank. At December 31, 2012, we had approximately $13.7 million of cash at the holding company which could be used to support our bank. Although we do not anticipate our bank needing any additional capital from us currently, we believe we have various capital raising techniques available to us to provide for the capital needs of our bank, if necessary.

During the fourth quarter of 2008, we issued 95,000 shares of Series A preferred stock for $95 million to the U.S. Treasury as part of the U.S. Treasury's TARP Capital Purchase Program (CPP). Concurrently, we issued warrants to acquire 534,910 shares of our common stock to the U.S. Treasury. The warrants had an exercise price of $26.64 each, were immediately exercisable and expired 10 years from the date of issuance. Subsequently, the number of warrants outstanding was reduced by half as a result of our 2009 public stock offering. During the fourth quarter of 2011, we repurchased 25% of the shares of Series A preferred stock originally issued to the U.S. Treasury under the CPP in a transaction totaling approximately $23.9 million. During the second quarter of 2012, we completed the redemption of the remaining 71,250 outstanding preferred shares owned by the U.S. Treasury in a transaction totaling $71.6 million. We accelerated the accretion of the remaining preferred stock discount of approximately $1.7 million during the second quarter of 2012. Subsequent to the redemption of the preferred shares, we repurchased all of the remaining outstanding warrants held by the U.S. Treasury for $755,000 during the third quarter of 2012.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses, the valuation of other real estate owned, the assessment of the valuation of deferred tax assets and the assessment of impairment of intangibles, has been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses (allowance). Our management assesses the adequacy of the allowance prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of the loan portfolio, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay the loan (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The level of allowance maintained is believed by management to be adequate to absorb probable losses inherent in the loan portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, is deemed to be uncollectible.

In assessing the adequacy of the allowance, we also consider the results of our ongoing independent loan review process. We undertake this process both to ascertain those loans in the portfolio with elevated credit risk and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, independent internal loan reviewers, and reviews that may have been conducted by third-party reviewers including regulatory examiners. We incorporate relevant loan review results in the loan impairment determination.

Our allowance for loan losses is composed of the result of two independent analyses pursuant to the provisions of ASC 450-20, *Loss Contingencies* and ASC 310-10-35, *Receivables*. The ASC 450-20 analysis is intended to quantify the inherent risk in our performing loan portfolio. The component of the allowance generated by ASC 310-10-35 is the result of a loan-by-loan analysis of loans that have been specifically identified as impaired.

The ASC 450-20 component of the allowance for loan losses begins with a process of estimating the probable losses based on our internal system of risk ratings and historical loss data for our risk rated portfolio. Prior to 2010, because of our limited loss history, loss estimates were primarily derived from historical loss data by loan categories for comparable peer institutions. During 2010, we incorporated the results of our own historical migration analysis of all loans that were charged-off during the prior eight quarters. The look-back period in our migration analysis was extended in 2011 to eleven quarters to continue to include the losses incurred in the second quarter of 2009. Subsequently, we have increased our look-back period each quarter to include the most recent quarters' loss history for a total of 15 quarters as of December 31, 2012. We will likely continue to increase our look-back period to eventually incorporate twenty quarters of loss history. In this current economic environment, we believe the extension of our look-back period in our migration analysis is appropriate due to the risks inherent in our loan portfolio. Absent the extension, the early cycle periods in which we experienced significant losses would be excluded from the determination of the allowance and its balance would decrease. This migration analysis assists in evaluating loan loss allocation rates for the various risk grades assigned to loans in our portfolio. The results of the migration analysis are then compared to other industry factors to determine the loss allocation rates for the risk rated loan portfolios. The loss allocation rates from our migration analysis and the industry loss factors are weighted 75% - 25% respectively to determine a weighted average loss allocation rate for these portfolios.

The allowance allocation for non risk-rated portfolios is based on consideration of our actual historical loss rates and industry loss rates for those particular segments. Non risk-rated loans are evaluated as a group by category rather than on a individual loan basis because these loans are smaller and homogeneous. We weight the allocation methodologies for the non risk-rated loan portfolio and determine a weighted average allocation for these portfolios.

The estimated loan loss allocation for all loan segments is then adjusted for management's estimate of probable losses for a number of environmental factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and is based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the five loan segments, and the allowance allocation, as determined by the processes noted above for each segment, is increased or decreased based on the incremental assessment of these various environmental factors.

The ASC 450-20 portion of the allowance also includes an unallocated component. We believe that the unallocated amount is warranted for inherent factors that cannot be practically assigned to individual loan categories, such as the imprecision in the overall loss allocation measurement process, the volatility of the local economies in the markets we serve and imprecision in our credit risk ratings process.

The second component of the allowance for loan losses is determined pursuant to ASC 310-10-35. Loans are impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual terms means that both the interest and principal payments of a loan will be collected as scheduled in the loan agreement. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loan losses are charged off when management believes that the full collectability of the loan is unlikely. A loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

An impairment allowance is recognized if the fair value of the loan is less than the recorded investment in the loan (recorded investment in the loan is the principal balance plus any accrued interest, net of deferred loan fees or costs and unamortized premium or discount). The impairment is recognized through the provision for loan losses and is a component of the allowance. Loans that are impaired are recorded at the present value of expected future cash flows discounted at the loan's effective interest rate or if the loan is collateral dependent, the fair value of the collateral, less estimated disposal costs. If the loan is collateral dependent, the principal balance of the loan is charged-off in an amount equal to the impairment measurement. The fair value of collateral dependent loans is derived primarily from collateral appraisals performed by independent third-party appraisers. Management believes it follows appropriate accounting and regulatory guidance in determining impairment and accrual status of impaired loans.

Pursuant to the guidance set forth in ASU No. 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring,* the above impairment methodology is also applied to those loans identified as troubled debt restructurings.

We then test the resulting allowance by comparing the balance in the allowance to historical trends and industry and peer information. Our management then evaluates the result of the procedures performed, including the results of our testing, and decides on the appropriateness of the balance of the allowance in its entirety. The audit committee of our board of directors reviews and approves the assessment prior to the filing of quarterly and annual financial information.

While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by management and are reviewed from time to time by our regulators, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, a local real estate market or particular industry conditions which may negatively impact, materially, our asset quality and the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

Other Real Estate Owned. Other real estate owned (OREO), consists of properties obtained through foreclosure or through deed in lieu of foreclosure in satisfaction of loans, is reported at the lower of cost or fair value based on appraised value less selling costs, estimated as of the date acquired, with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent downward valuation adjustments are determined on a specific property basis and are included as a component of other noninterest expense along with holding costs. The fair value of other real estate owned is derived primarily from independent appraisers. Our internal policies generally require OREO properties to be appraised every nine months. At December 31, 2012, the average age of our OREO appraisals was 7.2 months. Any net gains or losses on disposal realized at the time of disposal are reflected in noninterest income or noninterest expense, as applicable. Significant judgments and complex estimates are required in estimating the fair value of other real estate owned, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced during the last few years. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of other real estate owned.

Deferred Tax Asset Valuation. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making such judgments, significant weight is given to evidence that can be objectively determined. Primarily as a result of credit losses, we entered into a three-year cumulative pre-tax loss position as of June 30, 2010. A three-year cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset which is difficult to overcome and accordingly, we established a valuation allowance against the net deferred tax asset at June 30, 2010. Subsequently, we reported several linked-quarters with increasing profitability, demonstrated an improved ability to produce reliable projections, and realized an improvement in overall asset quality and related credit metrics. Due to these factors, other positive trends, and the relatively short period of time in which we forecast we will be able to exit a three-year cumulative tax loss position and utilize our net deferred tax asset, we determined during the quarter ended September 30, 2011 that we had sufficient objective positive evidence to reverse the beginning of the year deferred tax valuation allowance at September 30, 2011. At December 31, 2012 and 2011, we did not have a deferred tax valuation allowance.

Impairment of Intangible Assets. Long-lived assets, including purchased intangible assets subject to amortization, such as our core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. There are no such assets to be disposed of at December 31, 2012.

Goodwill is evaluated for impairment annually and more frequently if events and circumstances indicate that the asset might be impaired. Our annual assessment date is September 30. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles — Goodwill and Other*, regarding testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity does a qualitative assessment and determines that this is the case, or if a qualitative assessment is not performed, it is required to perform a two step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on a qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. We adopted the new guidance beginning January 1, 2012 and applied this guidance used in our annual assessment as of September 30, 2012. The results of our qualitative assessment indicated that the fair value of our reporting unit was more than its carrying value, and accordingly, the two-step goodwill impairment test was not performed.

Should our common stock price decline or other impairment indicators become known, additional impairment testing of goodwill may be required. Should it be determined in a future period that the goodwill has become impaired, then a charge to earnings will be recorded in the period such determination is made. While we believe that the assumptions utilized in our testing were appropriate, they may not reflect actual outcomes that could occur. Specific factors that could negatively impact the assumptions used include the following: a change in the control premiums being realized in the market or a meaningful change in the number of mergers and acquisitions occurring; the amount of expense savings that may be realized in an acquisition scenario; significant fluctuations in our asset/liability balances or the composition of our balance sheet; a change in the overall valuation of the stock market, specifically bank stocks; performance of Southeast U.S. Banks; and Pinnacle Financial's performance relative to peers. Changing these assumptions, or any other key assumptions, could have a material impact on the amount of goodwill impairment, if any.

Results of Operations

The following is a summary of our results of operations for 2012, 2011 and 2010 (in thousands except per share data):

	Years ended December 31, 2012	Years ended December 31, 2011	*2012-2011 Percent Increase (Decrease)*	Year ended December 31, 2010	*2011-2010 Percent Increase (Decrease)*
Interest income	$ 185,422	$ 188,346	*(1.6%)*	$ 203,348	*(1.2%)*
Interest expense	22,558	36,882	*(38.8%)*	58,975	*(21.3%)*
Net interest income	162,864	151,464	*7.5%*	144,373	*10.4%*
Provision for loan losses	5,569	21,798	*(74.5%)*	53,695	*(54.0%*
Net interest income after provision for loan losses	157,295	129,666	*21.3%*	90,678	*546.2%*
Noninterest income	43,397	37,940	*14.4%*	36,315	*(8.4%)*
Noninterest expense	138,165	139,107	*(0.7%)*	146,883	*23.9%*
Net income (loss) before income taxes	62,527	28,499	*119.4%*	(19,890)	*(69.3%)*
Income tax expense (benefit)	20,643	(15,238)	*(235.5%)*	4,410	*(115.0%)*
Net income (loss)	41,884	43,737	*(4.2%)*	(24,300)	*(31.5%)*
Preferred dividends and preferred stock discount accretion	3,814	6,665	*(42.8%)*	6,142	*3.6%*
Net income (loss) available to common stockholders	$ 38,070	$ 37,072	*2.7%*	$ (30,442)	*(26.5%)*
Basic net income (loss) per common share available to common stockholders	*$1.12*	*$1.11*	*0.9%*	*$(0.93)*	*(36.4%)*
Diluted net income (loss) per common share available to common stockholders	*$1.10*	*$1.09*	*0.9%*	*$(0.93)*	*(36.4%)*

Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of our revenues. For the year ended December 31, 2012, we recorded net interest income of $162,864,000, which resulted in a net interest margin (net interest income divided by the average balance of interest earning assets) of 3.77%. For the year ended December 31, 2011, we recorded net interest income of $151,464,000, which resulted in a net interest margin of 3.55%. For the year ended December 31, 2010, we recorded net interest income of $144,373,000, which resulted in a net interest margin of 3.25%.

The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net interest margin for each of the years in the three-year period ended December 31, 2012 (in thousands):

	2012			*2011*			*2010*		
	Average Balances	*Interest*	*Rates/ Yields*	*Average Balances*	*Interest*	*Rates/ Yields*	*Average Balances*	*Interest*	*Rates/ Yields*
Interest-earning assets:									
Loans [1]	$ 3,438,401	$160,037	4.66%	$3,218,123	$154,750	4.82%	$3,362,024	$162,902	4.85%
Securities:									
Taxable	612,677	16,931	2.76%	768,063	23,972	3.12%	780,643	30,306	3.88%
Tax-exempt [2]	182,217	6,577	4.82%	193,397	7,394	5.10%	205,029	7,917	5.09%
Federal funds sold and other	155,876	1,877	1.33%	167,932	2,232	1.43%	188,091	2,223	1.27%
Total interest-earning assets	4,389,171	185,422	4.29%	4,347,515	188,348	4.40%	4,535,787	203,348	4.55%
Nonearning assets:									
Intangible assets	250,619			253,443			256,379		
Other nonearning assets	233,764			232,477			221,730		
	$4,873,554			$4,833,435			$5,013,896		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	$ 677,632	$2,800	0.41%	$ 583,212	$ 3,522	0.60%	$ 520,351	$ 3,491	0.67%
Savings and money market	1,575,174	7,884	0.50%	1,597,965	13,773	0.86%	1,368,659	18,310	1.34%
Certificates of deposit	644,039	6,158	0.96%	876,864	13,293	1.52%	1,419,358	28,056	1.98%
Total deposits	2,896,845	16,842	0.58%	3,058,041	30,588	1.00%	3,308,368	49,857	1.51%
Securities sold under agreements to repurchase	134,989	455	0.34%	161,845	1,110	0.69%	222,179	1,750	0.79%
Federal Home Loan Bank advances	202,338	2,237	1.11%	137,466	2,519	1.83%	143,372	4,044	2.82%
Subordinated debt and other borrowing	105,131	3,024	2.87%	97,476	2,665	2.73%	97,476	3,324	3.41%
Total interest-bearing liabilities	3,339,303	22,558	0.68%	3,454,828	36,882	1.07%	3,771,395	58,975	1.56%
Noninterest-bearing deposits	809,268	-	-	650,602	-	-	527,673	-	-
Total deposits and interest- bearing liabilities	4,148,571	22,558	0.54%	4,105,430	36,882	0.90%	4,299,068	58,975	1.37%
Other liabilities	27,933			24,752			17,842		
Stockholders' equity	697,050			703,253			696,986		
	$4,873,554			$4,833,435			$5,013,896		
Net interest income		$162,864			$151,464			$144,373	
Net interest spread [3]			3.61%			3.33%			2.99%
Net interest margin [4]			3.77%			3.55%			3.25%

(1) Average balances of nonperforming loans are included in average loan balances.
(2) Yields based on the carrying value of those tax exempt instruments are shown on a fully tax equivalent basis.
(3) Yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities. The net interest spread calculation excludes the impact of demand deposits. Had the impact of demand deposits been included, the net interest spread for the year ended December 31, 2012 would have been 3.74% compared to a net interest spread for the years ended December 31, 2011 and 2010 of 3.50% and 3.18%, respectively.
(4) Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period.

For the year ended December 31, 2012 and 2011, our net interest spread was 3.61% and 3.33%, respectively, while the net interest margin was 3.77% and 3.55%, respectively. The net interest spread and net interest margin were 2.99% and 3.25%, respectively, for the year ended December 31, 2010. The improving net interest margin reflected management's efforts to maximize earnings by focusing on deposit pricing and loan growth. During the year ended December 31, 2012, total funding rates were less than those rates for the years ended December 31, 2011 and 2010 by 36 and 83 basis points, respectively. The net decrease was largely impacted by the continued shift in our deposit mix, as we increased our lower cost transaction account balances and concurrently reduced balances of higher cost time deposits.

Additionally, lower levels of nonperforming loans positively impacted our net interest margin during the year ended December 31, 2012 when compared to the same period in 2011. Average nonperforming loans were $38.4 million for the year ended December 31, 2012, compared to $63.9 million for the year ended December 31, 2011.

We continue to deploy various asset liability management strategies to manage our risk to interest rate fluctuations. We currently believe that short term rates will remain low for an extended period of time. We believe margin expansion over both the short and the long term will be challenging due to continued pressure on earning asset yields during this extended period of a low interest rates. Loan pricing for creditworthy borrowers is very competitive in our markets and has limited our ability to increase pricing on new and renewed loans over the last several quarters and we anticipate that this challenging competitive environment will continue in 2013.

However, we believe our net interest income should increase in 2013 compared to 2012 primarily due to an increase in average earning asset volumes, primarily loans. We anticipate funding these increased earning assets by continuing to grow our core deposits with limited wholesale funding to achieve the funding required.

Rate and Volume Analysis. Net interest income increased by $11.4 million between the years ended December 31, 2011 and 2012 and by $7.1 million between the years ended December 31, 2010 and 2011. The following is an analysis of the changes in our net interest income comparing the changes attributable to rates and those attributable to volumes (in thousands):

	2012 Compared to 2011 Increase (decrease) due to			*2011 Compared to 2010 Increase (decrease) due to*		
	Rate	*Volume*	*Net*	*Rate*	*Volume*	*Net*
Interest-earning assets:						
Loans	$ (5,149)	$ 10,437	$ 5,288	$ (1,153)	$ (7,012)	$ (8,165)
Securities:						
Taxable	(2,765)	(4,276)	(7,041)	(5,925)	(409)	(6,334)
Tax-exempt	(542)	(275)	(817)	27	(549)	(522)
Federal funds sold	(168)	(187)	(355)	310	(301)	9
Total interest-earning assets	(8,623)	5,698	(2,925)	(6,741)	(8,271)	(15,012)
Interest-bearing liabilities:						
Interest-bearing deposits:						
Interest checking	(1,108)	386	(722)	(369)	400	31
Savings and money market	(5,753)	(136)	(5,889)	(6,513)	1,975	(4,538)
Certificates of deposit	(4,910)	(2,225)	(7,135)	(6,538)	(8,224)	(14,762)
Total deposits	(11,771)	(1,975)	(13,746)	(13,420)	(5,849)	(19,269)
Securities sold under agreements to repurchase	(566)	(89)	(655)	(217)	(423)	(640)
Federal Home Loan Bank advances	(998)	723	(275)	(1,409)	(123)	(1,532)
Subordinated debt and other borrowings	137	215	352	(664)	2	(662)
Total interest-bearing liabilities	(13,198)	(1,126)	(14,324)	(15,710)	(6,393)	(22,103)
Net interest income	$ 4,575	$ 6,824	$ 11,399	$ 8,969	$ (1,878)	$ 7,091

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is considered above as a change in volume.

Provision for Loan Losses. The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in our management's evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. The provision for loan losses amounted to approximately $5,569,000, $21,798,000, and $53,695,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

Impacting the provision for loan losses in any accounting period are several factors including the change in outstanding loan balances, the level of charge-offs and recoveries, the changes in the amount of impaired loans, changes in the risk ratings assigned to our loans, results of regulatory examinations, credit quality comparison to peer banks, the industry at large, and, ultimately, the results of our quarterly assessment of the inherent risks of our loan portfolio including past loan loss experience.

Provision expense for the year ended December 31, 2012 has decreased as compared to 2011 and 2010, primarily due to a reduction in both net charge-offs and in the overall amount of the allowance for loan losses. Elevated net-charge offs, particularly in our construction and development loan portfolio, and increased non-performing assets were the primary reasons for the increased provisioning expense in 2011 and 2010. For substantially all construction and development loans, our collateral is our primary source of repayment and as the value of the collateral deteriorates, ultimate repayment in full by the borrower becomes increasingly difficult. Net charge-offs for our construction and development loans amounted to 13.6%, 28.7% and 39.6% of our total net charge-offs for the years ended December 31, 2012, 2011, and 2010, respectively, while total construction and development loans comprised only 8.5%, 8.3% and 10.3% of our total loan portfolio at December 31, 2012, 2011 and 2010, respectively, reflecting a higher loss rate relative to the size of the construction and development portfolio. Positively impacting our provision for loan losses in 2012 was a $5.6 million recovery of a loan previously charged-off in 2009.

Based upon management's assessment of the loan portfolio, we adjust our allowance for loan losses to an amount deemed appropriate to adequately cover probable losses in the loan portfolio. Our allowance for loan losses as a percentage of loans decreased from 2.25% at December 31, 2011 to 1.87% at December 31, 2012. Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at December 31, 2012. While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by management, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, local real estate market or a particular industry or borrower which may negatively impact, materially, our asset quality and the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

Noninterest Income. Our noninterest income is composed of several components, some of which vary significantly between annual periods. Service charges on deposit accounts and other noninterest income generally reflect our growth and market conditions, while investment services and fees from the origination of mortgage loans and gains on the sale of securities will often reflect market conditions and fluctuate from period to period. The opportunities for net gains on sales of investment securities may also vary widely from year to year.

The following is our noninterest income for the years ended December 31, 2012, 2011, and 2010 (in thousands):

	Years ended December 31,		*2012-2011 Percent Increase (Decrease)*	*Year ended December 31,*	*2011-2010 Percent Increase (Decrease)*
	2012	*2011*		*2010*	
Noninterest income:					
Service charges on deposit accounts	$ 9,918	$ 9,244	*7.3%*	$ 9,592	*(3.6%)*
Investment services	6,985	6,246	*11.8%*	5,050	*23.7%*
Insurance sales commissions	4,461	3,999	*11.6%*	3,864	*3.5%*
Trust fees	3,195	3,000	*6.5%*	2,872	*4.5%*
Gains on mortgage loans sold, net	6,699	4,155	*61.2%*	4,086	*1.7%*
Net gains on sale of investment securities	2,151	961	*123.8%*	2,624	*(63.4%)*
Other noninterest income:					
ATM and other consumer fees	6,264	6,381	*(1.8%)*	5,373	*18.8%*
Bank-owned life insurance	919	1,159	*(20.7%)*	913	*27.1%*
Other noninterest income	2,804	2,795	*0.3%*	1,941	*44.0%*
Total other noninterest income	9,987	10,335	*(3.4%)*	8,227	*25.6%*
Total noninterest income	$43,396	$37,940	*14.4%*	$36,315	*4.5%*

The increase in service charges on deposit accounts in 2012 compared to 2011 is primarily related to increased analysis fees on our commercial client accounts. The decrease between 2011 and 2010 in consumer depository fees was due to regulatory changes required of banks and changes in client spending behavior patterns.

Also included in noninterest income are commissions and fees from investment services at our financial advisory unit, Pinnacle Asset Management, a division of Pinnacle Bank. At December 31, 2012, Pinnacle Asset Management was receiving commissions and fees in connection with approximately $1.24 billion in brokerage assets held with

Raymond James Financial Services, Inc. compared to $1.06 billion at December 31, 2011. Insurance commissions were approximately $4.5 million during 2012 compared to $4.0 million during 2011. Additionally, at December 31, 2012, our trust department was receiving fees on approximately $819 million in assets compared to $633 million at December 31, 2011.

Gains on mortgage loans sold consists of fees from the origination and sale of mortgage loans. These mortgage fees are for loans originated in both the Middle Tennessee and Knoxville markets that are subsequently sold to third-party investors. All of our mortgage loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and more robust housing markets and decrease in rising interest rate environments and more challenging housing markets. As a result, mortgage origination fees may fluctuate greatly in different interest rate or housing environments. Over the last several quarters, the interest rates have provided home owners the opportunity to refinance their existing mortgages at very low rates. As a result, we experienced a 61.2% growth in mortgage loan origination income in 2012 compared to 2011 compared to a 1.7% increase between 2011 and 2010. The fees from the origination and sale of mortgage loans have been netted against the commission expense associated with these originations.

During the year ended December 31, 2012, we realized approximately $2.2 million in net gains from the sale of $188.6 million of securities available-for-sale. In the first quarter of 2012, twenty relatively smaller sized agency securities that had primarily been purchased over time to satisfy certain collateral requirements were sold. We sold these securities due to their relatively short terms until maturity. In the second quarter of 2012, we decided to sell four underperforming mortgage-backed securities that were determined to be other than temporarily impaired (OTTI) during the first quarter. Also in the second quarter of 2012, we sold two securities which were issued by municipalities in the state of California because management believed there to be some possibility they could be adversely affected by that state's budgetary issues. In the third quarter of 2012, we sold one security deemed to be OTTI due to its distinct underperformance relative to the interest rate environment. In the fourth quarter of 2012, we sold thirty bonds based on their relative underperformance compared to expectations. Also during the fourth quarter, we decided to sell four underperforming mortgage-backed securities that were determined to be OTTI. Gains on the sale of securities were reduced by this OTTI charge by $171,000.

Included in other noninterest income are miscellaneous consumer fees, such as ATM revenues and other consumer fees. While we are exempt from the cap on debit interchange fees imposed under the Dodd-Frank Act because of our current asset size, there has been and we expect that there may continue to be downward pressure on interchange fees as debit networks compete for transaction volume. We believe that this potential reduction in interchange fees will likely occur gradually over an extended period of time.

Additionally, noninterest income from increases in the cash surrender value of bank-owned life insurance was $919,000 for the year ended December 31, 2012 compared to $1,159,000 in 2011. We have not purchased any additional investments in bank-owned life insurance policies since 2007; however, during the first quarter of 2013, Pinnacle Financial purchased approximately $30 million of bank-owned life insurance with terms similar to our existing policies. The assets that support these policies are administered by the life insurance carriers and the income or loss we recognize (i.e., increases or decreases in the cash surrender value of the policies) on these policies is dependent upon the returns the insurance carriers are able to earn on the underlying investments that support the policies. Earnings on these policies generally are not taxable.

Noninterest Expense. The following is our noninterest expense for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Years ended December 31,		2012-2011 Percent Increase (Decrease)	Year ended December 31,	2011-2010 Percent Increase (Decrease)
	2012	2011		2010	
Noninterest expense:					
Salaries and employee benefits:					
Salaries	$ 44,829	$ 43,450	3.2%	$ 44,994	(3.4%)
Commissions	4,283	3,992	7.3%	2,834	40.9%
Annual cash incentives	10,314	9,389	9.9%	-	100.0%
Employee benefits and other	18,631	17,594	5.9%	16,801	4.7%
Total salaries and employee benefits	78,057	74,425	4.9%	64,629	15.2%
Equipment and occupancy	20,420	19,987	2.2%	21,077	(5.2%)
Other real estate expense	11,544	17,432	(33.8%)	29,210	(40.3%)
Marketing and business development	3,636	3,303	10.1%	3,233	2.2%
Postage and supplies	2,380	2,121	12.2%	2,538	(16.4%)
Amortization of intangibles	2,739	2,863	(4.3%)	2,981	(4.0%)
Other noninterest expense:					
Deposit related expenses	4,856	9,330	(48.0%)	12,507	(25.4%)
Lending related expenses	3,768	1,707	120.7%	2,175	(21.5%)
Investment sales expense	240	272	(11.8%)	316	(13.9%)
Trust expenses	376	376	0.0%	343	9.6%
FHLB restructuring	2,093	-	100.0%	-	0.0%
Administrative and other expenses	8,056	7,291	10.5%	7,874	(7.4%)
Total other noninterest expense	19,389	18,976	2.2%	23,215	(18.3%)
Total noninterest expense	$138,165	$139,107	(0.7%)	$146,883	(5.3%)

The increase in total salaries and employee benefits expense in 2012 over 2011 is primarily related to annual merit increases awarded in January of 2012 and an increase in annual cash incentives offset by a reduced number of employees in 2012 compared to 2011.

We believe that cash and equity incentives are a valuable tool in motivating an employee base that is focused on providing our clients effective financial advice and increasing shareholder value. As a result, and unlike many other financial institutions, all of our non-commissioned associates participate in our annual cash incentive plan and all of our associates participate in our equity compensation plan. Under the annual cash incentive plan, the targeted level of incentive payments requires achievement of a certain soundness threshold, a revenue component and a targeted level of earnings (subject to certain adjustments). To the extent that the soundness threshold is met and revenues and earnings are above or below the targeted amount, the aggregate incentive payments are increased or decreased. Historically, we have paid between 0% and 120% of our targeted bonus. In 2012, our cash incentives represented 102% of targeted incentive compensation compared to 110% in 2011 and 0% in 2010.

Additionally, included in employee benefits and other expense for the years ended December 31, 2012, 2011 and 2010, were approximately $4.7 million, $4.4 million and $4.7 million, respectively, of compensation expenses related to equity-based awards. We have approximately $12,000 of unrecognized compensation expense remaining on stock options that have not yet vested. We have not issued stock options since 2009.

Also, we implemented a new restricted share unit structure during the first quarter of 2012 for our leadership team members. Because the number of restricted shares that will be issued in settlement of the restricted share units was based on our profitability for 2012 and accordingly was not determinable in fiscal 2012, no expense was recognized related to these awards in 2012. These restricted share units converted to restricted share awards concurrent with the filing of this Annual Report on Form 10-K. These restricted share units converted to approximately 199,703 restricted share awards or approximately 88.7% of the amount that was originally eligible and will have compensation costs that will be recognized over the next five years subject to the restrictions associated with these shares lapsing annually based on certain soundness metrics established by the Human Resources Compensation Committee (HRCC) at the beginning of each fiscal year.

Also included in employee benefits and other expenses are costs related to salary stock units issued to our senior executives. In connection with these awards, the executive officers received salary stock units which were settled in our common stock on a one-for-one basis. The program was terminated by the HRCC effective June 30, 2012 following the redemption of the remaining preferred shares issued pursuant to the CPP. Concurrently, these senior executives' were eligible to participate in our annual cash incentive plan effective July 1, 2012. For the year ended December 31, 2012, approximately $1.0 million in costs were incurred related to the salary stock units issued to our senior executives compared to $776,000 for 2011.

Equipment and occupancy expense for the year ended December 31, 2012 was 2.2% greater than in 2011 and 3.1% greater than in 2010. We expect to add one branch in the Knoxville MSA in 2013.

Other real estate expense was $11.5 million for the year ended December 31, 2012 compared to $17.4 million and $29.2 million for the years ended December 31, 2011 and 2010, respectively. Approximately $9.5 million, $12.8 million, and $25.7 million of the other real estate expense incurred during the year ended December 31, 2012, 2011 and 2010, respectively, were realized losses on dispositions and holding losses due to reduced valuations of OREO properties. The remaining other real estate expense consisted of carrying costs to maintain or improve the properties. During 2012, we recorded other real estate owned dispositions of $30.2 million compared to $53.8 million in 2011 and $64.3 million in 2010.

Until we are able to reduce the absolute level of our other real estate portfolio, other real estate expense for the next several quarters will fluctuate depending on market conditions as we maintain and market for sale various foreclosed properties. These properties could also be subject to future valuation adjustments as a result of updated appraisal information and further deterioration in real estate values, thus causing additional fluctuations in our quarterly other real estate expense. Additionally, we will continue to incur expenses associated with maintenance costs and property taxes associated with these assets.

Management's strategy has been to aggressively pursue disposition of nonperforming loans and other real estate owned in order to ultimately reduce the expense associated with carrying these nonperforming assets. We believe this has allowed us to better position the firm for increased future profitability. Our disposition strategy generally has been to negotiate sales of foreclosed properties on a property-by-property basis, although we have also utilized both traditional and online auctions. Our use of online auctions has been primarily limited to individual residential homes and lots. During the fourth quarter of 2012, management utilized a bulk sale to dispose of approximately $9.0 million in nonperforming assets which consisted of both nonperforming loans and other real estate. Although we do not anticipate using bulk sales as a recurring strategy, our nonperforming asset disposition strategy is reviewed on an on-going basis and could change in the future.

Noninterest expense related to the amortization of intangibles relates primarily to the intangibles acquired in the Mid-America and Cavalry mergers. The core deposit intangibles are being amortized over ten years for Mid-America and over seven years for Cavalry, in each case using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. Amortization expense associated with these core deposit intangibles will approximate $700,000 to $1.2 million per year for the next five years with lesser amounts for the remaining amortization period. Additionally, in connection with our acquisition of an insurance brokerage firm in July of 2008, we recorded a customer list intangible of $1,270,000 which is being amortized over 20 years on an accelerated basis. Amortization of the customer list intangible amounted to $103,000 for the year ended December 31, 2012 and $109,000 and $115,000 for the years ended December 31, 2011 and 2010, respectively.

Total other noninterest expenses increased by 2.2% to $19.3 million during 2012 when compared to 2011. Approximately $2.1 million of this increase relates to charges incurred with the 2012 restructuring of some of our borrowings from the Federal Home Loan Bank as well as an increase in our allowance for off-balance sheet exposures. This increase was offset by a $3.2 million decrease in FDIC assessments. Also included in total other noninterest expenses are expenses related to ATM networks, correspondent bank service charges, check losses, and attorney expenses.

Our efficiency ratio (ratio of noninterest expense to the sum of net interest income and noninterest income) was 67.0% in fiscal year 2012 compared to 73.5% in fiscal year 2011. The efficiency ratio measures the amount of expense that is incurred to generate a dollar of revenue. Our efficiency ratio continued to be adversely impacted by other real estate owned expense and other credit related costs, including the increase in associates dedicated to problem loan resolution.

Income Taxes. During the year ended December 31, 2012, Pinnacle Financial recorded income tax expense of $20.6 million. Our effective income tax rate was 33.0% for the year ended December 31, 2012, which is principally impacted by our investments in municipal securities, our real estate investment trust and bank-owned life insurance offset in part by non-deductible meals and entertainment and executive compensation.

Preferred Stock Dividends and Preferred Stock Discount Accretion. Net income (loss) available for common stockholders included preferred stock dividends of $1,660,000 in 2012, $4,606,000 in 2011 and $4,816,000 in 2010, and the accretion on the preferred stock discount of $2,153,000, $2,058,000, and $1,326,000, for the years ended December 31, 2012, 2011 and 2010, respectively. On December 12, 2008, we received $95.0 million from the sale of preferred stock to the U.S. Treasury as a result of our participation in the CPP. The Series A preferred stock we sold the U.S. Treasury paid cumulative dividends quarterly at a rate of 5 percent per annum. Pinnacle Financial redeemed the preferred shares issued to the Treasury under the CPP in two payments. During the fourth quarter of 2011, Pinnacle Financial redeemed 23,750 of the preferred shares in a transaction totaling approximately $23.9 million. As a result of the partial redemption, Pinnacle Financial recognized approximately $719,000 of accelerated accretion of the remaining preferred stock discount. During the second quarter of 2012, Pinnacle Financial completed the redemption of the remaining 71,250 preferred shares outstanding to the Treasury in a transaction totaling $71.6 million. Concurrently, Pinnacle Financial accelerated the accretion of the remaining preferred stock discount of approximately $1.7 million during the second quarter of 2012.

Additionally, Pinnacle Financial issued warrants to purchase 534,910 shares of common stock to the U.S. Treasury as a condition to its participation in the CPP. The warrants had an exercise price of $26.64 each, were immediately exercisable and expired 10 years from the date of issuance. On June 16, 2009, Pinnacle Financial completed the sale of 8,855,000 shares of its common stock in a public offering, resulting in net proceeds to Pinnacle Financial of approximately $109 million. As a result, and pursuant to the terms of the warrants, the number of shares issuable upon exercise of the warrants was reduced by 50%, or 267,455 shares. During the third quarter of 2012, Pinnacle Financial repurchased all of the remaining outstanding warrants held by the U.S. Treasury for $755,000.

Financial Condition

Our consolidated balance sheet at December 31, 2012 reflects an increase of $420.8 million in outstanding loans to $3.712 billion and $360.8 million in total deposits to $4.015 billion from December 31, 2011. Total assets were $5.041 billion at December 31, 2012 as compared to $4.864 billion at December 31, 2011.

Loans. The composition of loans at December 31 for each of the past five years and the percentage (%) of each segment to total loans are summarized as follows (dollars in thousands):

	2012		*2011*		*2010*		*2009*		*2008*	
	Amount	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*
Commercial real estate - Mortgage	$1,178,196	31.7%	$1,110,962	33.8%	$1,094,615	34.1%	$1,118,068	31.4%	$ 963,530	28.7%
Consumer real estate - Mortgage	679,926	18.3%	695,745	21.1%	705,487	22.0%	756,015	21.2%	675,606	20.1%
Construction and land development	313,552	8.4%	274,248	8.3%	331,261	10.3%	525,271	14.7%	658,799	19.6%
Commercial and industrial	1,446,578	39.0%	1,145,735	34.8%	1,012,091	31.5%	1,071,444	30.0%	966,563	28.8%
Consumer and other	93,910	2.5%	64,661	2.0%	68,986	2.1%	92,584	2.7%	90,409	2.8%
Total loans	$3,712,162	100.0%	$3,291,351	100.0%	$3,212,440	100.0%	$3,563,382	100.0%	$3,354,907	100.0%

The primary changes within the composition of our loan portfolio at December 31, 2012 reflect an increased emphasis on commercial and industrial loans. The commercial real estate – mortgage category includes owner-occupied commercial real estate loans. Owner-occupied commercial real estate is similar in many ways to our commercial and industrial lending in that these loans are generally made to businesses on the basis of the cash flows of the business rather than on the valuation of the real estate. At December 31, 2012, approximately 50.5% of the outstanding principal balance of our commercial real estate loans was secured by owner-occupied properties. Consumer real estate mortgages consist of first mortgage real estate loans, junior liens and home equity lines of credit. In total, we hold the first mortgage on $522.4 million of the mortgages within this portfolio. The remaining $157.5 million represent second mortgages. We had net charge-offs of $2.3 million and $392,000 related to consumer loan second mortgages during 2012 and 2011, respectively. At December 31, 2012, we had $715,000 of second mortgage consumer loans classified as nonperforming assets compared to $4.0 million at December 31, 2011. In addition, approximately $286,000 and $82,000 of these second mortgages were past due at December 31, 2012 and 2011, respectively. Generally, for our second mortgage properties, should it become apparent to us that the first mortgage is habitually past due, classified as nonperforming or has other credit weaknesses, we will review our second mortgage to determine if the second mortgage should be considered for impairment. Typically, the second mortgage loan will be placed on nonperforming status or charged off if it appears the borrower's credit status has deteriorated. For borrowers where the first mortgage loan is held by another financial institution, we review credit histories of our home equity line of credit borrowers annually to determine if the borrower's credit score has decreased as a result of the borrower's inability to maintain their credit obligations in a satisfactory manner.

The following table classifies our fixed and variable rate loans at December 31, 2012 according to contractual maturities of (1) one year or less, (2) after one year through five years, and (3) after five years. The table also classifies our variable rate loans pursuant to the contractual repricing dates of the underlying loans (dollars in thousands):

	Amounts at December 31, 2012				
	Fixed Rates	*Variable Rates*	*Totals*	*At December 31, 2012*	*At December 31, 2011*
Based on contractual maturity:					
Due within one year	$ 253,261	$ 805,600	$ 1,058,861	*28.5%*	*29.0%*
Due in one year to five years	772,093	793,960	1,566,053	*42.2%*	*44.4%*
Due after five years	467,050	620,198	1,087,248	*29.3%*	*26.6%*
Totals	$ 1,492,404	$ 2,219,758	$ 3,712,162	*100.0%*	*100.0%*
Based on contractual repricing dates:					
Daily floating rate(*)	$ -	$ 1,126,819	$ 1,126,819	*30.4%*	*32.4%*
Due within one year	253,261	754,644	1,007,905	*27.2%*	*32.0%*
Due in one year to five years	772,093	317,198	1,089,291	*29.3%*	*26.4%*
Due after five years	467,050	21,097	488,147	*13.1%*	*9.3%*
Totals	$ 1,492,404	$ 2,219,758	$ 3,712,162	*100.0%*	*100.0%*

The above information does not consider the impact of scheduled principal payments.
(*)Daily floating rate loans are tied to Pinnacle Bank's prime lending rate or a national interest rate index with the underlying loan rates changing in relation to changes in these indexes. Included in variable rate loans are $1.346 billion of loans which are currently priced at their contractual floors with a weighted average rate of 4.54%. The weighted average contractual rate on these loans is 3.52%. As a result, interest income on these loans will not adjust until the contractual rate on the underlying loan exceeds the interest rate floor.

Loan Origination Risk Management. We attempt to maintain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Underwriting standards are designed to promote relationship banking rather than transactional banking. Our management examines current and projected cash flows to determine the expected ability of a borrower to repay its obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable, inventory or equipment and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. As detailed in the discussion of real estate loans below, the properties securing our commercial real estate portfolio generally are diverse in terms of type and industry. We believe this diversity helps reduce our exposure to adverse economic events that affect any single industry or type of real estate product. Management monitors and evaluates commercial real estate loans based on cash flow, collateral, geography and risk grade criteria. We also utilize third-party experts to provide insight and guidance about economic conditions and trends affecting market areas we serve.

Although we have substantially reduced the amount of residential construction and development loans in our portfolio, we continue to pursue sound commercial construction and development projects. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the completed project, which may be inaccurate. Construction loans often involve the disbursement of funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from us until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans because their ultimate repayment is sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

We also originate consumer loans, including consumer real-estate loans, where we typically use a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, seeks to minimize risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements.

We also maintain an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the audit committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as our policies and procedures.

Lending Concentrations. We periodically analyze our commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. We use broadly accepted industry classification systems in order to classify borrowers into various industry classifications. We have a credit exposure (loans outstanding plus unfunded commitments) exceeding 25% of Pinnacle Bank's total risk-based capital to borrowers in the following industries at December 31, 2012 and 2011 (in thousands):

	At December 31, 2012			
	Outstanding Principal Balances	*Unfunded Commitments*	*Total exposure*	*Total Exposure at December 31, 2011*
Lessors of nonresidential buildings	$ 382,238	$ 57,999	$ 440,237	$ 509,003
Lessors of residential buildings	191,693	24,206	215,899	177,414
Land subdividers	92,613	15,670	108,283	119,106

We also acquire certain loans from other banks and sell certain loans to other banks. At December 31, 2012, we had acquired approximately $193.2 million of commercial loans which were originated by other banks and sold approximately $39.7 million of loans to other banks. Substantially all of these loans are to Nashville or Knoxville based businesses and were acquired in order to potentially develop other business opportunities with these firms. Typically, the loans we sell to other banks are sold to balance our exposure to a particular borrower or industry.

Performing Loans in Past Due Status. The following table is a summary of our accruing loans that were past due between 30 and 90 days and greater than 90 days as of December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012	*December 31, 2011*
Accruing loans past due 30 to 90 days:		
Commercial real estate – mortgage	$ 503	$ 5,749
Consumer real estate – mortgage	3,870	2,589
Construction and land development	3,511	1,572
Commercial and industrial	2,549	648
Consumer and other	444	526
Total accruing loans past due 30 to 90 days	$ 10,877	$ 11,084
Accruing loans past due 90 days or more:		
Commercial real estate – mortgage	$ -	$ -
Consumer real estate – mortgage	-	254
Construction and land development	-	-
Commercial and industrial	-	604
Consumer and other	-	-
Total accruing loans past due 90 days or more	$ -	$ 858
Ratios:		
Accruing loans past due 30 to 90 days as a percentage of total loans	0.29%	0.34%
Accruing loans past due 90 days or more as a percentage of total loans	0.00%	0.03%
Total accruing loans in past due status as a percentage of total loans	0.29%	0.36%

Potential Problem Loans. Potential problem loans amounted to approximately $105.4 million, or 2.8% of total loans outstanding at December 31, 2012, compared to $135.4 million, or 4.1% of total loans outstanding at December 31, 2011. Potential problem loans, which are not included in nonperforming loans, represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by Pinnacle Bank's primary regulators, for loans classified as substandard or worse, but not considered nonperforming loans. Approximately $7.5 million of potential problem loans were past due at least 30 but less than 90 days as of December 31, 2012.

Non-Performing Assets and Troubled Debt Restructurings. At December 31, 2012, we had $41.4 million in nonperforming assets compared to $87.6 million at December 31, 2011. Included in nonperforming assets were $22.8 million in nonperforming loans and $18.6 million in other real estate owned at December 31, 2012 and $47.9 million in nonperforming loans and $39.7 million in other real estate owned at December 31, 2011. At December 31, 2012 and 2011, there were $27.5 million and $23.4 million, respectively, of troubled debt restructurings that were performing as of the restructured date and remain in a performing status.

All nonaccruing loans are reassigned to a special assets officer who was not responsible for originating the loan. The special assets officer is responsible for developing an action plan designed to minimize our future losses. Typically, these special assets officers review our loan files, interview prior officers assigned to the relationship, meet with borrowers, inspect collateral, reappraise collateral and/or consult with legal counsel. The special assets officer then recommends an action plan to a committee of directors and/or senior associates including lenders and workout specialists, which could include foreclosing on collateral, restructuring the loan, issuing demand letters or other actions.

We discontinue the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. For the three years ended December 31, 2012, we recognized $0, $42,000, and $1.3 million, respectively, of interest income from loans that were classified as nonperforming, reflecting cash payments received from the borrower and our belief, at the time of payment, that the underlying collateral supported the carrying amount of the loans.

Due to the weakening credit status of a borrower, we may elect to formally restructure certain loans to facilitate a repayment plan that seeks to minimize the potential losses, if any, that we might incur. These loans are considered troubled debt restructurings. If on nonaccruing status as of the date of restructuring, any restructured loan is included in the nonperforming loan balances as discussed above and is classified as an impaired loan. Loans that have been restructured that are performing in accordance with the loan's restructured terms as of the restructure date are not included in nonperforming loans, however, are still considered an impaired loan.

At December 31, 2012, we owned $18.6 million in other real estate which we had acquired, usually through foreclosure, from borrowers compared to $39.7 million at December 31, 2011; the majority of this real estate is located within our principal markets. We categorize other real estate owned into four types: new home construction, developed lots, undeveloped land, and other. Included in the "other" category are primarily condominiums, office buildings and residential homes that are not new construction. The following table shows the amounts of our other real estate owned in such categories (in thousands):

	December 31,	
	2012	*2011*
New home construction	$ -	$ 2,733
Developed lots	1,835	7,091
Undeveloped land	13,285	22,455
Other	3,460	7,435
	$ 18,580	$ 39,714

The following table is a summary of our nonperforming assets and troubled debt restructurings at December 31, 2012 and 2011 (in thousands):

	At December 31, 2011	*Payments, Sales and Reductions* (2)	*Foreclosures* (3)	*Inflows* (4)	*At December 31, 2012*
Nonperforming assets:					
Nonperforming loans (1):					
Commercial real estate – mortgage	$ 9,962	$(12,721)	$ (1,756)	$13,805	$ 9,291
Consumer real estate – mortgage	12,487	(16,315)	(3,850)	13,584	5,906
Construction and land development	12,965	(7,837)	(2,892)	2,273	4,509
Commercial and industrial	11,890	(14,987)	(46)	6,181	3,038
Consumer and other	551	(1,127)	(161)	817	79
Total nonperforming loans (1)	47,855	(52,987)	(8,705)	36,660	22,823
Other real estate owned	39,714	(30,187)	9,053	-	18,580
Total nonperforming assets	87,569	(83,174)	348	36,660	41,403
Troubled debt restructurings:					
Commercial real estate – mortgage	15,378	(9,114)	-	14,000	20,264
Consumer real estate – mortgage	5,874	(745)	-	1,182	6,311
Construction and land development	77	(366)	-	360	71
Commercial and industrial	1,845	(1,023)	(194)	59	687
Consumer and other	242	(10)	(154)	41	119
Total troubled debt restructurings	23,416	(11,258)	(348)	15,642	27,452
Total nonperforming assets and troubled debt restructurings	$ 110,985	$(94,432)	$ -	$52,302	$ 68,855
Ratios:					
Nonperforming loans to total loans	1.45%				0.61%
Nonperforming assets to total loans plus other real estate owned	2.66%				1.11%
Nonperforming loans plus troubled debt restructurings to total loans and other real estate owned	2.14%				1.35%
Nonperforming assets, potential problem loans and troubled debt restructurings to Pinnacle Bank Tier I capital and allowance for loan losses	45.15%				31.04%

(1) Approximately $9.4 million and $25.5 million as of December 31, 2012 and 2011, respectively, of nonperforming loans included above are currently paying pursuant to their contractual terms.
(2) Payments, sales and reductions in nonperforming loans are primarily attributable to payments we have collected from borrowers, charge-offs of recorded balances and nonaccrual loans that have been returned to accruing status during the year ended December 31, 2012. Payments, sales and reductions in other real estate owned represent either the sale, disposition or valuation adjustment on properties which had previously been foreclosed upon or acquired by deed in lieu of foreclosure. Payments, sales and reductions in troubled debt restructurings are those loans which were previously restructured whereby the borrower has reduced the outstanding balance of the loan or re-defaulted on the terms of the loan and therefore been charged-off.
(3) Foreclosures in nonperforming loans and troubled debt restructurings are representative of transfers of balances to OREO during the year ended December 31, 2012.
(4) Inflows in nonperforming loans are attributable to loans where we have discontinued the accrual of interest at some point during the year ended December 31, 2012. Increases in OREO represent the value of properties that have been foreclosed upon or acquired by deed in lieu of foreclosure during 2012. Increases in troubled debt restructurings are those loans where we have granted the borrower a concession due to the deteriorating financial condition of the borrower during 2012. These concessions can be in the form of a reduced interest rate, extended maturity date or other matters.

Allowance for Loan Losses (allowance). We maintain the allowance at a level that our management deems appropriate to adequately cover the probable losses inherent in the loan portfolio. As of December 31, 2012, and 2011, our allowance for loan losses was $69.4 million and $74.0 million, respectively, which our management deemed to be adequate at each of the respective dates. The decrease in the allowance for loan losses in 2012 as compared to 2011 is primarily the result of improving credit metrics within our portfolio, including the reduction in net charge-offs and an increase in our coverage ratio. Our allowance for loan loss as a percentage of total loans has decreased from 2.25% at December 31, 2011 to 1.87% at December 31, 2012. The judgments and estimates associated with our allowance determination are described under "Critical Accounting Estimates" above.

The following table sets forth, based on management's best estimate, the allocation of the allowance to types of loans as well as the unallocated portion as of December 31 for each of the past five years and the percentage of loans in each category to total loans (in thousands):

	At December 31,									
	2012		*2011*		*2010*		*2009*		*2008*	
	Amount	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*
Commercial real estate – Mortgage	$ 19,634	31.7%	$ 23,397	33.8%	$ 19,252	34.1%	$ 22,505	31.4%	$11,523	28.7%
Consumer real estate – Mortgage	8,762	18.3%	10,302	21.1%	9,898	22.0%	10,725	21.2%	5,149	20.1%
Construction and land development	9,164	8.5%	12,040	8.3%	19,122	10.3%	23,027	14.7%	7,899	19.6%
Commercial and industrial	24,738	39.0%	20,789	34.8%	21,426	31.5%	26,332	30.0%	9,966	28.8%
Consumer and other	1,094	2.5%	1,125	2.0%	1,874	2.1%	2,456	2.7%	1,372	2.8%
Unallocated	6,025	NA	6,322	NA	11,003	NA	6,914	NA	575	NA
Total allowance for loan losses	$ 69,417	100.0%	$ 73,975	100.0%	$82,575	100.0%	$ 91,959	100.0%	$36,484	100.0%

The decrease in the overall allowance for loan losses is due to the improvement of our loan portfolio, and the reduction of nonperforming loans and net charge-offs, which is largely influenced by the overall improvement in the local economy. The allocation by category is determined based on the assigned risk rating, if applicable, and environmental factors applicable to each category of loans. For impaired loans, those loans are reviewed for a specific allowance allocation. As we have worked to rehabilitate impaired loans, the specific allocations for impaired loans have decreased. Specific valuation allowances related to impaired loans were approximately $5.6 million at December 31, 2012 compared to $8.0 million at December 31, 2011. The decrease in the specific allocation for impaired loans between 2011 and 2012 was due to many factors, including the resolution of a significant number of troubled assets. The unallocated category is intended to allow for losses that are inherent in our portfolio that we have not yet identified or attributable to a specific risk factor and for modeling imprecision. Additional information on the allocation of the allowance between performing and impaired loans is provided in Note 6 to the "Notes to the Consolidated Financial Statements."

The following is a summary of changes in the allowance for loan losses for each of the years in the five year period ended December 31, 2012 and the ratio of the allowance for loan losses to total loans as of the end of each period (in thousands):

	For the year ended December 31,				
	2012	*2011*	*2010*	*2009*	*2008*
Balance at beginning of period	$73,975	$ 82,575	$ 91,959	$ 36,484	$ 28,470
Provision for loan losses	5,569	21,798	53,695	116,758	11,214
Charged-off loans:					
Commercial real estate - Mortgage	(4,667)	(3,044)	(9,041)	(986)	(62)
Consumer real estate - Mortgage	(6,731)	(5,076)	(6,769)	(4,881)	(1,144)
Construction and land development	(2,530)	(10,157)	(27,526)	(23,952)	(2,172)
Commercial and industrial	(4,612)	(15,360)	(23,555)	(31,134)	(773)
Consumer and other	(1,117)	(1,213)	(652)	(1,646)	(982)
Total charged-off loans	(19,657)	(34,850)	(67,543)	(62,599)	(5,133)
Recoveries of previously charged-off loans:					
Commercial real estate - Mortgage	285	116	343	-	731
Consumer real estate - Mortgage	818	495	377	622	3
Construction and land development	1,155	1,530	2,618	139	55
Commercial and industrial [(1)]	7,175	2,167	874	258	844
Consumer and other loans	97	144	252	297	300
Total recoveries of previously charged-off loans	9,530	4,452	4,464	1,316	1,933
Net charge-offs	(10,127)	(30,397)	(63,079)	(61,283)	(3,200)
Balance at end of period	69,417	$ 73,975	$ 82,575	$ 91,959	$ 36,484
Ratio of allowance for loan losses to total loans outstanding at end of period	1.87%	2.25%	2.57%	2.58%	1.09%
Ratio of net charge-offs to average loans outstanding for the period	0.29%	0.92%	1.96%	1.71%	0.11%

(1) Includes the 2012 $5.6 million recovery of a loan previously charged off in 2009.

As noted in our critical accounting policies, management assesses the adequacy of the allowance prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of the loan portfolios, past loan loss experience, known and inherent risks in the portfolio, the views of Pinnacle Bank's regulators, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, historical loss experience, industry and peer bank loan quality indications and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Investments. Our investment portfolio, consisting primarily of Federal agency bonds, state and municipal securities and mortgage-backed securities, amounted to $707.2 million and $897.3 million at December 31, 2012 and 2011, respectively. During 2012, we used cash proceeds from our investment portfolio to partially fund our loan growth. Our investment portfolio serves many purposes including serving as a stable source of income, collateral for public funds and as a potential liquidity source. Since December 31, 2010, in part due to an asset liability management initiative to reduce our interest rate risk exposure in an anticipated rising interest rate environment as well as provide additional liquidity for loan growth, we reduced our securities portfolio from $1.02 billion at December 31, 2010 to $707.0 million at December 31, 2012, a reduction of 31%.

A summary of certain aspects of our investment portfolio at December 31, 2012, and 2011 follows:

	December 31,	
	2012	**2011**
Weighted average life	4.77 years	4.25 years
Effective duration	3.16%	2.45%
Weighted average coupon	3.88%	4.26%
Tax equivalent yield	3.26%	3.60%

The following table shows the carrying value of investment securities according to contractual maturity classifications of (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories but are listed below these categories as of December 31, 2012 and 2011 (in thousands):

	U.S. Treasury securities		*U.S. government agency securities*		*State and Municipal securities*		*Corporate securities*		*Totals*	
	Amount	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*
At December 31, 2012:										
Securities available-for-sale:										
Due in one year or less	$ -	0.0%	$ -	0.0%	$ 3,348	3.6%	$ 1,176	3.0%	$ 4,524	3.4%
Due in one year to five years	-	0.0%	6,057	0.6%	29,468	3.5%	615	1.5%	36,140	3.0%
Due in five years to ten years	-	0.0%	45,329	1.9%	79,010	4.1%	9,605	5.0%	133,944	3.4%
Due after ten years	-	0.0%	59,066	2.7%	79,901	4.0%	-	0.0%	138,967	3.4%
	$ -	0.0%	$ 110,452	2.3%	$ 191,727	4.0%	$ 11,396	4.6%	313,575	3.4%
Mortgage-backed securities									375,651	3.3%
Asset-backed securities									17,352	1.4%
									$ 706,578	3.3%
Securities held-to-maturity:										
Due in one year or less	$ -	0.0%	$ -	0.0%	$ 200	3.0%	$ -	0.0%	$ 200	3.0%
Due in one year to five years	-	0.0%	-	0.0%	375	3.5%	-	0.0%	375	3.5%
Due in five years to ten years	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Due after ten years	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
	$ -	0.0%	$ -	0.0%	$ 575	3.3%	$ -	0.0%	$ 575	3.3%
Mortgage-backed securities									-	0.0%
Asset-backed securities									-	0.0%
Total held-for-sale securities									$ 575	3.3%
At December 31, 2011:										
Securities available-for-sale:										
Due in one year or less	$ -	0.0%	$ 516	0.6%	$ 2,483	5.1%	$ 306	2.2%	$ 3,304	4.1%
Due in one year to five years	-	0.0%	30,411	1.0%	28,834	4.9%	1,313	3.1%	60,558	2.9%
Due in five years to ten years	-	0.0%	7,024	3.1%	67,441	5.7%	9,511	5.0%	83,976	5.4%
Due after ten years	-	0.0%	4,362	3.3%	97,194	5.9%	-	0.0%	101,556	5.8%
	$ -	0.0%	$ 42,313	1.6%	$ 195,952	5.7%	$ 11,130	4.7%	249,394	4.9%
Mortgage-backed securities									645,567	3.1%
									$ 894,961	3.6%
Securities held-to-maturity:										
Due in one year or less	$ -	0.0%	$ -	0.0%	$ 1,705	4.9%	$ -	0.0%	$ 1,705	4.9%
Due in one year to five years	-	0.0%	-	0.0%	625	4.9%	-	0.0%	625	4.9%
Due in five years to ten years	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Due after ten years	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
	$ -	0.0%	$ -	0.0%	$ 2,330	4.9%	$ -	0.0%	2,330	4.9%
Mortgage-backed securities									-	0.0%
Total held-for-sale securities									$ 2,330	4.9%

We computed yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the acquisition price of each security in that range. At December 31, 2012 and 2011, approximately 80% of our state and municipal securities were generally callable by the issuer.

Deposits and Other Borrowings. We had approximately $4.015 billion of deposits at December 31, 2012 compared to $3.654 billion at December 31, 2011. Our deposits consist of noninterest and interest-bearing demand accounts, savings accounts, money market accounts and time deposits. Additionally, we entered into agreements with certain customers to sell certain of our securities under agreements to repurchase the security the following day. These agreements (which are typically associated with comprehensive treasury management programs for our commercial clients and provide the client with short-term returns for their excess funds) amounted to $114.7 million at December 31, 2012 and $131.6 million at December 31, 2011. Additionally, at December 31, 2012, we had borrowed $75.9 million in advances from the Federal Home Loan Bank of Cincinnati (FHLB Cincinnati) compared to $226.1 million at December 31, 2011. At December 31, 2012, we believe we had approximately $329.2 million in additional borrowing capacity with the FHLB Cincinnati; however, incremental borrowings are made via a formal request by us and the subsequent approval by the FHLB Cincinnati.

Generally, we have classified our funding as core funding or non-core funding. Core funding consists of all deposits other than time deposits issued in denominations of $250,000 or greater. All other funding is deemed to be non-core. Non-core is further segmented between relationship based non-core funding and wholesale funding. The following table represents the balances of our deposits and other funding and the percentage of each type to the total at December 31, 2012 and 2011 (in thousands):

	December 31, 2012	*Percent*	*December 31, 2011*	*Percent*
Core funding:				
Noninterest-bearing deposit accounts	$ 985,689	*22.9%*	$ 717,379	*17.5%*
Interest-bearing demand accounts	760,787	*17.6%*	637,203	*15.5%*
Savings and money market accounts	1,662,256	*38.6%*	1,585,260	*38.6%*
Time deposit accounts less than $250,000	467,013	*10.8%*	501,705	*12.2%*
Total core funding	3,875,745	*89.9%*	3,441,547	*83.8%*
Non-core funding:				
Relationship based non-core funding:				
Reciprocating time deposits (1)	52,239	*1.2%*	108,507	*2.6%*
Other time deposits	87,204	*2.0%*	104,284	*2.5%*
Securities sold under agreements to repurchase	114,667	*2.7%*	131,591	*3.2%*
Total relationship based non-core funding	254,110	*5.9%*	344,382	*8.4%*
Wholesale funding:				
Public funds	-	*0.0%*	-	*0.0%*
Brokered deposits	-	*0.0%*	-	*0.0%*
Federal Home Loan Bank advances	75,850	*1.8%*	226,069	*5.5%*
Holding Company loan	23,682	*0.6%*	-	*0.0%*
Subordinated debt – Pinnacle Bank	-	*0.0%*	15,000	*0.3%*
Subordinated debt – Pinnacle Financial	82,476	*1.8%*	82,476	*2.0%*
Total wholesale funding	182,008	*4.2%*	323,545	*7.8%*
Total non-core funding	436,118	*10.1%*	667,927	*16.2%*
Totals	$ 4,311,863	*100.0%*	$ 4,109,474	*100.0%*

(1) The reciprocating time deposit category consists of deposits we receive from a bank network (the CDARS network) in connection with deposits of our customers in excess of our FDIC coverage limit that we place with the CDARS network.

Our funding policies limit the amount of non-core funding we can utilize. Periodically, we may exceed our policy limitations, at which time management will develop plans to bring our core funding ratios back within compliance. At December 31, 2012 and 2011, we were in compliance with our core funding policies. As noted in the table above, our core funding as a percentage of total funding increased from 83.8% at December 31, 2011 to 89.9% at December 31, 2012. Continuing to grow our core deposit base is a key strategic objective of our firm. Our current growth plans contemplate that we may increase our non-core funding amounts from current levels, but we do not currently anticipate that such increases will exceed our internal policies.

The amount of time deposits as of December 31, 2012 amounted to $606.5 million. The following table, which includes core, non-core and reciprocal deposits, shows our time deposits in denominations of under $250,000 and those of denominations of $250,000 and greater by category based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months and the weighted average rate for each category (in thousands):

	Balances	Weighted Avg. Rate
Denominations less than $250,000		
Three months or less	$ 136,903	0.80%
Over three but less than six months	132,630	0.53%
Over six but less than twelve months	106,578	0.72%
Over twelve months	143,141	1.14%
	$ 519,252	0.81%
Denomination $250,000 and greater		
Three months or less	$ 16,553	0.73%
Over three but less than six months	25,175	0.59%
Over six but less than twelve months	21,817	0.79%
Over twelve months	23,659	1.41%
	$ 87,204	0.89%
Totals	$ 606,456	0.82%

Subordinated debt and other borrowings. Pinnacle Bank is a member of the FHLB Cincinnati. As a result, Pinnacle Bank receives advances from the FHLB, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. Under the borrowing agreements with the FHLB, Pinnacle Bank has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral. At December 31, 2012, Pinnacle Bank had received advances from the FHLB totaling $75.6 million at the following rates and maturities (in thousands):

	Scheduled Maturities	Weighted Average Interest Rates(1)
2013	$ 25,000	0.21%
2014	35,000	1.79%
2015	-	0.00%
2016	15,000	2.87%
2017	-	0.00%
Thereafter	609	2.48%
	$ 75,609	
Weighted average interest rate		*1.49%*

(1) Some FHLB advances include variable interest rates and could increase in the future. The table reflects rates in effect as of December 31, 2012.

As part of our asset liability policy, we seek to manage our interest rate risk and we utilize various strategies in order to achieve our goals. During 2012, we restructured approximately $60.0 million of FHLB advances to reduce our ongoing funding costs. This restructuring was undertaken because the weighted average interest rate on those FHLB advances was 1.91%, significantly higher than the rate for replacement funding. Other than the interest rates associated with the individual advances, the terms of the replacement advances were similar to those of the advances restructured. In conjunction with this restructuring, we incurred a one-time charge of $2.1 million during the fourth quarter of 2012.

We have four wholly-owned subsidiaries that are statutory business trusts. We are the sole sponsor of the Trusts and acquired each Trust's common securities. The Trusts were created for the exclusive purpose of issuing 30-year capital trust preferred securities and used the proceeds to acquire junior subordinated debentures (Subordinated Debentures) issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. At December 31, 2012, our $2,476,000 investment in the Trusts is included in other investments in the accompanying consolidated balance sheets and our $82,476,000 obligation is reflected as subordinated debt.

	Date Established	Maturity	Common Securities	Subordinated Debentures	Floating Interest Rate	Interest Rate at December 31, 2012
Trust I	December 29, 2003	December 30, 2033	$ 310,000	$ 10,000,000	Libor + 2.80%	3.11%
Trust II	September 15, 2005	September 30, 2035	619,000	20,000,000	Libor + 1.40%	1.71%
Trust III	September 7, 2006	September 30, 2036	619,000	20,000,000	Libor + 1.65%	1.96%
Trust IV	October 31, 2007	September 30, 2037	928,000	30,000,000	Libor + 2.85%	3.16%

The securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. We guarantee the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

The Subordinated Debentures are unsecured; bear interest at a rate equal to the rates paid by the Trusts on the Trust Preferred Securities and mature on the same dates as those noted above for the Trust Preferred Securities. Interest is payable quarterly. We may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and our ability to pay dividends on our common shares will be restricted.

The Trust Preferred Securities may be redeemed prior to maturity at our option. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

On August 5, 2008, we entered into a $15 million subordinated term loan with an unaffiliated bank. During the third quarter of 2012, Pinnacle Bank repaid this subordinated term loan.

On June 15, 2012, Pinnacle Financial entered into a loan agreement with an unaffiliated bank for $25 million. Pinnacle Financial's borrowings under the Loan Agreement bear interest at rates that, at our option, can be either:

- A base rate generally defined as the sum of (i) the highest of (x) the lender's "base" or "prime" rate, (y) the average overnight federal funds effective rate plus one-half percent (0.50%) per annum or (z) one-month LIBOR plus one percent (1%) per annum and (ii) an applicable margin as noted below; or

- A LIBOR rate generally defined as the sum of (i) the average of the offered rates of interest quoted in the London Inter-Bank Eurodollar Market for U.S. Dollar deposits with prime banks (as published by Reuters or other commercially available source) for one, two or three months (all as selected by the Company), and (ii) an applicable margin.

The applicable margin under the Loan Agreement ranges from 2.25% (225 basis points) to 3.00% (300 basis points) depending on the total aggregate principal amount outstanding under the Loan Agreement. The initial applicable margin for both base rate and LIBOR rate loans is 3.00% (300 basis points).

We are required to make quarterly principal payments of $625,000 beginning on September 30, 2012, and the loan matures on June 15, 2017. We are permitted to prepay all or a portion of the principal amount outstanding under the

Loan Agreement without penalty (in minimum aggregate amounts of $100,000) at any time so long as no event of default or unmatured event of default has occurred and is continuing.

Capital Resources. At December 31, 2012 and 2011, our stockholders' equity amounted to $679.1 million and $710.1 million, respectively. Substantially all of the decrease in stockholders' equity resulted from the redemption of the remaining preferred shares outstanding, offset by our net income in 2012.

On December 12, 2008, we issued 95,000 shares of preferred stock to the U.S. Treasury for $95 million pursuant to the CPP. Additionally, we issued 534,910 common stock warrants to the U.S. Treasury as a condition to our participation in the CPP. Proceeds from this sale of preferred stock were contributed to Pinnacle Bank for general corporate purposes, including its lending activities. On June 16, 2009, we completed the sale of 8,855,000 shares of our common stock in a public offering, resulting in net proceeds to Pinnacle Financial of approximately $109.0 million. As a result, and pursuant to the terms of the warrant issued to the U.S. Treasury in connection with our participation in the CPP, the number of shares issuable upon exercise of the warrant issued to the U.S. Treasury in connection with the CPP was reduced by 50%, or 267,455 shares.

During the fourth quarter of 2011, Pinnacle Financial repurchased 25% of the preferred shares originally issued to the U.S. Treasury under the CPP in a transaction totaling approximately $23.9 million. During the second quarter of 2012, Pinnacle Financial redeemed the remaining 71,250 of the preferred shares originally issued to the U.S. Treasury under the CPP in a transaction totaling approximately $71.6 million. The accrued dividend costs and the accretion of the discount recorded on the preferred stock totaled $3,814,000 and $6,665,000 during the years ended December 31, 2012 and 2011, respectively. During the third quarter of 2012, Pinnacle Financial repurchased, for $755,000, the common stock warrants issued to the U.S. Treasury in connection with our participation in the CPP. At the time of the repurchase, the warrants had a carrying value of $3.3 million, therefore, our additional paid in capital increased $2.5 million due to the difference between the initial valuation and the repurchase amount. At December 31, 2012, Pinnacle's Bank's Tier 1 risk-based capital ratio was 11.8%, the total risk-based capital ratio was 13.0% and the leverage ratio was 10.6%, compared to 13.8%, 15.3% and 11.4% at December 31, 2011, respectively.

Dividends. Under Tennessee banking law, Pinnacle Bank is subject to restrictions on the payment of dividends to Pinnacle Financial which are similar to those applicable to national banks. Prior to the repurchase of the preferred stock, Pinnacle Financial was subject to limits on payment of dividends to its shareholders by its participation in the CPP. Pursuant to Tennessee banking law, Pinnacle Bank may not, without the prior consent of the TDFI, pay any dividends to Pinnacle Financial in a calendar year in excess of the total of Pinnacle Bank's net profits for that year plus the retained profits for the preceding two years. As of December 31, 2012, Pinnacle Bank could pay approximately $39.1 million of dividends to Pinnacle Financial without prior TDFI approval. Pinnacle Financial has not paid any cash dividends on its common stock since inception, however, our growth plans may provide the opportunity for us to consider a sustainable dividend program at some point in the future. Our future dividend policy will depend on our earnings, capital position, financial condition and other factors, including new regulatory capital requirements, as they become known to us.

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee (ALCO) is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model and an economic value of equity model. These measurements are used in conjunction with competitive pricing analysis.

- Earnings simulation model. We believe that interest rate risk is best measured by our earnings simulation modeling. Earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net interest income in both gradual and instantaneous changes to interest rates. For changes up or down in rates from management's flat interest rate forecast over the next twelve months, limits in the decline in net interest income are as follows:
  - -10.0% for a gradual change of 400 basis points; -20.0% for an instantaneous change of 400 basis points
  - -7.5% for a gradual change of 300 basis points; -15.0% for an instantaneous change of 300 basis points
  - -5.0% for a gradual change of 200 basis points; -10.0% for an instantaneous change of 200 basis points
  - -2.5% for a gradual change of 100 basis points; -5.0% for an instantaneous change of 100 basis points

- Economic value of equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity. To help limit interest rate risk, we have a guideline stating that for an instantaneous 400 basis point change in interest rates up or down, the economic value of equity should not decrease by more than 40 percent from the base case; for a 300 basis point instantaneous change in interest rates up or down, the economic value of equity should not decrease by more than 30 percent; for a 200 basis point instantaneous change in interest rates up or down, the economic value of equity should not decrease by more than 20 percent; and for a 100 basis point instantaneous change in interest rates up or down, the economic value of equity should not decrease by more than 10 percent.

At December 31, 2012, our ALCO modeling indicated that we are in compliance with the policies noted above. Our model results also indicated that our balance sheet is slightly liability sensitive to parallel shifts in interest rates in increments of 100 to 200 basis points. The slight liability sensitivity present at the 100 to 200 bps increment level is primarily attributable to loan floors which will prevent the rise in yields on our loan portfolio from out-pacing the potential rise in deposit costs. We become asset-sensitive once those rate increments reach 200 to 250 basis points as we break through interest rate floors placed on variable and floating rate loans at a more substantial level. Absent any other asset liability strategies an interest rate increase of a 200 to 250 basis point level could result in slightly increased margins. Over time, we expect to reduce our slight liability sensitivity as we engage in initiatives to bring our firm toward an interest rate neutral position over the next several quarters.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. We also enter into interest rate swaps (swaps) to facilitate customer transactions and meet their financing needs. These swaps qualify as derivatives, but are not designated as hedging instruments. At December 31, 2012 and 2011, we had not entered into any derivative contracts designated as hedging instruments to assist managing our interest rate sensitivity.

Liquidity Risk Management. The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

As noted previously, Pinnacle Bank is a member of the FHLB Cincinnati and, pursuant to a borrowing agreement with the FHLB Cincinnati, has pledged certain assets pursuant to a blanket lien. As such, Pinnacle Bank may use the FHLB Cincinnati as a source of liquidity depending on the firm's ALCO strategies. Additionally, we may pledge additional qualifying assets or reduce the amount of pledged assets with the FHLB Cincinnati to increase or decrease our borrowing capacity at the FHLB Cincinnati. At December 31, 2012, we believe we had approximately $329.2 million in additional borrowing capacity with the FHLB Cincinnati. However, incremental borrowings are made via a formal request by Pinnacle Bank and the subsequent approval by the FHLB Cincinnati.

Pinnacle Bank also has accommodations with upstream correspondent banks for unsecured short-term advances which aggregate $155.0 million. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. There were no outstanding borrowings under these agreements at December 31, 2012, or during the year then ended under such agreements. Pinnacle Bank also has approximately $1.0 billion in available Federal Reserve discount window lines of credit.

At December 31, 2012, and 2011, excluding any reciprocating time deposits issued through the CDARS network, we had no brokered certificates of deposit. Historically, we have issued brokered certificates through several different brokerage houses based on competitive bid. Typically, these funds have been for varying maturities of up to two years and were issued at rates which were competitive to rates we would be required to pay to attract similar deposits within our local markets as well as rates for FHLB advances of similar maturities. Although we consider these deposits to be a ready source of liquidity under current market conditions, we anticipate that these deposits will represent an insignificant percentage of our total funding in 2013 as we seek to maintain a higher level of core deposits.

At December 31, 2012, we had no significant commitments for capital expenditures although we are constructing a branch facility in the Knoxville MSA which is tentatively set to open in the first half of 2013.

Our short-term borrowings (borrowings which mature within the next fiscal year) consist primarily of securities sold under agreements to repurchase (these agreements are typically associated with comprehensive treasury management programs for our clients and provide them with short-term returns on their excess funds) and FHLB Cincinnati advances. Information concerning our short-term borrowings as of and for each of the years in the three-year period ended December 31, 2012 is as follows (in thousands):

	At December 31,		
	2012	*2011*	*2010*
Amounts outstanding at year-end:			
Securities sold under agreements to repurchase	$ 114,667	$ 131,591	$ 146,294
Federal funds purchased	-	-	-
Federal Home Loan Bank short-term advances	25,000	115,000	10,000
Weighted average interest rates at year-end:			
Securities sold under agreements to repurchase	0.21%	0.44%	0.75%
Federal funds purchased	-	-	-
Federal Home Loan Bank short-term advances	0.21%	0.12%	1.90%
Maximum amount of borrowings at any month-end:			
Securities sold under agreements to repurchase	$ 153,327	$ 244,233	$ 284,323
Federal funds purchased	-	-	-
Federal Home Loan Bank short-term advances	160,000	115,000	75,980
Average balances for the year:			
Securities sold under agreements to repurchase	$ 134,989	$ 161,845	$ 222,179
Federal funds purchased	1,325	-	260
Federal Home Loan Bank short-term advances	96,250	31,250	30,288
Weighted average interest rates for the year:			
Securities sold under agreements to repurchase	0.34%	0.69%	0.79%
Federal funds purchased	0.49%	0.94%	1.04%
Federal Home Loan Bank short-term advances	0.18%	0.12%	2.66%

The following table presents additional information about our contractual obligations as of December 31, 2012, which by their terms have contractual maturity and termination dates subsequent to December 31, 2012 (in thousands):

	At December 31, 2012				
	Next 12 months	*13-36 months*	*37-60 months*	*More than 60 months*	*Totals*
Contractual obligations:					
Certificates of deposit	$ 439,470	$ 119,861	$ 47,125	$ -	$ 606,456
Securities sold under agreements to repurchase	114,667	-	-	-	114,667
Federal Home Loan Bank advances	25,000	35,000	15,000	609	75,609
Subordinated debt	-	-	-	82,476	82,476
Minimum operating lease commitments	3,665	7,149	7,071	30,191	48,076
Totals	$ 582,802	$ 162,010	$ 69,196	$ 113,276	$ 927,284

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months. Our operating lease commitments are primarily related to our branch and headquarters facilities. The terms of these leases expire at various points ranging from 2017 through 2039. At December 31, 2011, our total minimum operating lease commitment was $50,895.

Off-Balance Sheet Arrangements. At December 31, 2012, we had outstanding standby letters of credit of $74.7 million and unfunded loan commitments outstanding of $1.0 billion. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Pinnacle Bank has the ability to liquidate Federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions. The following table presents additional information about our unfunded commitments as of December 31, 2012, which by their terms, have contractual maturity dates subsequent to December 31, 2012 (in thousands):

	At December 31, 2012				
	Next 12 months	*13-36 months*	*37-60 months*	*More than 60 months*	*Totals*
Unfunded commitments:					
Lines of credit	$ 535,472	$ 183,630	$ 127,364	$184,258	$ 1,030,724
Letters of credit	69,754	4,856	69	-	74,679
Totals	$ 605,226	$ 188,486	$ 127,433	$ 184,258	$ 1,105,403

We follow the same credit policies and underwriting practices when making these commitments as we do for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, our maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments. At December 31, 2012, we had accrued $1,898,000 for the inherent risks associated with off balance sheet commitments.

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recently Adopted Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-08, *Intangibles—Goodwill and Other*, regarding testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on the qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The new guidance was effective for Pinnacle Financial beginning January 1, 2012. As a result of applying this new guidance, the two-step goodwill impairment test was not deemed necessary in 2012 based on the results of the qualitative assessment.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income*, new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and requires presentation of reclassification adjustments on the face of the income statement. Pinnacle Financial has adopted this accounting standard upon its effective date for periods beginning on or after December 15, 2011. This adoption did not have any impact on our financial position or results of operations but has impacted our financial statement presentation.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)-Fair Value Measurement* (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 was adopted by Pinnacle Financial in its first quarter of fiscal 2012.

Recent Accounting Pronouncements

Other than those pronouncements discussed above which have been recently adopted, there were no other recently issued accounting pronouncements that are expected to impact Pinnacle Financial.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
ASSETS	2012	2011
Cash and noninterest-bearing due from banks	$ 51,946,542	$ 63,015,997
Interest-bearing due from banks	111,535,083	108,422,470
Federal funds sold and other	1,807,044	724,573
Cash and cash equivalents	165,288,669	172,163,040
Securities available-for-sale, at fair value	706,577,806	894,962,246
Securities held-to-maturity (fair value of $583,212 and $2,369,118 at December 31, 2012 and December 31, 2011, respectively)	574,863	2,329,917
Mortgage loans held-for-sale	41,194,639	35,363,038
Loans	3,712,162,430	3,291,350,857
Less allowance for loan losses	(69,417,437)	(73,974,675)
Loans, net	3,642,744,993	3,217,376,182
Premises and equipment, net	75,804,895	77,127,361
Other investments	26,962,890	44,653,840
Accrued interest receivable	14,856,615	15,243,366
Goodwill	244,040,421	244,076,492
Core deposits and other intangible assets	5,103,273	7,842,267
Other real estate owned	18,580,097	39,714,415
Other assets	98,819,455	113,098,540
Total assets	$ 5,040,548,616	$ 4,863,950,704
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest-bearing	$ 985,689,460	$ 717,378,933
Interest-bearing	760,786,247	637,203,420
Savings and money market accounts	1,662,256,403	1,585,260,139
Time	606,455,873	714,496,974
Total deposits	4,015,187,983	3,654,339,466
Securities sold under agreements to repurchase	114,667,475	131,591,412
Federal Home Loan Bank advances	75,850,390	226,068,796
Subordinated debt and other borrowings	106,158,292	97,476,000
Accrued interest payable	1,360,598	2,233,330
Other liabilities	48,252,519	42,097,132
Total liabilities	4,361,477,257	4,153,806,136
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; 71,250 shares issued and outstanding at December 31, 2011	-	69,096,828
Common stock, par value $1.00; 90,000,000 shares authorized; 34,696,597 and 34,354,960 issued and outstanding at December 31, 2012 and 2011	34,696,597	34,354,960
Common stock warrants	-	3,348,402
Additional paid-in capital	543,760,439	536,227,537
Retained earnings	87,386,689	49,783,584
Accumulated other comprehensive income, net of taxes	13,227,634	17,333,257
Total stockholders' equity	679,071,359	710,144,568
Total liabilities and stockholders' equity	$ 5,040,548,616	$ 4,863,950,704

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,		
	2012	2011	2010
Interest income:			
Loans, including fees	$ 160,036,709	$ 154,748,491	$ 162,901,763
Securities:			
Taxable	16,931,417	23,971,787	30,306,189
Tax-exempt	6,576,701	7,394,134	7,916,596
Federal funds sold and other	1,876,731	2,232,423	2,223,816
Total interest income	185,421,558	188,346,835	203,348,364
Interest expense:			
Deposits	16,842,852	30,588,033	49,856,815
Securities sold under agreements to repurchase	455,499	1,110,078	1,749,905
Federal Home Loan Bank advances and other borrowings	5,258,749	5,184,313	7,368,258
Total interest expense	22,557,100	36,882,424	58,974,978
Net interest income	162,864,458	151,464,411	144,373,386
Provision for loan losses	5,568,830	21,797,613	53,695,454
Net interest income after provision for loan losses	157,295,628	129,666,798	90,677,932
Noninterest income:			
Service charges on deposit accounts	9,917,754	9,244,165	9,591,543
Investment services	6,984,970	6,246,414	5,050,105
Insurance sales commissions	4,461,404	3,999,153	3,864,340
Gains on mortgage loans sold, net	6,698,618	4,155,137	4,085,657
Gain on sale of investment securities, net	2,150,605	960,763	2,623,674
Trust fees	3,195,950	2,999,731	2,872,490
Other noninterest income	9,987,335	10,334,847	8,227,237
Total noninterest income	43,396,636	37,940,210	36,315,046
Noninterest expense:			
Salaries and employee benefits	78,056,564	74,424,851	64,628,991
Equipment and occupancy	20,420,333	19,986,976	21,077,223
Other real estate expense	11,544,067	17,431,926	29,210,197
Marketing and other business development	3,635,810	3,303,151	3,233,224
Postage and supplies	2,379,730	2,120,722	2,538,021
Amortization of intangibles	2,738,994	2,862,837	2,980,986
Other noninterest expense	19,389,368	18,976,865	23,214,670
Total noninterest expense	138,164,866	139,107,328	146,883,312
Income (loss) before income taxes	62,527,398	28,499,680	(19,890,334)
Income tax expense (benefit)	20,643,517	(15,237,687)	4,410,158
Net income (loss)	41,883,881	43,737,367	(24,300,492)
Preferred stock dividends	1,660,868	4,606,493	4,815,973
Accretion on preferred stock discount	2,153,172	2,058,146	1,326,049
Net income (loss) available to common stockholders	$ 38,069,841	$ 37,072,728	$ (30,442,514)
Per share information:			
Basic net income (loss) per common share available to common stockholders	$1.12	$1.11	($0.93)
Diluted net income (loss) per common share available to common stockholders	$1.10	$1.09	($0.93)
Weighted average common shares outstanding:			
Basic	33,899,667	33,420,015	32,789,871
Diluted	34,487,808	34,060,228	32,789,871

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2012	2011	2010
Net income (loss):	$ 41,883,881	$ 43,737,367	$ (24,300,492)
Other comprehensive income, net of tax:			
(Decrease) increase in net gains on securities available-for-sale, net of deferred tax expense (benefit)	(4,105,623)	11,708,657	(1,815,481)
Total comprehensive income (loss)	$ 37,778,258	$ 55,446,024	$ (26,115,973)

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the each of the years in the three-year period ended December 31, 2012

	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, December 31, 2009	$ 89,462,633	33,029,719	$ 33,029,719	$ 3,348,402	$ 524,366,603	$ 43,372,743	$ 7,440,081	$701,020,181
Exercise of employee common stock options, stock appreciation rights, common stock warrants and related tax benefits	-	601,023	601,023	-	2,884,789	-	-	3,485,812
Issuance of restricted common shares, net of forfeitures	-	252,053	252,053	-	(252,053)	-	-	-
Restricted shares withheld for taxes	-	(12,415)	(12,415)	-	(151,333)	-	-	(163,748)
Compensation expense for restricted shares	-	-	-	-	2,303,720	-	-	2,303,720
Compensation expense for stock options	-	-	-	-	1,677,293	-	-	1,677,293
Accretion on preferred stock discount	1,326,049	-	-	-	-	(1,326,049)	-	-
Preferred dividends paid	-	-	-	-	-	(4,750,000)	-	(4,750,000)
Net loss	-	-	-	-	-	(24,300,492)	-	(24,300,492)
Other comprehensive loss	-	-	-	-	-	-	(1,815,481)	(1,815,481)
Balances, December 31, 2010	$ 90,788,682	33,870,380	$ 33,870,380	$ 3,348,402	$ 530,829,019	$ 12,996,202	$ 5,624,600	$ 677,457,285
Exercise of employee common stock options, stock appreciation rights, common stock warrants and related tax benefits	-	163,829	163,829	-	1,014,653	-	-	1,178,482
Repurchase of preferred stock	(23,750,000)	-	-	-	-	-	-	(23,750,000)
Issuance of restricted common shares, net of forfeitures	-	299,715	299,715	-	(299,715)	-	-	-
Issuance of salary stock units	-	54,526	54,526		722,292			776,818
Restricted shares withheld for taxes	-	(33,490)	(33,490)	-	(474,448)	-	-	(507,938)
Compensation expense for restricted shares	-	-	-	-	3,239,677	-	-	3,239,677
Compensation expense for stock options	-	-	-	-	1,196,059	-	-	1,196,059
Accretion on preferred stock discount	2,058,146	-	-	-	-	(2,058,146)	-	-
Preferred dividends paid	-	-	-	-	-	(4,891,839)	-	(4,891,839)
Net income	-	-	-	-	-	43,737,367	-	43,737,367
Other comprehensive income	-	-	-	-	-	-	11,708,657	11,708,657
Balances, December 31, 2011	$ 69,096,828	34,354,960	$ 34,354,960	$ 3,348,402	$ 536,227,537	$ 49,783,584	$ 17,333,257	$ 710,144,568
Exercise of employee common stock options, stock appreciation rights, common stock warrants and related tax benefits	-	245,229	245,229	-	1,455,969	-	-	1,701,198
Repurchase of preferred stock	(71,250,000)	-	-	-	-	-	-	(71,250,000)
Issuance of restricted common shares, net of forfeitures	-	102,119	102,119	-	(102,119)	-	-	-
Issuance of salary stock units	-	57,508	57,508	-	942,565	-	-	1,000,073
Restricted shares withheld for taxes	-	(63,219)	(63,219)	-	(1,021,409)	-	-	(1,084,628)
Compensation expense for restricted shares	-	-	-	-	3,270,028	-	-	3,270,028
Compensation expense for stock options	-	-	-	-	394,466	-	-	394,466
Cancellation of outstanding warrants	-	-	-	(3,348,402)	2,593,402	-	-	(755,000)
Accretion on preferred stock discount	2,153,172	-	-	-	-	(2,153,172)	-	-
Preferred dividends paid	-	-	-	-	-	(2,127,604)	-	(2,127,604)
Net income	-	-	-	-	-	41,883,881	-	41,883,881
Other comprehensive loss	-	-	-	-	-	-	(4,105,623)	(4,105,623)
Balances, December 31, 2012	$ -	34,696,597	$ 34,696,597	$ -	$ 543,760,439	$ 87,386,689	$ 13,227,634	679,071,359

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2012	2011	2010
Operating activities:			
Net income (loss)	$ 41,883,881	$ 43,737,367	$ (24,300,492)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net amortization/accretion of premium/discount on securities	7,291,775	7,702,123	5,667,069
Depreciation and amortization	10,207,638	10,950,434	11,500,075
Provision for loan losses	5,568,830	21,797,613	53,695,454
Gains on sales of investment securities, net	(2,150,605)	(960,763)	(2,623,674)
Gain on mortgage loans sold, net	(6,698,618)	(4,155,137)	(4,085,657)
Stock-based compensation expense	4,414,452	5,018,294	3,981,013
Deferred tax expense (benefit)	1,547,626	(23,395,052)	17,822,071
Losses on disposition of other real estate and other investments	9,608,358	14,081,857	25,459,851
Excess tax benefit from stock compensation	(36,071)	(13,819)	(16,776)
Mortgage loans held for sale:			
Loans originated	(486,930,709)	(394,020,876)	(444,833,043)
Loans sold	487,798,601	378,996,474	445,227,014
Decrease in other assets	36,400,237	42,346,579	27,366,049
Increase in other liabilities	5,372,270	11,004,661	14,730,158
Net cash provided by operating activities	114,277,665	113,089,755	129,589,112
Investing activities:			
Activities in securities available-for-sale:			
Purchases	(222,831,813)	(268,141,975)	(548,916,132)
Sales	188,586,154	166,415,738	146,082,535
Maturities, prepayments and calls	210,732,980	233,622,196	322,414,157
Activities in securities held-to-maturity:			
Sales	-	-	954,388
Maturities, prepayments and calls	1,755,000	1,975,000	1,235,612
(Increase) decrease in loans, net	(440,508,548)	(144,581,478)	194,133,354
Purchases of premises and equipment and software	(5,864,452)	(2,031,265)	(9,587,707)
Decrease (increase) in other investments	17,743,227	(407,504)	(1,878,676)
Net cash (used in) provided by investing activities	(250,387,452)	(13,149,288)	104,437,531
Financing activities:			
Net increase (decrease) in deposits	360,848,517	(178,660,721)	9,688,996
Net (decrease) increase in repurchase agreements	(16,923,937)	(14,702,967)	(129,170,717)
Advances from Federal Home Loan Bank:			
Issuances	520,000,000	215,000,000	90,000,000
Payments	(670,141,606)	(110,236,705)	(181,149,655)
Net increase in other borrowings	8,682,292	-	-
(Repurchase) exercise of common stock warrants	(755,000)	-	285,000
Exercise of common stock options and stock appreciation rights	866,683	864,805	3,037,064
Excess tax benefit from stock compensation	36,071	13,819	16,776
Preferred dividends paid	(2,127,604)	(4,891,839)	(4,750,000)
Repurchase of preferred shares outstanding	(71,250,000)	(23,750,000)	-
Net cash provided by (used in) financing activities	129,235,416	(116,363,608)	(212,042,536)
Net (decrease) increase in cash and cash equivalents	(6,874,371)	(16,423,141)	21,984,107
Cash and cash equivalents, beginning of year	172,163,040	188,586,181	166,602,074
Cash and cash equivalents, end of year	$ 165,288,669	$ 172,163,040	$ 188,586,181

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Business — Pinnacle Financial Partners, Inc. (Pinnacle Financial) is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, Pinnacle Bank (Pinnacle Bank). Pinnacle Bank is a commercial bank headquartered in Nashville, Tennessee. Pinnacle Bank provides a full range of banking services, including investment, mortgage, and insurance services, and comprehensive wealth management services, in its primary market areas of the Nashville-Davidson-Murfreesboro-Franklin, Tennessee and Knoxville, Tennessee Metropolitan Statistical Areas.

Basis of Presentation — These consolidated financial statements include the accounts of Pinnacle Financial and its wholly-owned subsidiaries. PNFP Statutory Trust I, PNFP Statutory Trust II, PNFP Statutory Trust III, and PNFP Statutory Trust IV are affiliates of Pinnacle Financial and are included in these consolidated financial statements pursuant to the equity method of accounting. Significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for loan losses, determination of any impairment of intangible assets, the valuation of other real estate owned and the valuation of deferred tax assets.

Impairment — Long-lived assets, including purchased intangible assets subject to amortization, such as core deposit intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill is evaluated for impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. That annual assessment date for Pinnacle Financial is September 30. An impairment loss is recognized to the extent that the carrying amount exceeds fair value.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles — Goodwill and Other*, regarding testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity does a qualitative assessment and determines that this is the case, or if a qualitative assessment is not performed, it is required to perform a two step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on a qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The new guidance was adopted by Pinnacle Financial beginning January 1, 2012 and was used in its annual assessment as of September 30, 2012. The results of the qualitative assessment indicated that the fair value of Pinnacle Financial's reporting unit was more than its carrying value, and accordingly, the two-step goodwill impairment test was not performed.

Should Pinnacle Financial's common stock price decline or other impairment indicators become known, additional impairment testing of goodwill may be required. Should it be determined in a future period that the goodwill has become impaired, then a charge to earnings will be recorded in the period such determination is made.

Cash Equivalents and Cash Flows — Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold, short-term discount notes and securities purchased under agreements to resell, with original maturities within ninety days, are included in cash and cash equivalents. The following supplemental cash flow information addresses certain cash payments and noncash transactions for each of the years in the three-year period ended December 31, 2012 as follows:

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,		
	2012	2011	2010
Cash Payments:			
Interest	$23,506,632	$ 39,991,746	$ 60,675,865
Income taxes paid (refunded)	10,249,106	3,988,414	(4,722,776)
Noncash Transactions:			
Loans charged-off to the allowance for loan losses	19,657,061	34,849,910	67,543,395
Loans foreclosed upon with repossessions transferred to other real estate	9,052,792	34,580,351	92,873,551

Securities — Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Securities that Pinnacle Financial has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. For certain securities, amortization of premiums and accretion of discounts is computed based on the anticipated life of the security which may be shorter than the stated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method, and are recorded on the trade date of the sale.

Other-than-temporary Impairment — A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount of the security. To determine whether impairment is other-than-temporary, management considers whether the entity expects to recover the entire amortized cost basis of the security by reviewing the present value of the future cash flows associated with the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to as a credit loss and is deemed to be other-than-temporary impairment. If a credit loss is identified, the credit loss is recognized as a charge to earnings and a new cost basis for the security is established. If management concludes that a decline in fair value of a security is temporary and, a full recovery of principal and interest is expected and it is not more-likely-than-not that it will be required to sell the security before maturity, then the security is not other-than-temporarily impaired and the shortfall is recorded as a component of equity.

Mortgage loans held-for-sale — Mortgage loans originated and intended for sale are carried at the lower of cost or estimated fair value as determined on a loan-by-loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Realized gains and losses are recognized when legal title to the loans has been transferred to the purchaser and payments have been received and are reflected in the accompanying consolidated statement of operations in gains on mortgage loans sold, net of related costs such as compensation expenses. Pinnacle Financial does not securitize mortgage loans and does not retain the servicing for loans sold.

Loans — Pinnacle Financial has five loan segments: commercial, commercial real estate, construction and development, consumer and consumer real estate that are determined based on the underlying collateral utilized to secure each loan. These classifications are consistent with those utilized in the Quarterly Report of Condition and Income filed with the Federal Deposit Insurance Corporation (FDIC).

Loans are reported at their outstanding principal balances, net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using a method which approximates the interest method. At December 31, 2012 and 2011, net deferred loan fees of $1,000,000 and $315,000 respectively, were included in loans on the accompanying consolidated balance sheets.

As part of our routine credit monitoring process, commercial loans receive risk ratings by the assigned financial advisor and are subject to validation by our independent loan review department. Risk ratings are categorized as pass, special mention, substandard, substandard-impaired or doubtful-impaired. Pinnacle Financial believes that our categories follow those outlined by Pinnacle Bank's primary federal regulator. At December 31, 2012, approximately 77% of our loan portfolio was assigned a specifically assigned risk rating in the allowance for loan loss assessment. Certain consumer loans and commercial relationships that possess certain qualifying characteristics are generally not assigned an individual risk rating but are evaluated collectively for credit risk as a homogenous pool of loans and individually as either accrual or nonaccrual based on the performance of the loan.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans are placed on nonaccrual status when there is a significant deterioration in the financial condition of the borrower, which generally is the case but is not limited to when the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status is reversed against current interest income. Interest income is subsequently recognized only if certain cash payments are received while the loan is classified as nonaccrual, but interest income recognition is reviewed on a case-by-case basis to determine if the payment should be applied to interest or principal pursuant to regulatory guidelines. A nonaccrual loan is returned to accruing status once the loan has been brought current as to principal and interest and collection is reasonably assured or the loan has been "well-secured" through other techniques.

All loans that are placed on nonaccrual status are further analyzed to determine if they should be classified as impaired loans. At December 31, 2012, there were no loans classified as nonaccrual that were not also deemed to be impaired. A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan. This determination is made using a variety of techniques, which include a review of the borrower's financial condition, debt-service coverage ratios, global cash flow analysis, guarantor support, other loan file information, meetings with borrowers, inspection or reappraisal of collateral and/or consultation with legal counsel as well as results of reviews of other similar industry credits (e.g. builder loans, development loans, church loans, etc.).

Loans are charged off when management believes that the full collectability of the loan is unlikely. As such, a loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

Allowance for Loan Losses — The allowance for loan losses is maintained at a level that management believes to be adequate to absorb probable losses inherent in the loan portfolio as of the balance sheet date. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, internal and external historical loss experience, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans.

In assessing the adequacy of the allowance, we also consider the results of our ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, independent loan reviewers, and reviews that may have been conducted by third-party reviewers. We incorporate relevant loan review results in the loan impairment determination. In addition, regulatory agencies, as an integral part of their examination process, will periodically review Pinnacle Financial's allowance for loan losses and may require Pinnacle Financial to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

In addition to the independent loan review process, the aforementioned risk ratings are subject to continual review by the loan officer to determine that the appropriate risk ratings are being utilized in our allowance for loan loss process. At least annually, and in many cases twice per year, our credit policy requires that each risk-rated loan is subject to a formal credit risk review to be performed by the responsible financial advisor. Each risk rating is also subject to review by our independent loan review department. Currently, our independent loan review department targets reviews of a significant portion of our risk rated portfolio annually. Included in the coverage are independent loan reviews of loans in targeted higher-risk portfolio segments such as certain commercial and industrial loans, land loans, loans assigned to a particular lending officer and/or loan types in certain geographies.

All of the above factors are utilized in the determination of the allowance for loan losses which is composed of the results of two distinct impairment analyses pursuant to the provisions of both ASC 450-20 (formerly SFAS 5) and ASC 310-10-35 (formerly SFAS 114) as discussed below.

ASC 450-20, *Loss Contingencies* — The ASC 450-20 component of the allowance for loan losses begins with a process of estimating the probable losses based on our internal system of risk ratings and historical loss data for our risk rated portfolio. Prior to 2010, because of Pinnacle Financial's limited loss history, loss estimates were primarily derived from historical loss data by loan categories for comparable peer institutions. During 2010, we incorporated the results of Pinnacle Bank's own historical migration analysis of all loans that were charged-off during the prior eight quarters. The look-back period in our migration analysis was extended each quarter since and at December 31, 2012 is fifteen quarters which continues to include the losses incurred by Pinnacle Financial in 2009 when the internal historical migration analysis was first adopted. In this current economic environment, we believed

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the extension of our look-back period in our migration analysis was appropriate due to the risks inherent in our loan portfolio. Absent the extension, the early cycle periods in which we experienced significant losses would have been excluded from the determination of the allowance for loan losses. This migration analysis assists in evaluating loan loss allocation rates for the various risk grades assigned to loans in our portfolio. The results of the migration analysis are then compared to other industry factors to determine the loss allocation rates for the risk rated loan portfolios. The loss allocation rates from our migration analysis and the industry loss factors are weighted 75% to 25%, respectively, to determine a weighted average loss allocation rate for these portfolios.

The allowance allocation for non risk-rated portfolios is based on consideration of our actual historical loss rates and industry loss rates for those particular segments. Non risk-rated loans are evaluated as a group by category rather than on an individual loan basis because these loans are smaller and homogeneous. We weight the internally and externally-based allocation methodologies for the non risk-rated loan portfolio and determine a weighted average loss allocation rate for these portfolios.

The estimated loan loss allocation for all loan segments is then adjusted for management's estimate of probable losses for several environmental factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and is based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the five loan segments, and the allowance allocation, as determined by the processes noted above for each segment, is increased or decreased based on the incremental assessment of these various environmental factors. The environmental factors accounted for approximately 18.6% of the allocated allowance for loan losses under ASC 450-20 at December 31, 2012 compared to 8.8% at December 31, 2011.

The ASC 450-20 portion of the allowance also includes an unallocated component. We believe that the unallocated amount is warranted for inherent factors that cannot be practically assigned to individual loan categories, such as the imprecision in the overall loss allocation measurement process, the volatility of the local economies in the markets we serve and imprecision in our credit risk ratings process.

ASC 310-10-35, *Receivables* — The ASC 310-10-35 component of the allowance for loan loss is the allowance for impaired loans and troubled debt restructurings. Generally, loans with an identified weakness and principal balance of $250,000 or more are subject to an individual determination of the amount of impairment that exists for a particular loan. The amount of the impairment is measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a specific valuation allowance is established as a component of the allowance for loan losses or, in the case of collateral dependent loans or any loan with a confirming event, the excess is charged off. Changes to the valuation allowance are recorded as a component of the provision for loan losses. Any subsequent adjustments to present value calculations for impaired loan valuations as a result of the passage of time, such as changes in the anticipated payback period for repayment, are recorded as a component of the provision for loan losses.

For impaired loans less than $250,000, Pinnacle Financial assigns a valuation allowance to these loans utilizing an allocation rate equal to the allocation rate calculated for loans of a similar type greater than $250,000. In addition, Pinnacle Financial reviews impaired collateral dependent loans less than $250,000 to determine if any amounts should be charged-off pursuant to regulatory requirements. At December 31, 2012, the principal balance of these small impaired loans was $5.0 million, which represented 9.9% of all impaired loans. At December 31, 2011, the principal balance of these small impaired loans was $10.3 million, which represented 14.3% of all impaired loans.

Recently Adopted Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)-Fair Value Measurement* (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 was effective for Pinnacle Financial during the first quarter of fiscal 2012 and was applied prospectively.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income — *Presentation of Comprehensive Income*. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Rather, it gives an entity the choice to present the components of net income and other comprehensive income in either a single continuous statement or two separate but consecutive statements. The components of comprehensive income and timing of

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reclassification of an item to net income do not change with this update. ASU 2011-05 requires retrospective application and is effective for annual and interim periods beginning after December 15, 2011. Pinnacle Financial adopted this ASU in the first quarter of 2012 and has presented a separate Consolidated Statements of Comprehensive Income.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles — Goodwill and Other*, regarding testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity does a qualitative assessment and determines that this is the case, or if a qualitative assessment is not performed, it is required to perform a two step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on a qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The new guidance was adopted by Pinnacle Financial beginning January 1, 2012 and was used in its annual assessment as of September 30, 2012. The results of the qualitative assessment indicated that the fair value of Pinnacle Financial's reporting unit was more than its carrying value, and accordingly, the two-step goodwill impairment test was not performed.

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered or in the case of a loan participation, a portion of the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Pinnacle Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Pinnacle Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Premises and Equipment and Leaseholds — Premises and equipment are carried at cost less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

Pinnacle Bank is the lessee with respect to several office locations. All such leases are being accounted for as operating leases within the accompanying consolidated financial statements. Several of these leases include rent escalation clauses. Pinnacle Bank expenses the costs associated with these escalating payments over the life of the expected lease term using the straight-line method. At December 31, 2012, the deferred liability associated with these escalating rentals was approximately $2,015,000 and is included in other liabilities in the accompanying consolidated balance sheets.

Other Investments — Pinnacle Financial is required to maintain certain minimum levels of equity investments with certain regulatory and other entities in which Pinnacle Bank has outstanding borrowings (Federal Home Loan Bank of Cincinnati). At December 31, 2012 and 2011, the cost of these investments was $14,176,000 and $32,861,000, respectively. Pinnacle Financial determined that cost approximates the fair value of these investments. Additionally, Pinnacle Financial has recorded certain investments in other entities, at fair value, of $4,214,000 and $3,400,000 at December 31, 2012 and 2011, respectively. During 2012 and 2011, Pinnacle Financial recorded losses of $70,000 and gains of $314,000, respectively, due to changes in the fair value of these investments. As more fully described in footnote 10, Pinnacle Financial has an investment in four Trusts valued at $2,476,000 as of December 31, 2012 and 2011. The Trusts were established to issue subordinated debentures. Also, as part of our compliance with the Community Reinvestment Act, we had investments in low income housing entities totaling $6,096,000 and $5,917,000, net, as of December 31, 2012 and 2011, respectively. These investments are reflected in the accompanying consolidated balance sheets in other investments.

Other Real Estate Owned — Other real estate owned (OREO) represents real estate foreclosed upon or acquired by deed in lieu of foreclosure by Pinnacle Bank through loan defaults by customers. Substantially all of these amounts relate to lots, homes and residential development projects that are either completed or are in various stages of construction for which Pinnacle Financial believes it has adequate collateral. Upon its acquisition by Pinnacle Bank, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired. The difference from the loan balance is recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent downward valuation adjustments are determined on a specific property basis and are included as a component of noninterest expense. Net gains or losses realized at the time of disposal are reflected in noninterest income or noninterest expense, as applicable.

Included in the accompanying consolidated balance sheet at December 31, 2012 is $26,793,000 of OREO with related property-specific valuation allowances of $8,213,000. At December 31, 2011, OREO totaled $52,711,000 with related property-specific valuation allowances of $12,997,000. During the years ended December 31, 2012, 2011 and 2010, Pinnacle Financial incurred $11,544,000, $17,432,000, and $29,210,000, respectively, of foreclosed real estate expense, of which $9,470,000, $12,806,000, and $25,732,000 were realized losses on dispositions and holding losses on valuations of OREO properties during 2012, 2011 and 2010, respectively.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Assets — Included in other assets as of December 31, 2012 and 2011, is approximately $1,336,000 and $1,318,000, respectively, of computer software related assets, net of amortization. This software supports Pinnacle Financial's primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to seven years. For the years ended December 31, 2012, 2011, and 2010, Pinnacle Financial's amortization expense was approximately $901,000, $818,000, and $754,000, respectively. Software maintenance fees are capitalized in other assets and amortized over the term of the maintenance agreement.

Pinnacle Bank is the owner and beneficiary of various life insurance policies on certain key executives and certain directors, including policies that were acquired in its merger with Cavalry. Collectively, these policies are reflected in the accompanying consolidated balance sheets at their respective cash surrender values. At December 31, 2012 and 2011, the aggregate cash surrender value of these policies, which is reflected in other assets, was $49,802,000 and $48,883,000, respectively. Noninterest income related to these policies was $919,000, $1,159,000, and $913,000, during the years ended December 31, 2012, 2011 and 2010, respectively.

Also included in other assets at December 31, 2012 and 2011 is $468,000 and $498,000, respectively, which is related to loan participations which have been sold to correspondent banks prior to 2010. These amounts represent the present value, net of amortization, of the future net cash flows retained by Pinnacle Financial which is referred to as the loan participation interest rate spread. These amounts are amortized against net interest income over the life of the loan. Amortization of these amounts was $30,000, $68,000, and $91,000, for each of the years ended December 31, 2012, 2011, and 2010, respectively.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. At December 31, 2012, Pinnacle Financial has approximately $4.1 million in pre-paid deposit insurance that is included in other assets in the accompanying consolidated balance sheet that will be applied to future FDIC assessment periods.

Derivative Instruments — In accordance with ASC Topic 815 *Derivatives and Hedging*, all derivative instruments are recorded on the accompanying consolidated balance sheet at their respective fair values. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so, on the reason for holding it. If the derivative instrument is not designated as a hedge, changes in the fair value of the derivative instrument are recognized in earnings in the period of change. None of the derivatives utilized by Pinnacle Financial have been designated as a hedge.

Securities Sold Under Agreements to Repurchase — Pinnacle Financial routinely sells securities to certain treasury management customers and then repurchases these securities the next day. Securities sold under agreements to repurchase are reflected as a secured borrowing in the accompanying consolidated balance sheets at the amount of cash received in connection with each transaction.

Investment Services and Trust Fees — Investment services and trust fees are recognized when earned. As of December 31, 2012 and 2011, Pinnacle Financial had accumulated approximately $1.24 billion and $1.06 billion, respectively, in brokerage assets under management. Additionally, the trust department had accumulated approximately $819 million and $633 million at December 31, 2012 and 2011, respectively, in trust assets under management.

Insurance Sales Commissions — Insurance sales commissions are recognized as of the effective date of the policy, which is underwritten by a third-party insurance company, when the premium due under the policy can be reasonably estimated and when the premium is billable to the client, less a provision for commission refunds in the event of policy cancellation prior to termination date.

Advertising — Advertising costs are expensed as incurred. Advertising expenses are included as a component of marketing and other business development and totaled $447,000, $339,000, and $259,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

Income Taxes — ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties, and includes guidance concerning accounting for income tax uncertainties in interim periods. As of December 31, 2012, Pinnacle Financial had no unrecognized tax benefits related to Federal or State income tax matters and does not anticipate any material increase or decrease in unrecognized tax benefits relative to any tax positions taken prior to December 31, 2012.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. The net deferred tax asset is reflected as a component of other assets on the consolidated balance sheet. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset.

Income tax expense or benefit for the year is allocated among continuing operations and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the income tax effect of the pretax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (a) changes in certain circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (b) changes in income tax laws or rates, and (c) changes in income tax status, subject to certain exceptions. The amount allocated to other comprehensive income (loss) is related solely to changes in the valuation allowance on items that are normally accounted for in other comprehensive income (loss) such as unrealized gains or losses on available-for-sale securities.

Pinnacle Financial and its subsidiaries file consolidated U.S. Federal and State of Tennessee income tax returns. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group. Pinnacle Financial has a Real Estate Investment Trust subsidiary that files a separate federal tax return, but its income is included in the consolidated group's return as required by the federal tax laws. The IRS concluded its examination of the 2008, 2009 and 2010 federal tax returns during the second quarter of 2011. Pinnacle Financial remains open to audit under the statute of limitations by the IRS for the years ended December 31, 2008 through 2012 and the state of Tennessee for the years ended December 31, 2009 through 2012.

As of December 31, 2012, Pinnacle Financial has accrued no interest and no penalties related to uncertain tax positions. Pinnacle Financial's policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

Income (Loss) Per Common Share — Basic net income (loss) per share available to common stockholders (EPS) is computed by dividing net income (loss) available to common stockholders by the weighted average common shares outstanding for the period. Weighted average common shares outstanding for the period does not include unearned restricted shares that have been issued to associates and outside directors. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The difference between basic and diluted weighted average shares outstanding is attributable to common stock options, common stock appreciation rights, warrants, and restricted stock awards. The dilutive effect of outstanding options, common stock appreciation rights, warrants, and restricted stock awards with is reflected in diluted EPS by application of the treasury stock method.

As of December 31, 2012, there were approximately 1,311,000 stock options and 7,300 stock appreciation rights outstanding to purchase common shares. As of December 31, 2011 and 2010, Pinnacle Financial had 267,445 outstanding warrants to purchase common shares. These warrants were issued in conjunction with Pinnacle Financial's participation in the U.S. Treasury's Capital Purchase Program (CPP) as more fully discussed in Note 3. During 2012, these warrants were repurchased. For the year ended December 31, 2012 and 2011, respectively, approximately 588,000 and 640,000 of dilutive stock options, restricted stock awards with time-based criteria, stock appreciation rights and warrants were included in the diluted earnings per share calculation. For the year ended December 31, 2012 and 2011, there were common stock options and warrants of 730,300 and 1,208,332, respectively outstanding which were considered anti-dilutive and thus have not been considered in the fully-diluted share calculations below. Due to the net loss available to common stockholders for the years ended December 31, 2010, no potentially dilutive shares related to these stock options, stock appreciation rights, and warrants were included in the loss per share calculations, as including such shares would have an anti-dilutive effect on loss per share.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the basic and diluted earnings per share calculation for each of the years in the three-year period ended December 31, 2012:

	2012	*2011*	*2010*
Basic earnings per share calculation:			
Numerator - Net income (loss) available to common stockholders	$ 38,069,841	$ 37,072,728	$ (30,442,514)
Denominator – Weighted average common shares outstanding	33,899,667	33,420,015	32,789,871
Basic net income (loss) per common share available to common stockholders	$ 1.12	$ 1.11	$ (0.93)
Diluted earnings per share calculation:			
Numerator - Net income (loss) available to common stockholders	$ 38,069,841	$ 37,072,728	$ (30,442,514)
Denominator – Weighted average common shares outstanding	33,899,667	33,420,015	32,789,871
Dilutive shares contingently issuable	588,141	640,213	-
Weighted average diluted common shares outstanding	34,487,808	34,060,228	32,789,871
Diluted net income (loss) per common share available to common stockholders	$ 1.10	$ 1.09	$ (0.93)

Stock-Based Compensation — Stock-based compensation expense recognized is based on the fair value of the portion of stock-based payment awards that are ultimately expected to vest, reduced for estimated forfeitures. ASC 718-20 *Compensation – Stock Compensation Awards Classified as Equity* requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Service based awards with multiple vesting periods are expensed over the entire requisite period as if the award were a single award. For awards with performance vesting criteria, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period.

Comprehensive Income (Loss) — Comprehensive income (loss) consists of the total of all components of comprehensive income (loss) including net income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under U.S. generally accepted accounting principles are included in comprehensive income (loss) but excluded from net income (loss). Currently, Pinnacle Financial's other comprehensive income (loss) consists solely of unrealized gains and losses on securities available-for-sale, net of deferred tax expense (benefit).

Fair Value Measurement — ASC Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Pinnacle Financial has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models or processes that use primarily market-based or independently-sourced market data, including interest rate yield curves, option volatilities and third party information such as prices of similar assets of liabilities. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Furthermore, while Pinnacle Financial believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Subsequent Events — ASC Topic 855, *Subsequent Events,* as amended by ASU No. 2010-09, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Pinnacle Financial evaluated all events or transactions that occurred after December 31, 2012, through the date of the issued financial statements. During this period there were no material recognizable subsequent events that required recognition or disclosures in the December 31, 2012 financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Acquisitions and Intangibles

Acquisition – Mid-America Bancshares, Inc. On November 30, 2007, we consummated a merger with Mid-America Bancshares, Inc. (Mid-America), a two-bank holding company located in Nashville, Tennessee. Pinnacle Financial recognized $9.4 million as a core deposit intangible. This identified intangible is being amortized over ten years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. For the years ended December 31, 2012, 2011, and 2010 approximately $987,000, $1,026,000, and $1,062,000, respectively, was recognized in the accompanying consolidated statement of operations as amortization of intangibles. Amortization expense associated with this identified intangible will approximate $700,000 to $1.2 million per year for the next five years.

Acquisition – Cavalry Bancorp, Inc. On March 15, 2006, Pinnacle Financial consummated its merger with Cavalry, a one-bank holding company located in Murfreesboro, Tennessee. Pinnacle Financial recognized $13.2 million as a core deposit intangible. This identified intangible is being amortized over seven years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. For the years ended December 31, 2012, 2011 and 2010 approximately $1.6 million, $1.7 million, and $1.8 million, respectively, was recognized in the accompanying consolidated statements of operations as amortization of intangibles. Amortization expense associated with this identified intangible will approximate $273,000 during fiscal 2013.

Acquisition - Beach & Gentry. During the third quarter of 2008, Pinnacle Bank acquired Murfreesboro, Tennessee based Beach & Gentry Insurance LLC (Beach & Gentry). Concurrently, Beach & Gentry merged with Miller & Loughry Insurance & Services Inc., a wholly-owned subsidiary of Pinnacle Bank, also located in Murfreesboro. In connection with this acquisition, Pinnacle Financial recorded a customer list intangible of $1,270,000 which is being amortized over 20 years on an accelerated basis. Amortization of this intangible amounted to $103,000, $109,000, and $115,000, respectively, during the years ended December 31, 2012, 2011 and 2010.

Note 3. Participation in U.S. Treasury Capital Purchase Program

On December 12, 2008, Pinnacle Financial issued 95,000 shares of preferred stock to the U.S. Treasury (the Treasury) for $95 million pursuant to the CPP. For the time the CPP preferred stock was outstanding, the CPP preferred stock was non-voting, other than having class voting rights on certain matters, and paid cumulative dividends quarterly at a rate of 5% per annum. Pinnacle Financial redeemed the preferred shares issued to the Treasury under the CPP in two transactions. During the fourth quarter of 2011, Pinnacle Financial redeemed 23,750 of the preferred shares in a transaction totaling approximately $23.9 million, including accrued but unpaid dividends of $142,000. During the second quarter of 2012, Pinnacle Financial completed the redemption of the remaining 71,250 preferred shares outstanding in a transaction totaling $71.6 million which included accrued but unpaid dividends of $346,000. Concurrently, Pinnacle Financial accelerated the accretion of the remaining preferred stock discount of approximately $1.7 million during the second quarter of 2012.

Additionally, Pinnacle Financial issued warrants to purchase 534,910 shares of common stock to the Treasury as a condition to its participation in the CPP. The warrants had an exercise price of $26.64 each, were immediately exercisable and expired 10 years from the date of issuance. On June 16, 2009, Pinnacle Financial completed the sale of 8,855,000 shares of its common stock in a public offering, resulting in net proceeds to Pinnacle Financial of approximately $109 million. As a result, and pursuant to the terms of the warrants, the number of shares issuable upon exercise of the warrants was reduced by 50%, or 267,455 shares. During the third quarter of 2012, Pinnacle Financial repurchased all of the remaining outstanding warrants held by the Treasury for $755,000.

Note 4. Restricted Cash Balances

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, Pinnacle Financial maintains additional balances to compensate for clearing and other services. For the years ended December 31, 2012 and 2011, the average daily balance maintained at the Federal Reserve was approximately $107,609,000 and $112,863,000, respectively.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Securities

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2012 and 2011 are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2012:				
Securities available-for-sale:				
U.S. Government agency securities	$ 110,817	$ 49	$ 414	$ 110,452
Mortgage-backed securities	360,504	15,770	623	375,651
State and municipal securities	177,364	14,489	126	191,727
Agency-backed securities	17,361	-	9	17,352
Corporate notes	9,881	1,519	4	11,396
	$ 675,927	$ 31,827	$ 1,176	$ 706,578
Securities held-to-maturity:				
State and municipal securities	575	8	-	583
	$ 575	$ 8	$ -	$ 583
December 31, 2011:				
Securities available-for-sale:				
U.S. Government agency securities	$ 41,978	$ 344	$ 9	$ 42,313
Mortgage-backed securities	623,684	22,254	371	645,567
State and municipal securities	182,206	13,768	22	195,952
Corporate notes	9,687	1,443	-	11,130
	$ 857,555	$ 37,809	$ 402	$ 894,962
Securities held-to-maturity:				
State and municipal securities	2,330	39	-	2,369
	$ 2,330	$ 39	$ -	$ 2,369

At December 31, 2012, approximately $612.1 million of Pinnacle Financial's investment portfolio was pledged to secure public funds and other deposits and securities sold under agreements to repurchase.

The amortized cost and fair value of debt securities as of December 31, 2012 by contractual maturity are shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary (in thousands):

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 4,480	$ 4,524	$ 200	$ 201
Due in one year to five years	34,791	36,140	375	382
Due in five years to ten years	125,863	133,944	-	-
Due after ten years	132,928	138,967	-	-
Mortgage-backed securities	360,504	375,651	-	-
Asset-backed securities	17,361	17,352	-	-
	$ 675,927	$ 706,578	$ 575	$ 583

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2012 and 2011, included in securities were the following investments with unrealized losses. The information below classifies these investments according to the term of the unrealized loss of less than twelve months or twelve months or longer (in thousands):

	Investments with an Unrealized Loss of less than 12 months		Investments with an Unrealized Loss of 12 months or longer		Total Investments with an Unrealized Loss	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At December 31, 2012:						
U.S. government agency securities	$ 78,899	$ 414	$ -	$ -	$ 78,899	$ 414
Mortgage-backed securities	40,988	623	-	-	40,988	623
State and municipal securities	5,179	126	-	-	5,179	126
Agency-backed securities	17,353	9			17,353	9
Corporate notes	162	4	-	-	162	4
Total temporarily-impaired securities	$ 142,581	$1,176	$ -	$ -	$ 142,581	$1,176
At December 31, 2011:						
U.S. government agency securities	$ 5,452	$ 9	$ -	$ -	$ 5,452	$ 9
Mortgage-backed securities	41,598	341	17,826	30	59,424	371
State and municipal securities	1,967	17	1,205	5	3,172	22
Corporate notes	-	-	-	-	-	-
Total temporarily-impaired securities	$ 49,017	$ 367	$ 19,031	$ 35	$ 68,048	$ 402

The applicable date for determining when securities are in an unrealized loss position is December 31, 2012 and 2011. As such, it is possible that a security had a market value less than its amortized cost on other days during the twelve-month period ended December 31, 2012 and December 31, 2011, but is not in the "Investments with an Unrealized Loss of less than 12 months" category above.

As shown in the table above, at December 31, 2012, Pinnacle Financial had unrealized losses of $1.2 million on $142.6 million of available-for-sale securities. The unrealized losses associated with these investment securities are primarily driven by changes in interest rates and are not due to the credit quality of the securities. These securities will continue to be monitored as a part of our ongoing impairment analysis, but are expected to perform even if the rating agencies reduce the credit rating of the bond issuers. Management evaluates the financial performance of the issuers on a quarterly basis to determine if it is probable that the issuers can make all contractual principal and interest payments. Because Pinnacle Financial currently does not intend to sell these securities and it is not more-likely-than-not that Pinnacle Financial will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, Pinnacle Financial does not consider these securities to be other-than-temporarily impaired at December 31, 2012.

Periodically, available-for-sale securities may be sold or the composition of the portfolio realigned to improve yields, quality or marketability, or to implement changes in investment or asset/liability strategy, including maintaining collateral requirements, raising funds for liquidity purposes and in the event of a bank merger where certain investment holdings acquired via the merger are outside of the firm's investment policy. Additionally, if an available-for-sale security loses its investment grade, tax-exempt status, the underlying credit support is terminated or collection otherwise becomes uncertain based on factors known to management, Pinnacle Financial will consider selling the security, but will review each security on a case-by-case basis as it becomes known. The table below shows the fair value of securities that have been sold during 2012 and the amount of gain or loss recognized on those securities (in thousands):

For the quarter ended,	Fair Value of securities sold	Gain recognized	Loss recognized	Net	Other-than-temporary impairment (OTTI)	Gain(loss) on the sale of securities, net of OTTI
March 31, 2012	$ 14,360[1]	$ 148	$ -	$ 148	$ 34[2]	$ 114
June 30, 2012	18,273[3]	99	-	99	-	99
September 30, 2012	2,791[4]	7	-	7	57[4]	(50)
December 31, 2012	153,166[5]	2,068	-	2,068	80[6]	1,988

(1) During the first quarter of 2012, Pinnacle Financial sold these securities due to their relatively short terms until maturity and a weighted average coupon of 0.50%.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) During the first quarter of 2012, Pinnacle Financial determined four mortgage-backed securities were OTTI because of management's intent to sell them in the second quarter of 2012. The decision to sell was based on their relative underperformance compared to expectations.
(3) During the second quarter of 2012, Pinnacle Financial sold the four securities previously identified as OTTI in the first quarter. Additionally, two securities issued by municipalities in the state of California, which management believed could be adversely affected by state budgetary issues, were also sold during the second quarter.
(4) During the third quarter of 2012, Pinnacle Financial determined one security was OTTI due to its distinct underperformance relative to the interest rate environment. Pinnacle Financial recognized approximately $57,000 in OTTI and the bond was subsequently sold for a gain of approximately $7,000.
(5) During the fourth quarter of 2012, Pinnacle Financial decided to sell thirty bonds based on their relative underperformance compared to expectations.
(6) During the fourth quarter, Pinnacle Financial determined four mortgage-backed securities were OTTI because of management's intent to sell them in the fourth quarter. The decision to sell was based on their relative underperformance compared to expectations.

The carrying values of Pinnacle Financial's investment securities could decline in the future if the financial condition of issuers deteriorates and management determines it is probable that Pinnacle Financial will not recover the entire amortized cost bases of the securities. As a result, there is a risk that other-than-temporary impairment charges may occur in the future.

Note 6. Loans and Allowance for Loan Losses

For financial reporting purposes, Pinnacle Financial classifies its loan portfolio based on the underlying collateral utilized to secure each loan. These classifications are consistent with those utilized in the Quarterly Report of Condition and Income filed with the Federal Deposit Insurance Corporation (FDIC).

The information presented herein for December 31, 2011, has been reclassified from the presentation in our Annual Report on Form 10-K for the year ended December 31, 2011 to conform to the December 31, 2012 presentation in that troubled debt restructurings previously included in accruing loans are now presented separately.

Commercial loans receive risk ratings by the assigned financial advisor subject to validation by Pinnacle Financial's independent loan review department. Risk ratings are categorized as pass, special mention, substandard, substandard-impaired or doubtful-impaired. Pinnacle Financial believes that its categories follow those outlined by Pinnacle Bank's primary regulators. At December 31, 2012, approximately 77% of our loan portfolio was analyzed as a commercial loan type with a specifically assigned risk rating in the allowance for loan loss assessment. Consumer loans and small business loans are generally not assigned an individual risk rating but are evaluated as either accrual or nonaccrual based on the performance of the individual loans. However, certain consumer real estate-mortgage loans and certain consumer and other loans receive a specific risk rating due to the loan proceeds being used for commercial purposes even though the collateral may be of a consumer loan nature.

Risk ratings are subject to continual review by the loan officer. At least annually, our credit policy requires that every risk rated loan of $500,000 or more be subject to a formal credit risk review process. Each loan grade is also subject to review by our independent loan review department. Currently, our independent loan review department targets reviews a significant portion of our risk rated portfolio annually. Included in the coverage are independent loan reviews of loans in targeted higher-risk portfolio segments such as certain commercial and industrial loans, land loans and/or loan types in certain geographies.

The following table presents our loan balances by primary loan classification and the amount within each risk rating category. Pass rated loans include all credits other than those included in special mention, substandard, substandard-nonaccrual and doubtful-nonaccrual which are defined as follows:

- Special mention loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in Pinnacle Financial's credit position at some future date.
- Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize collection of the debt. Substandard loans are characterized by the distinct possibility that Pinnacle Financial will sustain some loss if the deficiencies are not corrected.
- Substandard-nonaccrual loans are substandard loans that have been placed on nonaccrual status.
- Doubtful-nonaccrual loans have all the characteristics of substandard-nonaccrual loans with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the amount of each loan classification categorized into each risk rating category as of December 31, 2012 and 2011 (in thousands):

December 31, 2012	Commercial real estate - mortgage	Consumer real estate - mortgage	Construction and land development	Commercial and industrial	Consumer and other	Total
Accruing loans:						
Pass	$ 1,093,628	$ 649,571	$ 259,878	$ 1,390,207	$ 93,712	$ 3,486,996
Special Mention	12,670	4,242	29,472	23,133	-	69,517
Substandard [(1)]	42,343	13,896	19,622	29,513	-	105,374
Total	1,148,641	667,709	308,972	1,442,853	93,712	3,661,887
Impaired loans:						
Nonperforming loans						
Substandard-nonaccrual	9,290	5,877	4,509	3,035	79	22,790
Doubtful-nonaccrual	1	29	-	3	-	33
Total nonperforming loans	9,291	5,906	4,509	3,038	79	22,823
Troubled debt restructurings[(2)]						
Pass	4,705	3,623	71	502	119	9,020
Special Mention	-	-	-	-	-	-
Substandard	15,559	2,688	-	185	-	18,432
Total troubled debt restructurings	20,264	6,311	71	687	119	27,452
Total impaired loans	29,555	12,217	4,580	3,725	198	50,275
Total loans	$ 1,178,196	$ 679,926	$ 313,552	$ 1,446,578	$ 93,910	$ 3,712,162

December 31, 2011	Commercial real estate - mortgage	Consumer real estate - mortgage	Construction and land development	Commercial and industrial	Consumer and other	Total
Accruing loans:						
Pass	$ 994,059	$ 643,924	$ 204,696	$ 1,098,898	$ 63,218	$ 3,004,795
Special Mention	19,403	15,225	27,553	17,029	649	79,859
Substandard [(1)]	72,160	18,235	28,957	16,073	1	135,426
Total	1,085,622	677,384	261,206	1,132,000	63,868	3,220,080
Impaired loans:						
Nonperforming loans						
Substandard-nonaccrual	9,962	11,990	12,965	11,194	551	46,662
Doubtful-nonaccrual	-	497	-	696	-	1,193
Total nonperforming loans	9,962	12,487	12,965	11,890	551	47,855
Troubled debt restructurings[(2)]						
Pass	193	3,631	77	949	242	5,092
Special Mention	-	-	-	-	-	-
Substandard	15,185	2,243	-	896	-	18,324
Total troubled debt restructurings	15,378	5,874	77	1,845	242	23,416
Total impaired loans	25,340	18,361	13,042	13,735	793	71,271
Total loans	$ 1,110,962	$ 695,745	$ 274,248	$ 1,145,735	$ 64,661	$ 3,291,351

(1) Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by Pinnacle Bank's primary regulators for loans classified as substandard, excluding the impact of substandard nonperforming loans and substandard troubled debt restructurings. Potential problem loans, which are not included in nonperforming assets, amounted to approximately $105.4 million at December 31, 2012, compared to $135.4 million at December 31, 2011.

(2) Troubled debt restructurings are presented as an impaired loan; however, they continue to accrue interest at contractual rates.

At December 31, 2012 and December 31, 2011, all loans classified as nonaccrual were deemed to be impaired. The principal balances of these nonaccrual loans amounted to $22.8 million and $47.9 million at December 31, 2012 and December 31, 2011, respectively, and are included in the table above. For the twelve months ended December 31, 2012, the average balance of nonaccrual loans was $38.4 million as compared to $60.8 million for the twelve months ended December 31, 2011. At the date such loans were placed on nonaccrual status, Pinnacle Financial reversed all previously accrued interest income against current year earnings. Had these nonaccruing loans been on accruing status, interest income would have been higher by $1.4 million, $5.0 million and $7.1 million, respectively, for the years ended December 31, 2012, 2011 and 2010, respectively.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables detail the recorded investment, unpaid principal balance and related allowance and average recorded investment of our nonaccrual loans at December 31, 2012, 2011 and 2010 by loan classification and the amount of interest income recognized on a cash basis throughout the quarter and year-to-date period then ended, respectively, on these loans that remain on the balance sheets (in thousands):

	At December 31, 2012			For the year ended December 31, 2012	
	Recorded investment	Unpaid principal balance	Related allowance[1]	Average recorded investment	Interest income recognized
Collateral dependent nonaccrual loans:					
Commercial real estate – mortgage	$ 8,740	$ 11,187	$ -	$ 11,194	$ -
Consumer real estate – mortgage	3,641	6,394	-	6,394	-
Construction and land development	1,546	2,062	-	2,063	-
Commercial and industrial	1,547	1,761	-	1,896	-
Consumer and other	-	-	-	-	-
Total	$ 15,474	$ 21,404	$ -	$ 21,547	$ -
Cash flow dependent nonaccrual loans:					
Commercial real estate – mortgage	$ 551	$ 1,841	$ 154	$ 3,228	$ -
Consumer real estate – mortgage	2,265	4,473	573	5,828	-
Construction and land development	2,963	4,701	201	5,102	-
Commercial and industrial	1,491	2,459	814	2,528	-
Consumer and other	79	179	22	180	-
Total	$ 7,349	$ 13,653	$ 1,764	$ 16,866	$ -
Total Nonaccrual Loans	$ 22,823	$ 35,057	$ 1,764	$ 38,413	$ -

	At December 31, 2011			For the year ended December 31, 2011	
	Recorded investment	Unpaid principal balance	Related allowance[1]	Average recorded investment	Interest income recognized
Collateral dependent nonaccrual loans:					
Commercial real estate – mortgage	$ 9,345	$ 12,099	$ -	$ 12,450	$ 5
Consumer real estate – mortgage	9,248	9,961	-	10,140	-
Construction and land development	6,917	9,093	-	9,288	37
Commercial and industrial	3,036	3,546	-	3,689	-
Consumer and other	-	-	-	-	-
Total	$ 28,546	$ 34,699	$ -	$ 35,567	$ 42
Cash flow dependent nonaccrual loans:					
Commercial real estate – mortgage	$ 617	$ 661	$ 57	$ 792	$ -
Consumer real estate – mortgage	3,239	4,902	301	5,005	-
Construction and land development	6,048	6,822	1,264	7,074	-
Commercial and industrial	8,854	11,041	2,767	11,497	-
Consumer and other	551	856	51	857	-
Total	$ 19,309	$ 24,282	$ 4,440	$ 25,225	$ -
Total Nonaccrual Loans	$ 47,855	$ 58,981	$ 4,440	$ 60,792	$ 42

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	At December 31, 2010			For the year ended December 31, 2010	
	Recorded investment	Unpaid principal balance	Related allowance[1]	Average recorded investment	Interest income recognized
Collateral dependent nonaccrual loans:					
Commercial real estate – mortgage	$ 10,585	$ 12,468	$ -	$ 12,478	$ 278
Consumer real estate – mortgage	4,063	5,041	-	5,041	83
Construction and land development	31,106	35,525	-	35,631	188
Commercial and industrial	2,865	5,501	-	5,501	9
Consumer and other	272	368	-	368	-
Total	$ 48,891	$ 58,903	$ -	$ 59,019	$ 558
Cash flow dependent nonaccrual loans:					
Commercial real estate – mortgage	$ 1,957	$ 2,328	$ 176	$ 2,328	$ 55
Consumer real estate – mortgage	4,972	5,869	3,998	5,875	143
Construction and land development	12,408	12,619	568	12,623	234
Commercial and industrial	11,875	13,005	3,825	12,996	324
Consumer and other	760	846	390	846	17
Total	$ 31,972	$ 34,667	$ 8,957	$ 34,668	$ 773
Total Nonaccrual Loans	$ 80,863	$ 93,570	$ 8,957	$ 93,687	$ 1,331

(1) Collateral dependent loans are typically charged-off to their net realizable value pursuant to requirements of our primary regulators and no specific allowance is carried related to those loans.

Pinnacle Financial's policy is that once a loan is placed on nonaccrual status each subsequent payment is reviewed on a case-by-case basis to determine if the payment should be applied to interest or principal pursuant to regulatory guidelines. Pinnacle Financial recognized no interest income from cash payments received on nonaccrual loans during the year ended December 31, 2012 and $42,000 and $1.3 million of interest income during the years ended December 31, 2011 and 2010, respectively.

At December 31, 2012 and 2011, there were $27.5 million and $23.4 million, respectively, of troubled debt restructurings that were performing as of their restructure date and which are accruing interest. These troubled debt restructurings are considered impaired loans pursuant to U.S. GAAP. Troubled commercial loans are restructured by specialists within Pinnacle Bank's Special Assets Group, and all restructurings are approved by committees and credit officers separate and apart from the normal loan approval process. These specialists are charged with reducing Pinnacle Financial's overall risk and exposure to loss in the event of a restructuring by obtaining some or all of the following: improved documentation, additional guaranties, increase in curtailments, reduction in collateral release terms, additional collateral or other similar strategies.

The following table outlines the amount of each troubled debt restructuring by loan classification made during the year ended December 31, 2012 and 2011 (in thousands):

	December 31, 2012			December 31, 2011		
	Number of contracts	Pre Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment, net of related allowance	Number of contracts	Pre Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment, net of related allowance
Commercial real estate – mortgage	4	$ 11,539	$ 10,022	9	$ 15,378	$ 12,619
Consumer real estate – mortgage	4	834	718	16	5,874	5,358
Construction and land development	-	-	-	2	77	65
Commercial and industrial	-	-	-	26	1,845	1,563
Consumer and other	1	36	31	4	242	205
	9	$ 12,409	$ 10,771	57	$ 23,416	$ 19,810

During the year ended December 31, 2012, two commercial real estate loans totaling $3.2 million, eight commercial and industrial loans totaling $486,000 and two consumer loans totaling $153,000 which were previously classified as troubled debt restructurings subsequently defaulted. For the year ended December 31, 2011, Pinnacle Financial did not have any troubled debt restructurings that subsequently defaulted, within twelve months of the restructuring. A default is defined as an occurrence which violates the terms of the receivable's contract.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to the loan metrics above, Pinnacle Financial analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any industries. Pinnacle Financial utilizes broadly accepted industry classification systems in order to classify borrowers into various industry classifications. Pinnacle Financial has a credit exposure (loans outstanding plus unfunded lines of credit) exceeding 25% of Pinnacle Bank's total risk-based capital to borrowers in the following industries at December 31, 2012 with the comparative exposures for December 31, 2011 (in thousands):

	At December 31, 2012			Total Exposure at December 31, 2011
	Outstanding Principal Balances	Unfunded Commitments	Total exposure	
Lessors of nonresidential buildings	$ 382,238	$ 57,999	$ 440,237	$ 509,003
Lessors of residential buildings	191,693	24,206	215,899	177,414
Land subdividers	92,613	15,670	108,283	119,106

The table below presents past due balances at December 31, 2012 and 2011, by loan classification and segment allocated between performing and nonperforming status (in thousands):

	30-89 days past due and performing	90 days or more past due and performing	Total past due and performing	Nonperforming[(1)]	Current and performing	Total Loans
December 31, 2012						
Commercial real estate:						
Owner-occupied	$ 462	$ -	$ 462	$ 8,091	$ 585,848	$ 594,401
All other	41	-	41	1,200	582,554	583,795
Consumer real estate – mortgage	3,870	-	3,870	5,906	670,150	679,926
Construction and land development	3,511	-	3,511	4,509	305,532	313,552
Commercial and industrial	2,549	-	2,549	3,038	1,440,991	1,446,578
Consumer and other	444	-	444	79	93,387	93,910
	$ 10,877	$ -	$ 10,877	$ 22,823	$ 3,678,462	$ 3,712,162
December 31, 2011						
Commercial real estate:						
Owner-occupied	$ 2,489	$ -	$ 2,489	$ 6,735	$ 572,746	$ 581,970
All other	3,260	-	3,260	3,227	522,505	528,992
Consumer real estate – mortgage	2,589	254	2,843	12,487	680,415	695,745
Construction and land development	1,572	-	1,572	12,965	259,711	274,248
Commercial and industrial	648	604	1,252	11,890	1,132,593	1,145,735
Consumer and other	526	-	526	551	63,584	64,661
	$ 11,084	$ 858	$ 11,942	$ 47,855	$ 3,231,554	$ 3,291,351

(1) Approximately $9.4 million and $25.5 million of nonaccrual loans as of December 31, 2012 and 2011, respectively, are currently performing pursuant to their contractual terms.

The following table shows the allowance allocation by loan classification for accruing and nonperforming loans at December 31, 2012 and 2011 (in thousands):

	Accruing Loans		Impaired Loans: Nonaccrual Loans		Impaired Loans: Troubled Debt Restructurings[(1)]		Total Allowance for Loan Losses	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Commercial real estate –mortgage	$ 16,642	$ 20,581	$ 154	$ 57	$ 2,838	$ 2,759	$ 19,634	$ 23,397
Consumer real estate – mortgage	7,336	9,485	573	301	853	516	8,762	10,302
Construction and land development	8,953	10,764	201	1,264	10	12	9,164	12,040
Commercial and industrial	23,829	17,740	814	2,767	95	282	24,738	20,789
Consumer and other	1,055	1,037	22	51	17	37	1,094	1,125
Unallocated	-	-	-	-	-	-	6,025	6,322
	$ 57,815	$ 59,607	$ 1,764	$ 4,440	$ 3,813	$ 3,606	$ 69,417	$ 73,975

(1) Troubled debt restructurings of $27.5 million and $23.4 million as of December 31, 2012 and 2011, respectively, are classified as impaired loans pursuant to U.S. GAAP; however, these loans continue to accrue interest at contractual rates.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table details the changes in the allowance for loan losses from December 31, 2010 to December 31, 2011 to December 31, 2012 by loan classification (in thousands):

	Commercial real estate – mortgage	Consumer real estate – mortgage	Construction and land development	Commercial and industrial	Consumer and other	Unallocated	Total
Balances, December 31, 2009	$ 22,505	$ 10,725	$ 23,027	$ 26,332	$ 2,456	$ 6,914	$ 91,959
Charged-off loans	(9,041)	(6,769)	(27,526)	(23,555)	(652)	-	(67,543)
Recovery of previously charged-off loans	343	377	2,618	874	252	-	4,464
Provision for loan losses	5,445	5,565	21,003	17,775	(182)	4,089	53,695
Balances, December 31, 2010	$ 19,252	$ 9,898	$ 19,122	$ 21,426	$ 1,874	$ 11,003	$ 82,575
Charged-off loans	(3,044)	(5,076)	(10,157)	(15,360)	(1,213)	-	(34,850)
Recovery of previously charged-off loans	116	495	1,530	2,167	144	-	4,452
Provision for loan losses	7,073	4,985	1,545	12,556	320	(4,681)	21,798
Balances, December 31, 2011	$ 23,397	$ 10,302	$ 12,040	$ 20,789	$ 1,125	$ 6,322	$ 73,975
Charged-off loans	(4,667)	(6,731)	(2,530)	(4,612)	(1,117)	-	(19,657)
Recovery of previously charged-off loans	285	818	1,155	7,175[1]	97	-	9,530
Provision for loan losses	619	4,373	(1,501)	1,386	989	(297)	5,569
Balances, December 31, 2012	$ 19,634	$ 8,762	$ 9,164	$ 24,738	$ 1,094	$ 6,025	$ 69,417

(1) Includes the 2012 $5.6 million recovery of a loan previously charged off in 2009.

The adequacy of the allowance for loan losses is assessed at the end of each calendar quarter. The level of the allowance is based upon evaluation of the loan portfolio, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, historical loss experience, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations.

At December 31, 2012, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $8.8 million to current directors, executive officers, and their related entities, of which $8.1 million had been drawn upon. At December 31, 2011, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $10.8 million to directors, executive officers, and their related entities, of which approximately $9.6 million had been drawn upon. These loans and extensions of credit were made on substantially the same terms customary for other persons similarly situated for the type of loan involved. None of these loans to directors, executive officers, and their related entities were impaired at December 31, 2012 or 2011.

Residential Lending

At December 31, 2012, Pinnacle Financial had approximately $41.2 million of mortgage loans held-for-sale compared to approximately $35.4 million at December 31, 2011. Pinnacle Financial generally has an agreement for the subsequent sale of the mortgage loan prior to the loan being closed with the borrower. Pinnacle Financial sells loans to third-party investors on a loan-by-loan basis and has not entered into any forward commitments with investors for future bulk loan sales. All of these loan sales transfer servicing rights to the buyer. During the three years ended December 31, 2012, Pinnacle Financial recognized $6.7 million, $4.1 million and $4.1 million, respectively, in gains on the sale of these loans, net of commissions paid.

These mortgage loans held-for-sale are originated internally and are primarily to borrowers in Pinnacle Bank's geographic markets. These sales are typically on a best efforts basis to investors that follow conventional government sponsored entities (GSE) and the Department of Housing and Urban Development/U.S. Department of Veterans Affairs (HUD/VA) guidelines. Generally, loans sold to the HUD/VA are underwritten by Pinnacle Bank while the majority of the loans sold to other investors are underwritten by the purchaser of the loans.

Each purchaser has specific guidelines and criteria for sellers of loans, and the risk of credit loss with regard to the principal amount of the loans sold is generally transferred to the purchasers upon sale. While the loans are sold without recourse, the purchase agreements require Pinnacle Bank to make certain representations and warranties regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan. If it is determined that the loans sold were in breach of these representations or warranties, Pinnacle Bank has obligations to either repurchase the loan for the unpaid principal balance and related investor fees or make the purchaser whole for the economic benefits of the loan.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

From inception of Pinnacle Bank's mortgage department in January 2003 through December 31, 2012, Pinnacle Bank originated and sold approximately 13,000 mortgage loans totaling $2.821 billion to third-party purchasers. Of the approximately 13,000 mortgage loans, Pinnacle Bank underwrote approximately 3,300 conventional loans at an 80% or less loan-to-value that were sold to other investors and underwrote 2,800 loans that were sold to the HUD/VA. To date, repurchase activity pursuant to the terms of these representations and warranties has been insignificant to Pinnacle Bank. The remaining mortgage loans were underwritten by the purchasers of those loans, but funded by Pinnacle Bank until settlement with the purchaser.

Based on information currently available, management believes that it does not have material exposure to losses that may arise relating to the representations and warranties that it has made in connection with its mortgage loan sales.

Due to the current focus on foreclosure practices of financial institutions nationwide, Pinnacle Bank evaluated its foreclosure process related to home equity and consumer mortgage loans within its loan portfolio. At December 31, 2012, Pinnacle Bank has $679.9 million of home equity and consumer mortgage loans which are secured by first or second liens on residential properties. Foreclosure activity in this portfolio has been minimal. Any foreclosures on these loans are handled by designated Pinnacle Bank personnel and external legal counsel, as appropriate, following established policies regarding legal and regulatory requirements. Pinnacle Bank has not imposed any freezes on foreclosures. Based on information currently available, management believes that it does not have material exposure to faulty foreclosure practices.

Note 7. Premises and Equipment and Lease Commitments

Premises and equipment at December 31, 2012 and 2011 are summarized as follows (in thousands):

	Range of Useful Lives	2012	2011
Land	Not applicable	$ 19,256	$ 19,206
Buildings	15 to 30 years	47,918	46,155
Leasehold improvements	15 to 20 years	19,031	18,820
Furniture and equipment	3 to 15 years	50,711	47,483
		136,916	131,664
Accumulated depreciation and amortization		(61,111)	(54,537)
		$ 75,805	$ 77,127

Depreciation and amortization expense was approximately $6.6 million, $6.6 million, and $7.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Pinnacle Financial has entered into various operating leases, primarily for office space and branch facilities. Rent expense related to these leases for 2012, 2011 and 2010 totaled $4.1 million, $3.8 million and $4.3 million, respectively. At December 31, 2012, the approximate future minimum lease payments due under the aforementioned operating leases for their base term are as follows (in thousands):

2013	$ 3,665
2014	3,629
2015	3,520
2016	3,602
2017	3,469
Thereafter	30,191
	$ 48,076

Note 8. Deposits

At December 31, 2012, the scheduled maturities of time deposits are as follows (in thousands):

2013	$ 439,470
2014	82,911
2015	36,950
2016	24,229
2017	22,896
Thereafter	-
	$ 606,456

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additionally, at December 31, 2012 and 2011, approximately $87.2 million and $104.3 million, respectively, of time deposits had been issued in denominations of $250,000 or greater.

At December 31, 2012 and 2011, Pinnacle Financial had $1.0 million and $1.7 million, respectively, of deposit accounts in overdraft status and thus have been reclassified to loans on the accompanying consolidated balance sheets.

Note 9. Federal Home Loan Bank Advances

Pinnacle Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and as a result, is eligible for advances from the FHLB pursuant to the terms of various borrowing agreements, which assist Pinnacle Bank in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle Bank has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, certain qualifying commercial mortgage loans with an aggregate carrying value of approximately $683.3 million as collateral under the borrowing agreements with the FHLB.

At December 31, 2012 and 2011, Pinnacle Financial had received advances from the FHLB totaling $75,609,000 and $225,750,000, respectively. Additionally, Pinnacle Financial recognized a discount on FHLB advances in conjunction with previous acquisitions. The remaining discount was $241,000 and $319,000 at December 31, 2012 and 2011, respectively. At December 31, 2012, the scheduled maturities of these advances and interest rates are as follows (in thousands):

	Scheduled Maturities	Weighted average interest rates
2013	$ 25,000	0.21%
2014	35,000	1.79%
2015	-	0.00%
2016	15,000	2.87%
2017	-	0.00%
Thereafter	609	2.48%
	$ 75,609	
Weighted average interest rate		*1.49%*

During 2012, Pinnacle Bank restructured approximately $60.0 million of FHLB advances to reduce our ongoing funding costs. This restructuring was undertaken to reduce the weighted average interest rates on those FHLB advances of 1.91%. The terms of the replacement advances are similar to those of the advances restructured, other than interest rate. This restructuring resulted in a one-time charge of $2.1 million during the fourth quarter of 2012.

At December 31, 2012, Pinnacle Bank had accommodations which allow it to borrow from the Federal Reserve Bank of Atlanta's discount window and purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. At December 31, 2012, there was no balance owed to the Federal Reserve Bank or other correspondents under these agreements. At December 31, 2012, Pinnacle Financial had approximately $1.5 billion in borrowing availability with the FHLB, the Federal Reserve Bank discount window, and other correspondent banks with whom Pinnacle Bank has arranged lines of credit. At December 31, 2012, Pinnacle Bank was not carrying any balances under these arrangements.

Note 10. Investments in Affiliated Companies and Subordinated Debt

On August 5, 2008, Pinnacle Bank entered into a $15 million subordinated term loan with a regional bank. During the third quarter of 2012, Pinnacle Bank repaid this subordinated term loan.

Beginning on December 29, 2003, Pinnacle Financial established Trusts that were created for the exclusive purpose of issuing 30-year capital trust preferred securities and used the proceeds to acquire junior subordinated debentures (Subordinated Debentures) issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. The $2,476,000 investment in the Trusts is included in other investments in the accompanying consolidated balance sheets and the $82,476,000 obligation is reflected as subordinated debt. The details of the Trusts established are as follows:

	Date Established	*Maturity*	*Common Securities*	*Trust Preferred Securities*	*Floating Interest Rate*	*Interest Rate at December 31, 2012*
Trust I	December 29, 2003	December 30, 2033	$ 310,000	$ 10,000,000	Libor + 2.80%	3.11%
Trust II	September 15, 2005	September 30, 2035	619,000	20,000,000	Libor + 1.40%	1.71%
Trust III	September 7, 2006	September 30, 2036	619,000	20,000,000	Libor + 1.65%	1.96%
Trust IV	October 31, 2007	September 30, 2037	928,000	30,000,000	Libor + 2.85%	3.16%

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear interest at a rate equal to the rates paid by the Trusts on the Trust Preferred Securities and mature on the same dates as those noted above for the Trust Preferred Securities. Interest is payable quarterly. We may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and our ability to pay dividends on our common shares will be restricted.

The Trust Preferred Securities may be redeemed prior to maturity at our option. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

Under current Federal Reserve capital adequacy guidelines, the Trust Preferred Securities are treated as Tier I capital so long as Pinnacle Financial has less than $15 billion in assets. The Federal Reserve proposed regulations in June 2012 that would gradually phase out Tier I capital treatment over ten years commencing December 2013, for trust preferred securities by bank holding companies with less than $15 billion in assets.

Combined summary financial information for the Trusts follows (in thousands):

Combined Summary Balance Sheets

	December 31, 2012	December 31, 2011
Asset – Investment in subordinated debentures issued by Pinnacle Financial	$ 82,476	$ 82,476
Liabilities	$ -	$ -
Stockholder's equity – Trust preferred securities	80,000	80,000
Common securities (100% owned by Pinnacle Financial)	2,476	2,476
Total stockholder's equity	82,476	82,476
Total liabilities and stockholder's equity	$ 82,476	$ 82,476

Combined Summary Income Statements

	Year ended December 31,		
	2012	2011	2010
Income – Interest income from subordinated debentures issued by Pinnacle Financial	$2,218	$ 2,082	$ 2,749
Net Income	$2,218	$ 2,082	$ 2,749

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Combined Summary Statements of Stockholder's Equity

	Trust Preferred Securities	Total Common Stock	Retained Earnings	Stockholder's Equity
Balances, December 31, 2009	$ 80,000	$ 2,476	$ -	$ 82,476
Net income	-	-	2,749	2,749
Issuance of trust preferred securities	-	-	-	-
Dividends:				
Trust preferred securities	-	-	(2,669)	(2,669)
Common- paid to Pinnacle Financial	-	-	(80)	(80)
Balances, December 31, 2010	$ 80,000	$ 2,476	$ -	$ 82,476
Net income	-	-	2,082	2,082
Issuance of trust preferred securities	-	-	-	-
Dividends:				
Trust preferred securities	-	-	(2,017)	(2,017)
Common- paid to Pinnacle Financial	-	-	(65)	(65)
Balances, December 31, 2011	$ 80,000	$ 2,476	$ -	$ 82,476
Net income	-	-	2,218	2,218
Issuance of trust preferred securities	-	-	-	-
Dividends:				
Trust preferred securities	-	-	(2,151)	(2,151)
Common- paid to Pinnacle Financial	-	-	(67)	(67)
Balances, December 31, 2012	$ 80,000	$ 2,476	$ -	$ 82,476

Note 11. Income Taxes

ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties, and includes guidance concerning accounting for income tax uncertainties in interim periods. As of December 31, 2012, Pinnacle Financial had no unrecognized tax benefits related to Federal or State income tax matters and does not anticipate any material increase or decrease in unrecognized tax benefits relative to any tax positions taken prior to December 31, 2012. As of December 31, 2012, Pinnacle Financial has accrued no interest and no penalties related to uncertain tax positions.

Income tax expense (benefit) attributable to continuing operations for each of the years ended December 31 is as follows (in thousands):

	2012	2011	2010
Current tax expense (benefit):			
Federal	$ 19,096	$ 8,157	$ (13,412)
State	-	-	-
Total current tax expense (benefit)	$ 19,096	8,157	(13,412)
Deferred tax expense (benefit):			
Federal	485	(19,646)	13,482
State	1,063	(3,749)	4,340
Total deferred tax expense (benefit)	1,548	(23,395)	17,822
Total income tax expense (benefit)	$ 20,644	$ (15,238)	$ 4,410

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pinnacle Financial's income tax expense (benefit) differs from the amounts computed by applying the Federal income tax statutory rates of 35% to income (loss) before income taxes. A reconciliation of the differences for each of the years in the three-year period ended December 31, 2012 is as follows (in thousands):

	2012	2011	2010
Income tax expense (benefit) at statutory rate	$ 21,885	$ 9,975	$ (6,962)
State excise tax expense (benefit), net of federal tax effect	1,063	(255)	(2,305)
Tax-exempt securities	(2,517)	(2,655)	(3,017)
Federal tax credits	-	-	(360)
Bank owned life insurance	(322)	(406)	(320)
Insurance premiums	(243)	(151)	(301)
Other items	778	734	600
Deferred tax valuation allowance	-	(22,480)	17,075
Income tax expense (benefit)	$20,644	$ (15,238)	$ 4,410

Pinnacle Financial's effective tax rate for 2012 and 2011 differs from the Federal income tax statutory rate of 35% primarily due to a state excise tax expense (benefit), investments in bank qualified municipal securities, bank owned life insurance, and tax savings from our captive insurance subsidiary, PNFP Insurance, Inc. Also in fiscal 2011, Pinnacle Financial reversed the beginning of year valuation allowance against net deferred tax assets.

The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Deferred tax assets:		
Loan loss allowance	$ 26,777	$ 28,684
Loans	423	783
Insurance	691	664
Accrued liability for supplemental retirement agreements	510	476
Restricted stock and stock options	3,777	3,525
Net operating loss carryforward	3,593	4,753
Alternative minimum tax carryforward	-	3,341
Other real estate owned	3,222	2,076
Other deferred tax assets	1,430	1,152
Total deferred tax assets	40,423	45,454
Deferred tax liabilities:		
Depreciation and amortization	7,110	7,522
Core deposit intangible asset	1,700	2,735
Securities	12,024	14,675
REIT dividends	371	1,179
FHLB related liabilities	1,724	3,016
Other deferred tax liabilities	554	489
Total deferred tax liabilities	23,483	29,616
Net deferred tax assets	$ 16,940	$ 15,838

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion of the deferred tax asset will not be realized. In making such judgments, significant weight is given to evidence that can be objectively determined. Primarily as a result of credit losses, Pinnacle Financial entered into a three-year cumulative pre-tax loss position in 2010. A three-year cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset which is difficult to overcome and accordingly, Pinnacle Financial established a valuation allowance against the net deferred tax asset at June 30, 2010. Subsequently, Pinnacle Financial reported increasing profitability in subsequent fiscal quarters, demonstrated an improved ability to produce reliable results, and realized an improvement in overall asset quality and related credit metrics. Due to these factors, other positive trends and the relatively short period of time in which Pinnacle Financial forecasted to exit a three-year cumulative pre-tax loss position and utilize our net deferred tax asset, Pinnacle Financial determined during the quarter ended September 30, 2011 that sufficient positive evidence, both subjective and objective, existed to reverse the beginning of the year deferred tax valuation allowance.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Commitments and Contingent Liabilities

In the normal course of business, Pinnacle Financial has entered into off-balance sheet financial instruments which include commitments to extend credit (i.e., including unfunded lines of credit) and standby letters of credit. Commitments to extend credit are usually the result of lines of credit granted to existing borrowers under agreements that the total outstanding indebtedness will not exceed a specific amount during the term of the indebtedness. Typical borrowers are commercial concerns that use lines of credit to supplement their treasury management functions, thus their total outstanding indebtedness may fluctuate during any time period based on the seasonality of their business and the resultant timing of their cash flows. Other typical lines of credit are related to home equity loans granted to consumers. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2012, these commitments amounted to $1.03 billion, of which approximately $166 million related to home equity lines of credit.

Standby letters of credit are generally issued on behalf of an applicant (customer) to a specifically named beneficiary and are the result of a particular business arrangement that exists between the applicant and the beneficiary. Standby letters of credit have fixed expiration dates and are usually for terms of two years or less unless terminated beforehand due to criteria specified in the standby letter of credit. A typical arrangement involves the applicant routinely being indebted to the beneficiary for such items as inventory purchases, insurance, utilities, lease guarantees or other third party commercial transactions. The standby letter of credit would permit the beneficiary to obtain payment from Pinnacle Financial under certain prescribed circumstances. Subsequently, Pinnacle Financial would then seek reimbursement from the applicant pursuant to the terms of the standby letter of credit. At December 31, 2012, these commitments amounted to $74.7 million.

Pinnacle Financial follows the same credit policies and underwriting practices when making these commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. Collateral held varies but may include cash, real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The contractual amounts of these commitments are not reflected in the consolidated financial statements and would only be reflected if drawn upon. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, Pinnacle Financial's maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments. At December 31, 2012, Pinnacle Financial had accrued $1,898,000 for the inherent risks associated with off balance sheet commitments.

During the fourth quarter of 2011, a customer of Pinnacle Bank filed a putative class action lawsuit (styled John Higgins, et al, v. Pinnacle Financial Partners, Inc., d/b/a Pinnacle National Bank) in Davidson County, Tennessee Circuit Court against Pinnacle Bank and Pinnacle Financial, on his own behalf, as well as on behalf of a purported class of Pinnacle Bank's customers within the State of Tennessee alleging that Pinnacle Bank's method of ordering debit card transactions had caused customers of Pinnacle Bank to incur higher overdraft charges than had a different method been used. In support of his claims, the plaintiff asserts theories of breach of contract, breach of implied covenant of good faith and fair dealing, unjust enrichment of unconscionability. The plaintiff is seeking, among other remedies, an award of unspecified compensatory damages, pre-judgment interest, costs and attorneys' fees. Pinnacle Financial and Pinnacle Bank are vigorously contesting this matter. On January 17, 2012, Pinnacle Financial and Pinnacle Bank filed a motion to dismiss the complaint. The motion to dismiss was granted without prejudice as to Pinnacle Financial and denied as to Pinnacle Bank on April 13, 2012, and Pinnacle Bank filed an answer on May 30, 2012. Based on our current knowledge, Pinnacle Financial does not believe that any liability arising from this legal matter will have a material adverse effect on Pinnacle Financial's consolidated financial condition, operating results or cash flows.

Various legal claims also arise from time to time in the normal course of business. In the opinion of management, the resolution of these routine claims outstanding at December 31, 2012 will not have a material impact on Pinnacle Financial's consolidated financial condition, operating results or cash flows.

Note 13. Salary Deferral Plans

Pinnacle Financial has a 401(k) retirement plan (the 401k Plan) covering all employees who elect to participate, subject to certain eligibility requirements. The Plan allows employees to defer up to 50% of their salary subject to regulatory limitations with Pinnacle Financial matching 100% of the first 4% of employee self-directed contributions during 2012, 2011, and 2010. Pinnacle Financial's expense associated with the matching component of the plan(s) for each of the years in the three-year period ended December 31,

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2012 was approximately $2,185,000, $1,887,000 and $1,931,000, respectively, and is included in the accompanying consolidated statements of operations in salaries and employee benefits expense.

Prior to the merger with Pinnacle Financial on March 15, 2006, Cavalry had adopted nonqualified noncontributory supplemental retirement agreements (the Cavalry SRAs) for certain directors and executive officers of Cavalry. Cavalry invested in and, as a result of the Cavalry merger, Pinnacle Financial is the owner of single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the accumulated gains on the policy allocated to such participant, if any, will be distributed to the participant in equal installments for 15 years (the Primary Benefit). In addition, any annual gains after the retirement date of the participant will be distributed on an annual basis for the lifetime of the participant (the Secondary Benefit). As a result of the merger with Pinnacle Financial, all participants became fully vested in the Cavalry SRAs. No new participants have been added to the Cavalry SRAs following the merger with Pinnacle Financial.

The Cavalry SRAs also provide the participants with death benefits, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant. The death benefits are not taxable to Pinnacle Financial or the participant's beneficiary.

Pinnacle Financial recognized approximately $201,000, $330,000, and $63,000 in compensation expense in each year of the three-year period ended December 31, 2012 related to the Cavalry SRAs. During 2007, Pinnacle Financial offered a settlement to all participants in the Cavalry SRAs with eleven participants accepting the settlement. Two individuals remain as participants in the Cavalry SRAs. At December 31, 2012, 2011 and 2010, included in other liabilities is $1,301,000, $1,200,000, and $994,000, respectively, which represents the net present value of the future obligation owed the two remaining participants in the Cavalry SRAs using a discount rate of 5% at December 31, 2012, 2011 and 2010.

Note 14. Stock Options, Stock Appreciation Rights, Restricted Shares and Salary Stock Units

Pinnacle Financial has two equity incentive plans under which it has granted stock options to its employees to purchase common stock at or above the fair market value on the date of grant and granted restricted share, restricted stock unit and salary stock unit awards to employees and directors. As a result of an amendment to the 2004 Plan approved by stockholders on April 17, 2012, total shares remaining available for issuance under the 2004 Equity Incentive Plan were increased, and at December 31, 2012, totaled approximately 764,000.

During the first quarter of 2006 and in connection with its merger with Cavalry, Pinnacle Financial assumed a third equity incentive plan, the 1999 Cavalry Bancorp, Inc. Stock Option Plan (the Cavalry Plan). All options granted under the Cavalry Plan were fully vested prior to Pinnacle Financial's merger with Cavalry and expired at various dates between January 2011 and June 2012. In connection with the merger, all options to acquire Cavalry common stock were converted to options to acquire Pinnacle Financial common stock at the 0.95 exchange ratio. The exercise price of the outstanding options under the Cavalry Plan was adjusted using the same exchange ratio. All other terms of the Cavalry options were unchanged. At December 31, 2012, all shares of Pinnacle Financial common stock which could be acquired by the participants in the Cavalry Plan had been exercised and none remained outstanding.

On November 30, 2007 and in connection with its merger with Mid-America, Pinnacle Financial assumed several equity incentive plans, including the Mid-America Bancshares, Inc. 2006 Omnibus Equity Incentive Plan (the Mid-America Plans). All options and stock appreciation rights granted under the Mid-America Plans were fully vested prior to Pinnacle Financial's merger with Mid-America and expire at various dates between June 2011 and July 2017. In connection with the merger, all options and stock appreciation rights to acquire Mid-America common stock were converted to options or stock appreciation rights, as applicable, to acquire Pinnacle Financial common stock at the 0.4655 exchange ratio. The exercise price of the outstanding options and stock appreciation rights under the Mid-America Plans were adjusted using the same exchange ratio with the exercise price also being reduced by $1.50 per share. All other terms of the Mid-America options and stock appreciation rights were unchanged. At December 31, 2012, there were 138,570 Pinnacle shares which could be acquired by the participants in the Mid-America Plans at exercise prices that ranged between $12.89 per share and $20.41 per share. At December 31, 2012, there were approximately 84,000 shares available for issue under the Mid-America Plans to associates of Pinnacle Financial that were associates of Mid-America or its affiliates at the time of the merger.

Common Stock Options and Stock Appreciation Rights

As of December 31, 2012, of the approximately 1,311,000 stock options and 7,300 stock appreciation rights outstanding, 470,000 options were granted with the intention to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment to the option holder while 840,000 options would be deemed non-qualified stock options or stock appreciation rights and thus not subject to favorable tax treatment to the option holder. Favorable treatment generally refers to the recipient of the award not having to report ordinary income at the date of exercise. All stock options granted under the Pinnacle Financial equity

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

incentive plans vest in equal increments over five years from the date of grant and are exercisable over a period of ten years from the date of grant. All stock options and stock appreciation rights granted under the Cavalry Plan and Mid-America Plans were fully-vested at the date of those mergers.

A summary of stock option and stock appreciation right activity within the equity incentive plans during each of the years in the three-year period ended December 31, 2012 and information regarding expected vesting, contractual terms remaining, intrinsic values and other matters was as follows:

	Number	Weighted-Average Exercise Price	Weighted-Average Contractual Remaining Term (in years)	Aggregate Intrinsic Value [1] (000's)
Outstanding at December 31, 2009	**2,149,774**	**$ 17.54**		
Granted	-	-		
Stock options exercised	(316,014)	6.45		
Stock appreciation rights exercised [2]	(13)	15.60		
Forfeited	(37,962)	21.89		
Outstanding at December 31, 2010	**1,795,785**	**$ 19.49**		
Granted	-	-		
Stock options exercised	(163,829)	6.20		
Stock appreciation rights exercised [2]	-	15.60		
Forfeited	(50,918)	23.44		
Outstanding at December 31, 2011	**1,581,038**	**$ 20.81**		
Granted	-	-		
Stock options exercised	(245,201)	6.78		
Stock appreciation rights exercised [2]	(28)	15.60		
Forfeited	(17,108)	25.90		
Outstanding at December 31, 2012	**1,318,701**	**$ 23.36**	**3.14**	**$ 2,203**
Outstanding and expected to vest at December 31, 2012	**1,318,701**	**$ 23.36**	**3.14**	**$ 2,203**
Options exercisable at December 31, 2012	**1,286,030**	**$ 23.40**	**3.10**	**$ 2,203**

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of Pinnacle Financial common stock of $18.84 per common share at December 31, 2012 for the 331,571 options and stock appreciation rights that were in-the-money at December 31, 2012.

(2) The 232 stock appreciation rights exercised during 2010 settled in 13 shares of Pinnacle Financial common stock. There were no stock appreciation rights exercised during 2011. The 348 stock appreciation rights exercised during 2012 settled in 28 shares of Pinnacle Financial common stock.

During the year ended December 31, 2012, approximately 97,155 option awards vested at an average exercise price of $27.58. Those awards which vested had no intrinsic value. During each of the years in the three-year period ended December 31, 2012, the aggregate intrinsic value of options and stock appreciation rights exercised under Pinnacle Financial's equity incentive plans was $2,501,000, $1,330,000 and $1,919,000, respectively, determined as of the date of option exercise.

As of December 31, 2012, there was approximately $12,470 of total unrecognized compensation cost related to unvested stock options granted under our equity incentive plans. That cost will be recognized during the first quarter of 2013.

Pinnacle Financial adopted ASC 718-20 *Compensation* using the modified prospective transition method on January 1, 2006. Accordingly, during the three-years ended December 31, 2012, Pinnacle Financial recorded stock-based compensation expense using the Black-Scholes valuation model for awards granted prior to, but not yet vested, as of January 1, 2006 and for all stock-based awards granted after January 1, 2006, based on fair value estimates using the Black-Scholes valuation model. For these awards, Pinnacle Financial has recognized compensation expense using a straight-line amortization method. As ASC 718-20 requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the years ended December 31, 2012, 2011, and 2010 has been reduced for estimated forfeitures. The impact on the results of operations (compensation and employee benefits expense) and earnings per share of recording stock-based compensation in accordance with ASC 718-20 (related to stock option awards) for the three-year period ended December 31, 2012 was as follows:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Awards granted with the intention to be classified as incentive stock options	Non-qualified stock option awards	Totals
For the year ended December 31,2012:			
Stock-based compensation expense	$ -	$ 394,466	$ 394,466
Deferred income tax benefit	-	154,749	154,749
Stock-based compensation expense after deferred income tax benefit	$ -	$ 239,717	$ 239,717
Impact on per share results from stock-based compensation:			
Basic	$ 0.00	$ 0.01	$ 0.01
Fully diluted	$ 0.00	$ 0.01	$ 0.01
For the year ended December 31,2011:			
Stock-based compensation expense	$ -	$ 1,196,059	$ 1,196,059
Deferred income tax benefit	-	469,214	469,214
Stock-based compensation expense after deferred income tax benefit	$ -	$ 726,845	$ 726,845
Impact on per share results from stock-based compensation:			
Basic	$ 0.00	$ 0.02	$ 0.02
Fully diluted	$ 0.00	$ 0.02	$ 0.02
For the year ended December 31,2010:			
Stock-based compensation expense	$ 46,058	$ 1,631,235	$ 1,677,293
Deferred income tax benefit	-	639,933	639,933
Stock-based compensation expense after deferred income tax benefit	$ 46,058	$ 991,302	$ 1,037,360
Impact on per share results from stock-based compensation:			
Basic	$ 0.00	$ 0.03	$ 0.03
Fully diluted	$ 0.00	$ 0.03	$ 0.03

There have been no options granted by Pinnacle Financial since 2009.

Restricted Shares

Additionally, Pinnacle Financial's 2004 Equity Incentive Plan provides for the granting of restricted share awards and other performance or market-based awards. There were no market-based awards or stock appreciation rights outstanding as of December 31, 2012 under the 2004 Equity Incentive Plan. During the three-year period ended December 31, 2012, Pinnacle Financial awarded 315,069 shares in 2010, 361,966 shares in 2011 and 156,645 shares in 2012 of restricted common stock awards to certain Pinnacle Financial associates and outside directors.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of activity for unvested restricted share awards for the years ended December 31, 2012, 2011, and 2010 follows:

	Number	Grant Date Weighted-Average Cost
Unvested at December 31, 2009	**480,884**	**$ 21.03**
Shares awarded	315,069	14.35
Restrictions lapsed and shares released to associates/directors	(80,028)	18.60
Shares forfeited	(75,431)	22.37
Unvested at December 31, 2010	**640,394**	**$ 17.63**
Shares awarded	361,966	13.38
Restrictions lapsed and shares released to associates/directors	(90,406)	17.62
Shares forfeited	(62,251)	20.66
Unvested at December 31, 2011	**849,703**	**$ 15.61**
Shares awarded	156,645	16.48
Restrictions lapsed and shares released to associates/directors	(211,913)	16.28
Shares forfeited	(54,526)	18.23
Unvested at December 31, 2012	**739,909**	**$ 15.45**

Pinnacle Financial grants restricted share awards to associates, executive management and outside directors with a combination of time and performance vesting criteria. The following tables outline restricted stock grants that were made by grant year, grouped by similar vesting criteria, during the three year period ended December 31, 2012. The table below reflects the life-to-date activity for these awards:

Grant Year	Group[(1)]	Vesting Period in years	Shares awarded	Restrictions Lapsed and shares released to participants[(1)]	Shares Withheld for taxes by participants[(1)]	Shares Forfeited by participants	Shares Unvested
Time Based Awards [(2)]							
2010	Associates	5	140,849	41,537	10,621	18,108	70,583
2011	Associates	5	144,145	21,463	6,246	12,297	104,139
2012	Associates	5	141,665	-	-	7,400	134,265
Performance Based Awards [(3)]							
2010	Leadership team [(4)]	10	59,568	11,392	3,280	-	44,896
2010	Leadership team [(5)]	3	39,250	-	-	-	39,250
2010	Leadership team [(6)]	2	58,203	42,110	16,093	-	-
2011	Leadership team [(4)]	10	152,093	7,005	2,103	-	142,985
2011	Leadership team [(5)]	3	29,595	-	-	-	29,595
2011	Leadership team [(5)]	3	21,097	5,581	1,465	-	14,051
Outside Director Awards [(7)]							
2010	Outside directors	1	17,199	14,882	2,317	-	-
2011	Outside directors	1	15,036	10,339	2,191	2,506	-
2012	Outside directors	1	14,980	-	-	-	14,980

(1) Groups include our employees (referred to as associates above), our executive managers (referred to as our Leadership Team above) and our outside directors. Included in the Leadership Team awards noted above are awards to our named executive officers. When the restricted shares are awarded, a participant receives voting rights with respect to the shares, but is not able to transfer the shares other than to Pinnacle Financial in satisfaction of withholding tax obligations until the later of the date that the forfeiture restrictions have lapsed and the date we redeemed the remaining outstanding shares of Series A preferred stock. Once the forfeiture restrictions lapse, the participant is taxed on the value of the award and may elect to sell shares to pay the applicable income taxes associated with the award or have these shares remitted to Pinnacle Financial.

(2) These shares vest in equal annual installments on the first five anniversary dates of the grant.

(3) The forfeiture restrictions on these restricted share awards lapse in separate equal installments should Pinnacle Financial achieve certain earnings and soundness targets over each year of the subsequent vesting period (or alternatively, the cumulative vesting period), excluding the impact of any merger related expenses. For those grants with a 10 year vesting period, the vesting period for an individual award is equal to ten years or the number of years remaining before an associate reaches the age of 65, whichever is less.

(4) These awards include a provision that the shares do not vest if Pinnacle Financial is not profitable for the fiscal year immediately preceding the vesting date.

(5) The forfeiture restrictions on these restricted share awards lapse in installments as follows: 66.6% on the second anniversary date should Pinnacle Financial achieve certain earnings and soundness targets, and 33.4% on the third anniversary date should Pinnacle Financial achieve certain earnings and soundness targets in each of these periods (or, alternatively, the cumulative three-year period).

(6) The forfeiture restrictions on these restricted share awards lapse in one lump sum on the second anniversary date of the grant so long as Pinnacle Financial is profitable for the fiscal year immediately preceding the vesting date.

(7) Restricted share awards are issued to the outside members of the board of directors in accordance with their board compensation plan. Restrictions lapsed on the one year anniversary date of the award based on each individual board member meeting his/her attendance goals for the various board and board committee meetings to which each member was scheduled to attend. All board members who had been granted these restricted shares met their attendance goals with the exception of two board members during 2011 which resigned their board seats and forfeited their restricted share awards of 1,253 shares each.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation expense associated with the performance based restricted share awards is recognized over the time period that the restrictions associated with the awards are anticipated to lapse based on a graded vesting schedule such that each traunche is amortized separately. Compensation expense associated with the time based restricted share awards is recognized over the time period that the restrictions associated with the awards lapse on a straight-line basis based on the total cost of the award.

A summary of compensation expense, net of the impact of income taxes, related to restricted stock awards for the three-year period ended December 31, 2012, follows:

	2012	2011	2010
Restricted stock expense [1]	$ 3,270,028	$ 3,239,677	$ 2,303,720
Income tax benefit	1,282,832	1,270,925	903,749
Restricted stock expense, net of income tax benefit	$ 1,987,196	$ 1,968,752	$ 1,399,971
Impact on per share results from restricted stock expense:			
Basic	$ 0.06	$ 0.06	$ 0.04
Fully diluted	$ 0.06	$ 0.06	$ 0.04

(1) During the years ended December 31, 2011 and 2010, $149,000 in previously expensed compensation associated with certain tranches of performance-based restricted share awards was reversed when Pinnacle Financial determined that the performance targets required to vest the awards, which were previously expected to be met, were unlikely to be achieved.

Restricted Stock Units

Pinnacle Financial granted 144,350 restricted share units to the senior executive officers and the Leadership Team in the first quarter of 2012. These restricted share units will be settled with the issuance of 130,875 restricted shares upon the filing of Pinnacle Financial's 2012 Annual Report on Form 10-K. Further, following the redemption of the preferred stock issued to the U.S. Treasury as a part of the CPP, the Human Resources and Compensation Committee (HRCC) also granted 82,429 restricted stock units to our senior executive officers in the second quarter of 2012. These restricted share units will be settled with the issuance of 68,828 restricted share awards upon the filing of Pinnacle Financial's 2012 Annual Report on Form 10-K. The number of restricted shares that will be issued in settlement of the restricted share units was determined based upon the achievement of certain predetermined profitability goals for 2012 that were established on January 13, 2012 by the HRCC. The number of restricted shares issuable in settlement of these restricted share units ranged between 0% and 100% based on the level of 2012 profitability. Once converted to restricted share awards with a grant date in 2013, the forfeiture restrictions on the number of restricted shares issued in settlement of these restricted share units will lapse in 20% increments over the following five years based on the achievement of soundness thresholds to be set by the HRCC in January of each respective fiscal year.

Salary Stock Unit Awards

During 2011, the HRCC of Pinnacle Financial adopted and approved the issuance of Salary Stock Units (SSU) to Pinnacle Financial's named executive officers. The SSUs were designed to comply with the Treasury's Interim Final Rule on TARP Standards for Compensation and Corporate Governance issued on June 15, 2009. SSUs were accrued and earned by the named executive officers over the course of the year during each payroll period, subject to such executive officer's continued employment with Pinnacle Financial. The SSUs granted to named executive officers in 2012 were immediately vested (and therefore not subject to forfeiture) and were payable in shares of Pinnacle Financial's common stock on, or as soon as administratively practical following, December 30, 2012 (Settlement Date), but in no event later than two and one-half months following the Settlement Date. Following the redemption of all of the remaining outstanding preferred stock issued to the Treasury as part of the CPP, the HRCC terminated issuances of SSUs to these named executive officers effective June 30, 2012. No share issuance and no expense was recorded following this termination. For the year ended December 31, 2012, Pinnacle Financial issued 57,508 SSUs and recognized approximately $1,000,000 in compensation costs attributable to the SSUs compared to 54,526 and approximately $777,000 for the year ended December 31, 2011. Effective December 31, 2012, the 57,508 SSUs issued in 2012 were settled into 44,133 shares of Pinnacle Financial common stock, net of the 13,375 shares which were withheld for taxes compared to 42,688 shares, net of 11,838 shares which were withheld for taxes which were settled effective December 31, 2011 in relation to the 54,526 SSUs granted in 2011.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Derivative Instruments

Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings.

Beginning in 2007, Pinnacle Financial entered into interest rate swaps (swaps) to facilitate customer transactions and meet their financing needs. Upon entering into these instruments to meet customer needs, Pinnacle Financial enters into offsetting positions in order to minimize the risk. These swaps qualify as derivatives, but are not designated as hedging instruments. All of the derivatives held at December 31, 2012 and 2011 related to these customer swaps.

Interest rate swap contracts involve the risk of dealing with counterparties and their ability to meet contractual terms. As such, Pinnacle Financial has recorded a credit valuation adjustment for counter-party credit risk. When the fair value of a derivative instrument contract is positive, this generally indicates that the counter party or customer owes Pinnacle Financial, and results in credit risk to Pinnacle Financial. When the fair value of a derivative instrument contract is negative, Pinnacle Financial owes the customer or counterparty and therefore, Pinnacle Financial has no credit risk.

A summary of Pinnacle Financial's interest rate swaps as of December 31, 2012 is included in the following table (in thousands):

	At December 31, 2012		At December 31, 2011	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Interest rate swap agreements:				
Pay fixed / receive variable swaps	$ 236,377	$ 16,132	$ 257,639	$ 17,937
Pay variable / receive fixed swaps	236,377	(16,366)	257,639	(18,147)
Total	$ 472,754	$ (234)	$ 515,278	$ (210)

Note 16. Employment Contracts

Pinnacle Financial has entered into, and subsequently amended, four continuously automatic-renewing three-year employment agreements with four of its senior executives: the President and Chief Executive Officer, the Chairman of the Board, the Chief Administrative Officer and the Chief Financial Officer. These agreements, as amended, will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined "Terminating Events," Pinnacle Financial will be obligated to pay each of the five senior executives certain amounts, which vary according to the Terminating Event, which is based on their annual salaries and bonuses. These Terminating Events include disability, cause, without cause and other events. After redemption of the preferred shares issued as part of Pinnacle Financial's participation in the CPP, Pinnacle Financial entered into, and subsequently amended, a change of control agreement with its Senior Credit Officer.

Note 17. Related Party Transactions

A local public relations company, of which one of Pinnacle Financial's directors is a principal, provides various services for Pinnacle Financial. For each of the years in the three-year period ended December 31, 2012, Pinnacle Financial incurred approximately $78,000, $242,000, and $234,000, respectively, in expense for services rendered by this public relations company. A former director is an officer of insurance firm that serves as an agent in securing insurance in such areas as Pinnacle Financial's property and casualty insurance and other insurance policies. The insurance firm is wholly-owned by another bank holding company.

Also see Note 6- "Loans and Allowance for Loan Losses", concerning loans and other extensions of credit to certain directors, officers, and their related entities and individuals and Note 13 – Salary Deferral Plans regarding supplemental retirement agreement obligations to two directors who were formerly directors of Cavalry.

Note 18. Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Assets

Securities available-for-sale – Where quoted prices are available for identical securities in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other financial products. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models or discounted cash flows are used, securities are classified within Level 3 of the valuation hierarchy.

Nonperforming loans – A loan is considered to be nonperforming when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Nonperforming loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent. If the recorded investment in the nonperforming loan exceeds the measure of fair value, a valuation allowance may be established as a component of the allowance for loan losses or the expense is recognized as a charge-off. Nonperforming loans are classified within Level 3 of the hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower's underlying financial condition.

Alternative investments – Included in other investments are alternative investments in certain nonpublic private equity funds and start-up companies. The valuation of nonpublic private equity investments requires significant management judgment due to the absence of observable quoted market prices, inherent lack of liquidity and the long-term nature of such assets. These investments are valued initially based upon transaction price. The carrying values of other investments are adjusted either upwards or downwards from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is confirmed through ongoing reviews by senior investment managers. A variety of factors are reviewed and monitored to assess positive and negative changes in valuation including, but not limited to, current operating performance and future expectations of the particular investment, industry valuations of comparable public companies and changes in market outlook and the third-party financing environment over time. In determining valuation adjustments resulting from the investment review process, emphasis is placed on current company performance and market conditions. These investments are included in Level 3 of the valuation hierarchy as these funds are not widely traded and the underling investments of such funds are often privately-held and/or start-up companies for which market-values are not readily available.

Other real estate owned – Other real estate owned (OREO) represents real estate foreclosed upon, or acquired through deed in lieu of foreclosure, by Pinnacle Bank through loan defaults by customers. Substantially all of these amounts relate to lots, homes and development projects that are either completed or are in various stages of construction for which Pinnacle Financial believes it has adequate collateral. Upon foreclosure, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent valuation downward adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Any gains or losses realized at the time of disposal are also reflected in noninterest expense, as applicable. OREO is included in Level 3 of the valuation hierarchy due to the lack of observable market

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

inputs into the determination of fair value. Appraisal values are property-specific and sensitive to the changes in the overall economic environment.

Other assets – Included in other assets are certain assets carried at fair value, including the cash surrender value of bank owned life insurance policies and interest rate swap agreements. Pinnacle Financial uses financial information received from insurance carriers indicating the performance of the insurance policies and cash surrender values in determining the carrying value of the bank owned life insurance. Pinnacle Financial reflects these assets within Level 3 of the valuation hierarchy due to the unobservable inputs included in the valuation of these items. Pinnacle Financial does not consider the fair values of these policies to be materially sensitive to changes in these unobservable inputs. The carrying amount of interest rate swap agreements is based on Pinnacle Financial's pricing models that utilize observable market inputs. Pinnacle Financial reflects these assets within Level 2 of the valuation hierarchy as these assets are valued using similar transactions that occur in the market.

Liabilities

Other liabilities – Pinnacle Financial has certain liabilities carried at fair value including certain interest rate swap agreements. The fair value of these liabilities is based on Pinnacle Financial's pricing models that utilize observable market inputs and is reflected within Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value as of December 31, 2012 and 2011, by caption on the consolidated balance sheets and by FASB ASC 820 valuation hierarchy (as described above) (in thousands):

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2012				
Investment securities available-for-sale:				
U.S. government agency securities	$ 110,452	$ -	$ 110,452	$ -
Mortgage-backed securities	375,651	-	375,651	-
State and municipal securities	191,727	-	191,727	-
Agency- backed securities	17,352		17,352	
Corporate notes and other	11,396	-	11,396	-
Total investment securities available-for-sale	706,578	-	706,578	$ -
Alternative investments	4,214	-	-	4,214
Other assets	16,599	-	16,132	467
Total assets at fair value	$ 727,391	$ -	$ 722,710	$ 4,681
Other liabilities	$ 16,366	$ -	$ 16,366	$ -
Total liabilities at fair value	$ 16,366	$ -	$ 16,366	$ -
December 31, 2011				
Investment securities available-for-sale:				
U.S. government agency securities	$ 42,313	$ -	$ 42,313	$ -
Mortgage-backed securities	645,567	-	645,567	-
State and municipal securities	195,952	-	195,952	-
Corporate notes and other	11,130	-	11,130	-
Total investment securities available-for-sale	894,962	-	894,962	-
Alternative investments	3,400	-	-	3,400
Other assets	18,436	-	17,937	499
Total assets at fair value	$ 916,798	$ -	$ 912,899	$ 3,899
Other liabilities	$ 18,147	$ -	$ 18,147	$ -
Total liabilities at fair value	$ 18,147	$ -	$ 18,147	$ -

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)	Total losses for the period ended
Other real estate owned	$ 18,580	$ -	$ -	$ 18,580	$ (5,428)
Nonperforming loans, net [1]	21,059	-	-	21,059	(4,745)
Total	$ 39,639	$ -	$ -	$ 39,639	$ (10,173)
December 31, 2011					
Other real estate owned	$ 39,714	$ -	$ -	$ 39,714	$ (6,890)
Nonperforming loans, net [1]	43,415	-	-	43,415	(8,661)
Total	$ 83,129	$ -	$ -	$ 83,129	$ (15,551)

(1) Amount is net of a valuation allowance of $1.8 million at December 31, 2012 and $4.4 million at December 31, 2011 as required by ASC 310-10, "Receivables."

In the case of the bond portfolio, Pinnacle Financial monitors the valuation technique utilized by various pricing agencies to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the year ended December 31, 2012, there were no transfers between Levels 1, 2 or 3.

The table below includes a rollforward of the balance sheet amounts for the year ended December 31, 2012 (including the change in fair value) for financial instruments classified by Pinnacle Financial within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology (in thousands):

	For the year ended December 31, 2012		2011	
	Other assets	Other liabilities	Other assets	Other liabilities
Fair value, January 1	$ 3,899	$ -	$ 3,238	$ -
Total net realized (losses) gains included in income	(101)	-	268	-
Change in unrealized gains/losses included in other comprehensive income for assets and liabilities still held at December 31	-	-	-	-
Purchases, issuances and settlements, net	883	-	393	-
Transfers out of Level 3	-	-	-	-
Fair value, December 31	$ 4,681	$ -	$ 3,899	$ -
Total realized (losses) gains included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31	$ (101)	$ -	$ 268	$ -

The following methods and assumptions were used by Pinnacle Financial in estimating its fair value disclosures for financial instruments that are not measured at fair value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and borrower creditworthiness. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2012 and 2011, respectively. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Held-to-maturity securities - Estimated fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics.

Loans - The fair value of Pinnacle Financial's loan portfolio includes a credit risk factor in the determination of the fair value of its loans. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

hypothetical orderly transaction. Pinnacle Financial's loan portfolio is initially fair valued using a segmented approach. Pinnacle Financial divides its loan portfolio into the following categories: variable rate loans, impaired loans and all other loans. The results are then adjusted to account for credit risk.

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. The values derived from the discounted cash flow approach for each of the above portfolios are then further discounted to incorporate credit risk to determine the exit price.

Mortgage loans held-for-sale - Mortgage loans held-for-sale are carried at the lower of cost or fair value. The estimate of fair value is based on pricing models and other information.

Deposits, Securities sold under agreements to repurchase, Federal Home Loan Bank advances, Subordinated debt and other borrowings - The carrying amounts of demand deposits, savings deposits, securities sold under agreements to repurchase, floating rate advances from the Federal Home Loan Bank, floating rate subordinated debt and other borrowings, and floating rate loans approximate their fair values. Fair values for certificates of deposit, fixed rate advances from the Federal Home Loan Bank and fixed rate subordinated debt are estimated using discounted cash flow models, using current market interest rates offered on certificates, advances and other borrowings with similar remaining maturities. For fixed rate subordinated debt, the maturity is assumed to be as of the earliest date that the indebtedness will be repriced.

Off-Balance Sheet Instruments - The fair values of Pinnacle Financial's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value to Pinnacle Financial until such commitments are funded.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the carrying amounts, estimated fair value and placement in the fair value hierarchy of Pinnacle Financial's financial instruments at December 31, 2012 and 2011. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For financial liabilities such as non-interest bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

(in thousands)	Carrying/ Notional Amount	Estimated Fair Value (1)	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
December 31, 2012					
Financial assets:					
Securities held-to-maturity	$ 575	$ 583	$ -	$ 583	$ -
Loans, net	3,642,744	3,358,435	-	-	3,358,435
Mortgage loans held-for-sale	41,195	42,425	-	42,425	-
Financial liabilities:					
Deposits and securities sold under agreements to repurchase	4,129,855	4,084,314	-	-	4,084,314
Federal Home Loan Bank advances	75,850	76,350	-	-	76,350
Subordinated debt and other borrowings	106,158	83,862	-	-	83,862
Off-balance sheet instruments:					
Commitments to extend credit (2)	1,030,723	1,594	-	-	1,594
Standby letters of credit (3)	74,679	304	-	-	304
December 31, 2011					
Financial assets:					
Securities held-to-maturity	$ 2,330	$ 2,369	$ -	$ 2,369	$ -
Loans, net	3,217,376	2,893,526	-	-	2,893,526
Mortgage loans held for sale	35,363	36,231	-	36,231	-
Financial liabilities:					
Deposits and securities sold under agreements to repurchase	3,785,931	3,752,490	-	3,752,490	-
Federal Home Loan Bank advances	226,069	226,460	-	-	226,460
Subordinated debt and other borrowings	97,476	72,030	-	72,030	-
Off-balance sheet instruments:					
Commitments to extend credit (2)	937,084	1,031	-	-	1,031
Standby letters of credit (3)	76,176	259	-	-	259

(1) Estimated fair values are consistent with an exit-price concept. The assumptions used to estimate the fair values are intended to approximate those that a market-participant would realize in a hypothetical orderly transaction.

(2) At the end of each quarter, Pinnacle Financial evaluates the inherent risks of the outstanding off-balance sheet commitments. In making this evaluation, Pinnacle Financial evaluates the credit worthiness of the borrower, the collateral supporting the commitments and any other factors similar to those used to evaluate the inherent risks of our loan portfolio. Additionally, Pinnacle Financial evaluates the probability that the outstanding commitment will eventually become a funded loan. As a result, at December 31, 2012 and 2011, Pinnacle Financial included in other liabilities $1.6 million and $1.0 million, respectively, representing the inherent risks associated with these off-balance sheet commitments.

(3) At December 31, 2012 and 2011, the fair value of Pinnacle Financial's standby letters of credit was $304,000 and $259,000, respectively. This amount represents the unamortized fee associated with these standby letters of credit, which were priced at market when issued, and is included in the consolidated balance sheet of Pinnacle Financial and is believed to approximate fair value. This fair value will decrease over time as the existing standby letters of credit approach their expiration dates.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19. Other borrowings

On June 15, 2012, Pinnacle Financial entered into a loan agreement with a bank for $25 million (the Loan Agreement). Borrowings under the Loan Agreement, combined with available cash, were used for the redemption, on June 20, 2012, of the remaining 71,250 shares of preferred stock owned by the Treasury that had been issued under the CPP.

Pinnacle Financial's borrowings under the Loan Agreement bear interest at rates that, at Pinnacle Financial's option, can be either:

- A base rate generally defined as the sum of (i) the highest of (x) the lender's "base" or "prime" rate, (y) the average overnight federal funds effective rate plus one-half percent (0.50%) per annum or (z) one-month LIBOR plus one percent (1%) per annum and (ii) an applicable margin as noted below; or
- A LIBOR rate generally defined as the sum of (i) the average of the offered rates of interest quoted in the London Inter-Bank Eurodollar Market for U.S. Dollar deposits with prime banks (as published by Reuters or other commercially available source) for one, two or three months (all as selected by the Company), and (ii) an applicable margin.

The applicable margin under the Loan Agreement ranges from 2.25% (225 basis points) to 3.00% (300 basis points) depending on the total aggregate principal amount outstanding under the Loan Agreement. The initial applicable margin for both base rate and LIBOR rate loans is 3.00% (300 basis points). At December 31, 2012, the interest rate paid on this debt was 3.00%.

Pinnacle Financial is required to make quarterly principal payments of $625,000 beginning on September 30, 2012, and the loan matures on June 15, 2017. Pinnacle Financial is permitted to prepay all or a portion of the principal amount outstanding under the Loan Agreement without penalty (in minimum aggregate amounts of $100,000) at any time so long as no event of default or unmatured event of default has occurred and is continuing.

The Loan Agreement includes negative covenants that limit, among other things, certain fundamental transactions, additional indebtedness, transactions with affiliates, liens, sales of assets and dividends. The Loan Agreement specifically restricts transfers or encumbrances of the shares of the capital stock of Pinnacle Financial's bank subsidiary. The Loan Agreement also includes financial covenants related to Pinnacle Financial's, and in some cases, Pinnacle Bank's, capitalization, levels of risk-based capital, ratio of nonperforming assets to tangible primary capital and ratio of allowance for loan and lease losses to nonperforming loans. The Loan Agreement also includes a fixed charge coverage ratio requiring the sum of Pinnacle Financial's net income plus the amount of any goodwill amortization expense and contractually due interest divided by the sum of Pinnacle Financial's contractually due interest and principal amounts (assuming annual principal amortization of $2.5 million under the Loan Agreement), to be not less than 125% on a rolling four quarter basis starting December 31, 2012.

The Loan Agreement also contains other customary affirmative and negative covenants, representations, warranties and events of default, which include but are not limited to, payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, and the institution of certain regulatory enforcement actions against Pinnacle Financial or Pinnacle Bank. If an event of default occurs and is continuing, Pinnacle Financial may be required immediately to repay all amounts outstanding under the Loan Agreement.

Debt issuance costs associated with the Loan Agreement of approximately $162,000 consisting primarily of professional fees are included in other assets in the accompanying consolidated balance sheet. These debt issuance costs are being amortized over three years using the straight-line method which approximates the interest method that is required by U.S. GAAP.

Note 20. Variable Interest Entities

Under ASC 810, Pinnacle Financial is deemed to be the primary beneficiary and required to consolidate a variable interest entity (VIE) if it has a variable interest in the VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. ASC 810 requires continual reconsideration of conclusions reached regarding which interest holder is a VIE's primary beneficiary and disclosures surrounding those VIE's which have not been consolidated. The consolidation methodology provided in this footnote as of December 31, 2012 and 2011 has been prepared in accordance with ASC 810.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-consolidated Variable Interest Entities

At December 31, 2012, Pinnacle Financial did not have any consolidated variable interest entities to disclose but did have the following non-consolidated variable interest entities: low income housing partnerships, trust preferred issuances, troubled debt restructuring commercial loans, and managed discretionary trusts.

Since 2003, Pinnacle Financial has made equity investments as a limited partner in various partnerships that sponsor affordable housing projects. The purpose of these investments is to achieve a satisfactory return on capital and to support Pinnacle Financial's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within Pinnacle Financial's primary geographic region. These partnerships are considered VIEs because Pinnacle Financial, as the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the success of the entity through voting rights or similar rights. While Pinnacle Financial could absorb losses that are significant to these partnerships as it has a risk of loss for its initial capital contributions and funding commitments to each partnership, it is not considered the primary beneficiary of the partnerships as the general partners whose managerial functions give them the power to direct the activities that most significantly impact the partnerships' economic performance and who are exposed to all losses beyond Pinnacle Financial's initial capital contributions and funding commitments are considered the primary beneficiaries.

Pinnacle Financial has previously issued subordinated debt totaling $82.5 million to PNFP Statutory Trust I, II, III, and IV. These trusts are considered VIEs because Pinnacle Financial's capital contributions to these trusts are not considered "at risk" in evaluating whether the holders of the equity investments at risk in the trusts have the power through voting rights or similar rights to direct the activities that most significantly impact the entities' economic performance. These trusts were not consolidated by Pinnacle Financial because the holders of the securities issued by the trusts absorb a majority of expected losses and residual returns.

For certain troubled commercial loans, Pinnacle Financial restructures the terms of the borrower's debt in an effort to increase the probability of receipt of amounts contractually due. However, Pinnacle Financial does not assume decision-making power or responsibility over the borrower's operations. Following a debt restructuring, the borrowing entity typically meets the definition of a VIE as the initial determination of whether the entity is a VIE must be reconsidered and economic events have proven that the entity's equity is not sufficient to permit it to finance its activities without additional subordinated financial support or a restructuring of the terms of its financing. As Pinnacle Financial does not have the power to direct the activities that most significantly impact such troubled commercial borrowers' operations, it is not considered the primary beneficiary even in situations where, based on the size of the financing provided, Pinnacle Financial is exposed to potentially significant benefits and losses of the borrowing entity. Pinnacle Financial has no contractual requirements to provide financial support to the borrowing entities beyond certain funding commitments established upon restructuring of the terms of the debt to allow for completion of activities which prepare the collateral related to the debt for sale.

Pinnacle Financial serves as manager over certain discretionary trusts, for which it makes investment decisions on behalf of the trusts' beneficiaries in return for a management fee. The trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the entities' economic performance. However, since the management fees Pinnacle Financial receives are not considered variable interests in the trusts as all of the requirements related to permitted levels of decision maker fees are met, such VIEs are not consolidated by Pinnacle Financial because it cannot be the trusts' primary beneficiary. Pinnacle Financial has no contractual requirements to provide financial support to the trusts.

The following table summarizes VIE's that are not consolidated by Pinnacle Financial as of December 31, 2012 (in thousands):

	December 31, 2012		December 31, 2011		
Type	Maximum Loss Exposure	Liability Recognized	Maximum Loss Exposure	Liability Recognized	Classification
Low Income Housing Partnerships	$ 6,096	$ -	$ 5,917	$ -	Other Assets
Trust Preferred Issuances	N/A	82,476	N/A	82,476	Subordinated Debt
Commercial Troubled Debt Restructurings	20,951	-	17,223	-	Loans
Managed Discretionary Trusts	N/A	N/A	N/A	N/A	N/A

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21. Regulatory Matters

Under Tennessee banking law, Pinnacle Bank is subject to restrictions on the payment of dividends to Pinnacle Financial, which are similar to those applicable to national banks. Pursuant to Tennessee banking law, Pinnacle Bank may not, without the prior consent of the TDFI, pay any dividends to Pinnacle Financial in a calendar year in excess of the total of Pinnacle Bank's net income for that year plus the retained net income for the preceding two years. As of December 31, 2012, Pinnacle Bank could pay approximately $39.1 million of dividends to Pinnacle Financial without prior TDFI approval. Pinnacle Financial has not paid any cash dividends on its common stock since inception; however, its growth plan may provide the opportunity for it to consider a sustainable dividend program at some point in the future.

Pinnacle Financial and Pinnacle Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Pinnacle Financial and Pinnacle Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

Quantitative measures established by regulation to ensure capital adequacy require Pinnacle Financial and Pinnacle Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and for Pinnacle Bank of Tier I capital to average assets. Management believes, as of December 31, 2012, that Pinnacle Financial and Pinnacle Bank met all capital adequacy requirements to which they are subject. To be categorized as well-capitalized under applicable banking regulations, Pinnacle Financial and Pinnacle Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table and not be subject to a written agreement, order or directive to maintain a higher capital level. Pinnacle Financial's and Pinnacle Bank's actual capital amounts and ratios are presented in the following table (in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2012						
Total capital to risk weighted assets:						
Pinnacle Financial	$ 552,021	13.0%	$ 339,151	8.0%	$ 425,748	10.0%
Pinnacle Bank	$ 545,615	12.9%	$ 338,548	8.0%	$ 425,005	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$ 498,802	11.8%	$ 169,575	4.0%	$ 255,449	6.0%
Pinnacle Bank	$ 492,489	11.6%	$ 169,274	4.0%	$ 255,003	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$ 498,802	10.6%	$ 188,695	4.0%	N/A	N/A
Pinnacle Bank	$ 492,489	10.5%	$ 187,981	4.0%	$234,976	5.0%
At December 31, 2011						
Total capital to risk weighted assets:						
Pinnacle Financial	$ 579,877	15.3%	$ 302,433	8.0%	$ 380,799	10.0%
Pinnacle Bank	$ 528,436	14.0%	$ 301,838	8.0%	$ 380,063	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$ 523,277	13.8%	$ 151,216	4.0%	$ 228,479	6.0%
Pinnacle Bank	$ 471,928	12.5%	$ 150,919	4.0%	$ 228,038	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$ 523,277	11.4%	$ 184,138	4.0%	N/A	N/A
Pinnacle Bank	$ 471,928	10.3%	$ 183,431	4.0%	$ 229,289	5.0%

(*) Average assets for the above calculations were based on the most recent quarter.

As noted above, Pinnacle Bank had 10.5% of Tier 1 capital to average assets and 12.9% of total capital to risk-weighted assets at December 31, 2012. At December 31, 2012, Pinnacle Financial has $13.7 million of cash available, if required, for further capital support of Pinnacle Bank.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22. Parent Company Only Financial Information

The following information presents the condensed balance sheets, statements of operations, and cash flows of Pinnacle Financial as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012:

CONDENSED BALANCE SHEETS

	2012	2011
Assets:		
Cash and cash equivalents	$ 13,657,278	$ 36,496,508
Investments in consolidated subsidiaries	758,512,213	743,704,779
Investment in unconsolidated subsidiaries:		
PNFP Statutory Trust I	310,000	310,000
PNFP Statutory Trust II	619,000	619,000
PNFP Statutory Trust III	619,000	619,000
PNFP Statutory Trust IV	928,000	928,000
Other investments	3,214,358	3,400,183
Current income tax receivable	472,869	478,134
Other assets	6,954,411	6,439,735
	$ 785,287,129	$ 792,995,339
Liabilities and stockholders' equity:		
Income taxes payable to subsidiaries	$ -	$ 309,118
Subordinated debt and other borrowings	106,158,292	82,476,000
Other liabilities	57,478	65,653
Stockholders' equity	679,071,359	710,144,568
	$ 785,287,129	$ 792,995,339

CONDENSED STATEMENTS OF OPERATIONS

	2012	2011	2010
Revenues	$ 157,443	$ 1,228,999	$ 1,054,997
Expenses:			
Interest expense – subordinated debentures	2,689,197	2,082,836	2,749,085
Stock-based compensation expense	3,664,494	4,435,739	3,981,013
Other expense	778,947	669,560	702,728
Loss before income taxes and equity in undistributed income (loss) of subsidiaries	(6,975,195)	(5,959,136)	(6,377,829)
Income tax benefit	(2,736,020)	(7,641,435)	(2,125,035)
(Loss) income before equity in undistributed income of subsidiaries and accretion on preferred stock discount	(4,239,175)	1,682,299	(4,252,794)
Equity in undistributed income (loss) of subsidiaries	46,123,056	42,055,068	(20,047,698)
Net income (loss)	41,883,881	43,737,367	(24,300,492)
Preferred stock dividends	1,660,868	4,606,493	4,815,972
Accretion on preferred stock discount	2,153,172	2,058,146	1,326,050
Net income (loss) available to common stockholders	$38,069,841	$37,072,728	$(30,442,514)

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS

	2012	2011	2010
***Operating activities*:**			
Net income (loss)	$ 41,883,881	$ 43,737,367	$(24,300,492)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Stock-based compensation expense	3,664,494	4,435,739	3,981,013
Loss (gain) on other investments	138,020	(313,562)	(272,116)
Increase (decrease) in income tax payable, net	169,016	(5,351,564)	12,796,200
(Increase) decrease in other assets	(912,116)	124,239	(2,408,735)
Decrease in other liabilities	(8,176)	(1,040)	(19,339,542)
Excess tax benefit from stock compensation	(36,071)	(13,819)	(16,776)
Deferred tax (expense) benefit	(75,427)	(636,040)	842,292
Equity in undistributed (income) loss of subsidiaries	(46,123,056)	(42,055,068)	20,047,698
Net cash used in operating activities	(1,299,435)	(73,748)	(8,670,458)
***Investing activities*:**			
Investment in consolidated subsidiaries:			
Banking subsidiaries	27,210,000	-	(25,000,000)
Other subsidiaries	-	-	(200,000)
Investments in other entities	47,804	(393,304)	(422,076)
Net cash provided by (used in) investing activities	27,257,804	(393,304)	(25,622,076)
***Financing activities*:**			
Net increase in borrowings from line of credit	23,682,291	-	-
(Repurchase) exercise of common stock warrants	(755,000)	-	285,000
Exercise of common stock options	1,616,643	1,447,362	3,037,064
Preferred dividends paid	(2,127,604)	(4,891,840)	(4,750,000)
Excess tax benefit from stock compensation arrangements	36,071	13,819	16,776
Repurchase of preferred shares outstanding	(71,250,000)	(23,750,000)	-
Net cash used in financing activities	(48,797,599)	(27,180,659)	(1,411,160)
Net decrease in cash	(22,839,230)	(27,647,711)	(35,703,694)
Cash and cash equivalents, beginning of year	36,496,508	64,144,219	99,847,913
Cash and cash equivalents, end of year	$ 13,657,278	$ 36,496,508	$ 64,144,219

Pinnacle Bank is subject to restrictions on the payment of dividends to Pinnacle Financial under Tennessee banking laws. Pinnacle Bank paid dividends of $27,210,000 to Pinnacle Financial in 2012. Pinnacle Bank did not pay any dividends to Pinnacle Financial during the years ended December 31, 2011 and 2010. Pinnacle Financial paid a $25.0 million dividend to Pinnacle Bank in 2010.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23. Quarterly Financial Results (unaudited)

A summary of selected consolidated quarterly financial data for each of the years in the three-year period ended December 31, 2012 follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Interest income	$ 45,824	$ 45,953	$ 46,441	$ 47,203
Net interest income	39,504	40,185	40,932	42,243
Provision for loan losses	1,034	634	1,413	2,488
Net income before taxes	12,599	15,545	16,371	18,012
Net income	8,365	10,440	11,349	11,730
Net income available to common stockholders	7,206	7,785	11,349	11,730
Basic net income per share available to common stockholders	*$ 0.21*	*$ 0.23*	*$ 0.33*	*$ 0.35*
Diluted net income per share available to common stockholders	*$ 0.21*	*$ 0.23*	*$ 0.33*	*$ 0.34*
2011				
Interest income	$ 47,224	$ 47,789	$ 46,888	$ 46,446
Net interest income	29,882	31,208	34,723	33,854
Provision for loan losses	6,139	6,587	3,632	5,439
Net income before taxes	3,505	6,660	9,128	9,207
Net income	3,505	6,372	26,101	7,760
Net income available to common stockholders	2,011	4,844	24,537	5,681
Basic net income per share available to common stockholders	*$ 0.06*	*$ 0.14*	*$ 0.74*	*$ 0.17*
Diluted net income per share available to common stockholders	*$ 0.06*	*$ 0.14*	*$ 0.72*	*$ 0.17*
2010				
Interest income	$ 52,690	$ 50,929	$ 50,650	$ 49,079
Net interest income	36,560	35,697	36,060	36,056
Provision for loan losses	13,226	30,509	4,789	5,171
Net (loss) income before taxes	(4,347)	(20,734)	2,091	3,098
Net (loss) income	(3,822)	(26,364)	2,091	3,796
Net (loss) income available to common stockholders	(5,368)	(27,871)	549	2,248
Basic net (loss) income per share available to common stockholders	*$ (0.16)*	*$ (0.85)*	*$ 0.02*	*$ 0.07*
Diluted net (loss) income per share available to common stockholders	*$ (0.16)*	*$ (0.85)*	*$ 0.02*	*$ 0.07*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Pinnacle Financial Partners, Inc.:

We have audited Pinnacle Financial Partners, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pinnacle Financial Partners, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Nashville, Tennessee
February 22, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Pinnacle Financial Partners, Inc.:

We have audited the accompanying consolidated balance sheets of Pinnacle Financial Partners, Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pinnacle Financial Partners, Inc's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Nashville, Tennessee
February 22, 2013

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Pinnacle Financial Partners, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Pinnacle Financial Partners, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Pinnacle Financial Partners, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment we believe that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on the Company's internal control over financial reporting.

INVESTOR INFORMATION

Pinnacle Financial's common stock is traded on the Nasdaq Global Select Market under the symbol "PNFP" and has traded on that market since July 3, 2006. The following table shows the high and low closing sales price information for Pinnacle Financial's common stock for each quarter in 2012 and 2011 as reported on the Nasdaq Global Select Market.

	Price Per Share	
	High	Low
2012:		
First quarter	$ 18.44	$ 15.25
Second quarter	19.51	16.64
Third quarter	20.38	18.88
Fourth quarter	20.45	18.09
2011:		
First quarter	$ 16.60	$ 13.55
Second quarter	16.82	14.15
Third quarter	16.21	10.52
Fourth quarter	16.65	10.28

As of February 18, 2013, Pinnacle Financial had approximately 3,310 stockholders of record.

Pinnacle Financial has not paid any cash dividends on our common stock since inception; however, its growth plans may provide the opportunity for it to consider a sustainable dividend program at some point in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Dividends" above.

STOCKHOLDER RETURN PERFORMANCE GROWTH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock against the cumulative total return of the NASDAQ Composite Index and our peer group for the period commencing on December 31, 2007 and ending December 31, 2012 (the "Measuring Period"). The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 2007. The change in cumulative total return is measured by dividing the change in share price between the beginning and end of each Measuring Period by the share price at the beginning of the Measuring Period. As the Company paid no cash dividends, the impact of the dividends is not applicable to the Company's total return. However, cash dividends may impact the cumulative returns of the two indices.

Cumulative Total Returns[1]
Comparison of

**PINNACLE FINANCIAL PARTNERS, INC.
NASDAQ COMPOSITE INDEX,
PEER GROUP**[2] **AND SNL BANK $1B-$5B**


Total Return Performance
125
100
75
50
25
Index Value
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Pinnacle Financial Partners, Inc.
NASDAQ Composite
PNFP Peer Group Index
SNL Bank $1B-$5B

(1) Assumes $100 invested on December 31, 2007 in Pinnacle Financial Partners, Inc. Common Stock (PNFP) and the three indices noted above.

(2) The peer group was developed by SNL and is a composite of 51 banking institutions headquartered in the Southeastern United States with assets of $1 billion to $5 billion. SNL Financial is a research firm focused on banking and other industries and is located in Charlottesville, Virginia.

Board of Directors

Sue G. Atkinson
Chairman
Atkinson Public Relations

Gordon Bone
Partner and Licensed
General Contractor
B & B Enterprise

Gregory L. Burns
Founder, President and CEO
NeighborMD Management, LLC

Colleen Conway-Welch
Dean
Vanderbilt University
School of Nursing

James C. Cope
Partner
Cope, Hudson, Reed & McCreary, PLLC

William H. Huddleston, IV
President
Huddleston-Steele Engineering, Inc.

Ed C. Loughry, Jr.
Vice Chairman
Pinnacle Financial Partners, Inc.
(Formerly Chairman and Chief Executive Officer of Cavalry Bancorp, Inc.)

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners, Inc.

Hal N. Pennington
Retired Chairman
Genesco, Inc.

Wayne J. Riley, MD
President and CEO
Meharry Medical College

Gary L. Scott
Retired Chairman and Chief Executive Officer of Mid-America Bancshares, Inc. and PrimeTrust Bank

M. Terry Turner
President and
Chief Executive Officer
Pinnacle Financial Partners, Inc.

Director Emeritus

Robert E. McNeilly, Jr.
Retired Chairman of First American's Nashville Bank and President of First American Trust Company

Leadership Team

M. Terry Turner
President and Chief Executive Officer

Robert A. McCabe, Jr.
Chairman

Hugh M. Queener
Executive Vice President and Chief Administrative Officer

Harold R. Carpenter
Executive Vice President and Chief Financial Officer

J. Harvey White
Chief Credit Officer and Knoxville President

Ronald K. Carter
Senior Vice President and Area Manager – Client Services Rutherford/Bedford County

Gary L. Collier
Executive Vice President and Manager, Pinnacle Asset Management

Michael B. DiStefano
Executive Vice President and Manager, Client Advisory Group – Knoxville

R. Dale Floyd
Senior Vice President and Manager, Client Advisory Group – Rutherford County

D. Michael Hammontree, Jr.
Senior Vice President and Director of Research and Product Development

Gerald M. Hampton
Executive Vice President and Financial Advisor

Karen C. Hargis
Senior Vice President and Area Manager – Client Services

Michael E. Hendren
Senior Vice President and Senior Credit Officer

Timothy H. Huestis
Senior Vice President and Senior Credit Officer

Joanne B. Jackson
Executive Vice President and Director of Associate and Client Experience

Sarae H. Janes
Senior Vice President and Communications Director

D. Kim Jenny
Senior Vice President and Risk and Performance Management Officer

H. Maclin Johnston
Chief Investment Officer

William S. Jones
Executive Vice President and Rutherford County Area Executive

M. Glenn Layne
Senior Vice President and Senior Credit Officer – Rutherford County

Scott R. McCormick
Senior Vice President and Wilson County Area Executive

Charles B. McMahan
Executive Vice President and Senior Credit Officer

Robert D. Newman
Senior Vice President and Manager, Trust and Investment Advisory

Dianne C. Porter
Senior Vice President and Manager, Loan Review

Dan L. Stubblefield
Senior Vice President and Corporate Controller

James O. Sweeney, III
Senior Vice President and Senior Product Manager

Jason K. West
Executive Vice President and Manager, Special Assets Group

Larry J. Whisenant
Senior Vice President and Area Manager – Client Services

J. Edward White
Executive Vice President and Manager, Client Advisory Group

Randall L. Withrow
Senior Vice President and Chief Information Officer

Investor Relations:

Shareholders and others seeking a copy of the Firm's public filings should visit the Investor Relations section of our website at www.pnfp.com or contact:

Chief Financial Officer
Pinnacle Financial Partners, Inc.
150 Third Ave. South, Suite 900
Nashville, TN 37201
(615) 744-3742

General Counsel:

Bass, Berry & Sims PLC
Nashville, Tennessee

Stock Listing:

The common stock of Pinnacle Financial Partners, Inc. is traded on the Nasdaq Global Select market under the trading symbol "PNFP."

Shareholders Services:

Shareholders desiring to change address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Registrar and Transfer Company
P.O. Box 1010
Cranford, NJ 07016-3572

Annual Meeting of Shareholders:

The Annual Meeting of Shareholders will convene at 11 a.m. on Tuesday, April 16, 2013. The meeting will be held at Pinnacle Financial Partners, Pinnacle at Symphony Place, 150 Third Ave. South, Nashville, TN. Further information regarding this meeting can be found in the firm's proxy statement for the 2013 Annual Meeting.

Pinnacle℠

FINANCIAL PARTNERS

Middle Tennessee

Davidson County

Belle Meade
4328 Harding Pike
Nashville, TN 37205
(615) 690-1460

Bellevue
7651 Hwy. 70 South
Nashville, TN 37221
(615) 743-8300

Donelson
424 Donelson Pike
Nashville, TN 37214
(615) 743-6010

Downtown Nashville
Pinnacle at Symphony Place
150 Third Ave. South
Nashville, TN 37201
(615) 744-3705

Goodlettsville
847 Conference Drive
Goodlettsville, TN 37072
(615) 744-3290

Green Hills
2307 Crestmoor Drive
Nashville, TN 37215
(615) 743-3500

Hermitage
4715 Andrew Jackson Pkwy.
Hermitage, TN 37076
(615) 743-6060

West End
2300 West End Ave.
Nashville, TN 37203
(615) 690-4000

100 Oaks
2833 Bransford Ave.
Nashville, TN 37204
(615) 690-1440

Rutherford County

Murfreesboro
114 West College St.
Murfreesboro, TN 37130
(615) 849-4236

2035 S.E. Broad St.
Murfreesboro, TN 37130
(615) 849-4239

1645 N.W. Broad St.
Murfreesboro, TN 37129
(615) 849-4242

123 Cason Lane
Murfreesboro, TN 37128
(615) 849-4241

1745 Memorial Blvd.
Murfreesboro, TN 37129
(615) 849-4240

2604 South Church St.
Murfreesboro, TN 37128
(615) 849-4243

Smyrna
69 South Lowry St.
Smyrna, TN 37167
(615) 904-3210

467 Sam Ridley Pkwy. West
Smyrna, TN 37167
(615) 849-4244

Williamson County

Brentwood
128 Franklin Road
Brentwood, TN 37027
(615) 744-5100

Cool Springs
7040 Carothers Pkwy.
Franklin, TN 37067
(615) 744-3770

1717 Mallory Lane
Brentwood, TN 37027
(615) 743-8230

Franklin
216 South Royal Oaks Blvd.
Franklin, TN 37064
(615) 690-4030

Wilson County

Mt. Juliet
551 North Mt. Juliet Road
Mt. Juliet, TN 37122
(615) 773-6600

11400 Lebanon Road
Mt. Juliet, TN 37122
(615) 773-6680

Lebanon
1412 W. Baddour Pkwy.
Lebanon, TN 37087
(615) 466-5480

411 South Cumberland
Lebanon, TN 37087
(615) 466-5700

Bedford County

Shelbyville
604 North Main St.
Shelbyville, TN 37160
(931) 680-0734

Cheatham County

Ashland City
524 South Main St.
Ashland City, TN 37015
(615) 743-8330

Dickson County

Dickson
501 Hwy. 46 South
Dickson, TN 37055
(615) 740-8240

Sumner County

Hendersonville
270 East Main St.
Hendersonville, TN 37075
(615) 690-4045

East Tennessee

Knox County

Northshore
1111 Northshore Drive
Suite S130
Knoxville, TN 37919
(865) 766-3000

Farragut
241 Brooklawn St.
Knoxville, TN 37934
(865) 766-3070

Fountain City
5019 North Broadway
Knoxville, TN 37918
(865) 766-3050

Cedar Bluff
(Opening in 2013)
9601 Kingston Pike
Knoxville, TN 37922
(865) 602-3600


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